2001



02029046

ANNUAL REPORT

*ARS
P.E. 12/31/01



ANB

ALABAMA NATIONAL
BANCORPORATION

ANB ANNUAL REPORT

Alabama National BanCorporation

is the holding company for eleven bank subsidiaries in Alabama, Florida, and Georgia. These banks provide retail, commercial, investment, brokerage, trust, leasing, insurance and mortgage banking services for individuals and businesses.

LETTER TO
OUR SHARE OWNERS

I am pleased to review another year of outstanding performance by Alabama National BanCorporation (ANB). While 2001 was a difficult year for our country in so many respects, our task as managers is to produce positive results in all economic environments, and I am pleased to report our results in this regard. 2001 proved to be a record-breaking year for ANB.



John H. Holcomb, III

Chairman of the Board and

Chief Executive Officer

In 2001, diluted earnings per share grew to $2.34, an increase of 9.8% over 2000's $2.13 on a pooled basis. The exclusion of the Peoples State acquisition expenses resulted in diluted operating earnings per share of $2.40, up 10.6% from 2000's originally reported $2.17. Our return on share owners' equity was 15.40%, compared with 16.29% in 2000. Share owners' equity increased to $208 million, a gain in net worth of $36 million, and book value per share and tangible book value per share grew to $16.84 and $15.31, respectively. We increased our dividend rate by 9.5% in February 2001, the sixth consecutive annual increase since our initial dividend in 1995. ANB's assets at year end grew to $2.84 billion, an increase of 20.6% over year-end 2000.

Asset quality is fundamental to ANB's long-term success. A continuing discipline within the Company is maintaining superior asset quality. Nonperforming assets were 0.47% of total loans and other real estate at December 31, 2001. The Company has a consistent and continuing practice of having no loans accruing interest that are 90 days past due. Our net charge-offs for the year 2001 were $1.7 million, or 0.09% of average loans. Our allowance for loan losses was $28.5 million, or 1.45% of total loans.

ANB's success is attributable
to outstanding employees operating in a
customer-focused environment.

In addition to our financial and asset quality performance, ANB achieved strategic growth goals in 2001. Our first quarter acquisition of Peoples State Bank of Groveland, Florida, and our fourth quarter acquisition of Farmers National Bank of Opelika, Alabama, were successfully completed and converted to our operating systems. We continued our expansion through branch development with new offices in Kissimmee and Vero Beach, Florida, and in Huntsville, Alabama. The expansion of these growth markets will contribute to our long-term success.

ANB produced record net revenue in 2001 of $137.5 million, up 20.9% from 2000's $113.7 million. On a diluted per share basis, our $11.33 in net revenue per share was up 19.3% from 2000's $9.50 figure. Noninterest income for 2001 represented 35.2% of total net revenue, due largely to record revenue production by ANB's investment and mortgage divisions. ANB's success is attributable to outstanding employees operating in a customer-focused environment. Our employees continually look for opportunities to expand customer relationships through the sale of additional products.

LETTER TO OUR SHARE OWNERS

I want to share with you a few concepts that we believe are important to the success of the Company:

We measure our success by the growth in our earnings power over time. If you were an Alabama National share owner in 1996, your Company produced $1.45 in diluted earnings per share. In 2001, your Company had grown this figure to $2.34 per share. This represents a compound annual growth rate of 10.0% over this five-year period.

ANB's value is built upon the quality of our employees, the quality of our assets and liabilities, and the quality of the markets and business lines through which we operate. We work to hire, train, and retain the best employees. We place an extremely high value on asset quality. We have locations in attractive markets and we have a broad portfolio of financial services.

A company's management group should have an owner orientation, with a collective focus on maximizing long-term value. The management group and the directors of the Company have a significant portion of their net worth invested in ANB stock.

Our directors and management group have worked to create a culture that is straightforward, candid, and realistic about our business. In the lending business, it is easy to convince oneself that something is more than it appears. We strive to be realistic and use common sense in making judgments about loans, collateral values, and collectability.

We believe that a distributed decision-making process is superior to a centralized one. We foster a sense of local ownership of decisions and performance, and we then hold ourselves accountable for results.

The financial services industry and the markets in which we operate continue to provide us with challenges and opportunities for growth. Our directors and management team take an "owner's" view of reacting to these opportunities and striving for the creation of long-term per share value. Operating within the framework of the above concepts, we established priorities which we have shared with you in this letter each year since the 1995 Annual Report. These clearly focused priorities represent our plan for the future:

- Maximize the growth and profitability of our basic business lines.
- Expand our financial products and services to meet the changing marketplace and the needs of our customers.
- Develop additional markets and revenue sources to further utilize our delivery system.
- Integrate more efficient and productive technology systems that exceed our customers' expectations.

As we look forward, we are committed to furthering the Company's growth. We will continue to focus on opportunities that enhance share owner value. Our historical success lays a great foundation for the future.

Our share owners and customers have placed great confidence in ANB. Thank you for your investment, support and encouragement in motivating the growth and enhancement of the value of our Company.



John H. Holcomb, III

Chairman of the Board and Chief Executive Officer

ANB EXECUTIVE MANAGEMENT



John H. Holcomb, III
Chairman of the Board and Chief Executive Officer

Dan M. David
Vice Chairman

Victor E. Nichol, Jr.
Vice Chairman



Richard Murray, IV
President and Chief Operating Officer

John R. Bragg
Executive Vice President, Retail Banking and Operations

William E. Matthews, V
Executive Vice President and Chief Financial Officer

ANB CONSOLIDATED FINANCIAL HIGHLIGHTS

(Amounts in thousands except ratios and per-share data)

Year ended December 31:		2001	2000	% Change
EARNINGS:				
Net interest income		$89,144	$80,235	11.1%
Non-interest income		48,707	33,347	46.1
Provision for loan losses		3,946	2,506	57.5
Non-interest expense (a)		91,261	74,025	23.3
Net operating earnings (a)		29,196	25,615	14.0
Net income		28,415	25,518	11.4
At December 31:				
Assets		$2,843,467	$2,358,285	20.6%
Earning assets		2,612,806	2,140,562	22.1
Loans, net of unearned discount and net deferred loan fees (b)		1,964,169	1,710,810	14.8
Allowance for possible loan losses		28,519	22,368	27.5
Deposits		2,066,759	1,807,095	14.4
Shareholders' equity		207,886	171,604	21.1
Averages for the year ended December 31:				
Assets		$2,536,391	$2,187,880	15.9%
Earning assets		2,326,425	1,991,706	16.8
Loans, net of unearned discount and net deferred loan fees (b)		1,812,715	1,578,940	14.8
Deposits		1,854,596	1,679,017	10.5
Per Common Share:				
Net operating earnings (diluted) (a)		$2.40	$2.14	12.4%
Net income (diluted)		2.34	2.13	9.8
Book value		16.84	14.56	15.7
Cash dividends declared		0.92	0.84	9.5
Market price:	Close	33.71	22.63	
	High	35.68	24.75	
	Low	22.50	14.13	
Significant ratios for the year ended December 31:				
Return on average assets (operating) (a)		1.15%	1.17%	
Return on average equity (operating) (a)		15.82	16.35	
Return on average assets		1.12	1.17	
Return on average equity		15.40	16.29	
Total risk-based capital ratio		11.17	10.11	
Equity to assets (end of period)		7.31	7.28	
Allowance for possible loan losses to net loans (b)		1.45	1.31	
Net charge-offs to average loans		0.09	0.04	
Net interest margin		3.83	4.03	

(a) Excludes non-recurring merger-related charges

(b) Excluding loans held for sale

AXB KEY PERFORMANCE INDICATORS

DIVIDENDS DECLARED PER SHARE

$ 0.72
$ 0.84
$ 0.92

1999 2000 2001

NET REVENUE (a)

(in thousands)

$ 100,838
$ 113,720
$ 137,521

1999 2000 2001

(a) Net revenue = net interest income + noninterest income. Excludes securities gains and gain on pension curtailment in 1999.

LOAN GROWTH (a)

(in millions)

$ 1,403
$ 1,711
$ 1,964

1999 2000 2001

(a) Year-end loan balances, excluding loans held for sale

RETURN ON AVERAGE EQUITY (OPERATING)

16.11%
16.35%
15.82%

1999 2000 2001

DILUTED OPERATING EARNINGS PER SHARE

$ 1.94
$ 2.14 (a)
$ 2.40 (a)

1999 2000 2001

(a) Excludes non-recurring merger-related charges of $0.07 and $0.01 per share for 2001 and 2000, respectively.


Huntsville
Decatur
Birmingham
Atlanta
Auburn
Pensacola
Orlando
Naples

Alabama National BanCorporation

operates 60 offices in the Southeast, ranging from

North Alabama to South Florida.

○ Scheduled to open in 2002.

National Bank of Commerce

Based in Birmingham, Alabama, **NATIONAL BANK OF COMMERCE (NBC)** serves customers through 15 offices in Metro-Birmingham and Jefferson County, and surrounding areas including two of the state's fastest growing counties, Shelby and St. Clair. As the lead bank for ANB, NBC shares its executive management team with the holding company.



William E. Matthews V, Robert B. Aland, John H. Holcomb, III, Richard Murray, IV, and Victor E. Nichol, Jr.

Birmingham has evolved from a manufacturing-based economy to a balance of manufacturing and service-based jobs with a thriving workforce. Healthcare, banking, insurance, distribution, retail, construction, engineering and a variety of service industries make up an economy that is excellent for business. Home to the renowned University of Alabama-Birmingham Hospital, Birmingham's medical community continues to be recognized worldwide for its contributions to healthcare.

With a metro population of almost one million, Birmingham offers the cultural events of a major city, yet is small enough to be friendly and easy to navigate.

NBC has assets of $1.1 billion and plans to open its sixteenth office in the fast-growing Highway 150 area of Hoover in 2002.

NBC National Bank of Commerce
www.nbcbham.com
1927 First Avenue North • Birmingham, AL 35203
Telephone: 205-583-3600

BOARD OF DIRECTORS

Lucian F. Bloodworth
Chairman and
Chief Executive Officer
Jay Electric Company, Inc.

William B. Cashion
Chairman of the Board
Western Steel, Inc.

Albert L. Cason
President and
Chief Executive Officer
Bud's Best Cookies, Inc.

T. Morris Hackney
Chairman of the Board
The Hackney Group, Inc.

John H. Holcomb, III
President
National Bank of Commerce

Willie R. Huff
President
ABI Capital Management, LLC

John D. Johns
President and
Chief Executive Officer
Protective Life Corporation

John J. McMahon, Jr.
Chairman, Ligon Industries, LLC
Chairman of the
Executive Committee
McWane, Inc.

C. Phillip McWane
Chairman of the Board
McWane, Inc.

Hugh J. Morgan, Jr.
Chairman of the Board
National Bank of Commerce

Richard Murray, IV
Executive Vice President
National Bank of Commerce

Drayton Nabers, Jr.
Chairman
Protective Life Corporation

Victor E. Nichol, Jr.
Vice Chairman
National Bank of Commerce

G. Ruffner Page, Jr.
President
McWane, Inc.

W. Stancil Starnes
Partner
Starnes and Atchison

Temple W. Tutwiler, III
President
Tutwiler Investment Company

W. Edgar Welden
Chairman of the Board
Southeastern Property
Management, Inc.

NBC Insurance Services
1927 First Avenue North
Birmingham, AL 35203
Telephone: 205-583-3666

NBC Leasing Company
1927 First Avenue North
Birmingham, AL 35203
Telephone: 205-521-9882

NBC Mortgage Company
1927 First Avenue North
Birmingham, AL 35203
Telephone: 205-583-3290

NBC Securities, Inc.
www.nbcsecurities.com
1927 First Avenue North
Birmingham, AL 35203
Telephone: 205-521-9390

First American Bank



JAMES R. THOMPSON, III
President and COO

FIRST AMERICAN BANK is the second largest bank in ANB's system with assets of $692 million. First American serves north Alabama through offices in Morgan, Madison and Limestone Counties. The bank expanded to east central Alabama with the acquisition of Farmers National Bancshares of Opelika/Auburn in December 2001.

ASSETS

$692 MILLION

LOCATIONS

MORGAN, MADISON LIMESTONE, AND LEE COUNTIES, ALABAMA

First American's largest markets, Huntsville and Decatur, ranked #12 and #46, respectively, as two of Expansion Management's "America's 50 Hottest Cities for Manufacturing Expansions and Relocations." Decatur is a major commerce hub with a transportation infrastructure that has helped attract industrial giants such as Boeing, General Electric and 3M.

Best known as the home of NASA's Marshall Space Flight Center, Huntsville's role in the nation's missile and space programs has resulted in local corporate spin-offs that have become stars in their own right. A recent economic impact study found that the Ground-based Missile Defense program brings nearly $300 million annually into Huntsville and north Alabama. On average, roughly three indirect jobs are created in Huntsville and north Alabama for every two missile program jobs.

Opelika/Auburn, First American's newest market, has been recognized as one of the top six places to retire in the nation by *Kiplinger's* Magazine. Home of Auburn University, the market is one of the fastest growing areas in the state.

BOARD OF DIRECTORS



www.first-american.com

251 Johnston Street, SE
Decatur, AL 35601
Telephone: 256-340-7000

Kinney S. Copeland, M.D.
Decatur ENT Associates

Dan M. David
Chairman and
Chief Executive Officer
First American Bank

William Jackson Fite
Vice President and Co-owner
Fite Building Co.

Lynn C. Fowler
Mayor
City of Decatur

Leonard W. Gossett, Jr., CPA
Shareholder
MDA Professional Group, P.C.

A. Allen Hamilton
Developer/Investments

John H. Holcomb, III
Chairman and Chief Executive Officer
Alabama National BanCorporation

James E. Hurst
Director, Secretary and Treasurer
Gobble Fite Lumber Co., Inc.

Jon H. Moores
Retired

Richard Murray, IV
President and
Chief Operating Officer
Alabama National BanCorporation

C. Lloyd Nix, D.M.D.
Retired

R. W. Orr, Jr.
Chairman of the Board
Petroleum Sales, Inc.

John Plunk
Attorney
Alexander, Corder,
Plunk and Baker, P.C.

W. Evans Quinlivan
Huntsville City President
First American Bank

William Britt Sexton
President
Sexton's, Inc.

Gerry E. Shannon
Principal
Triad Properties

Jimmy D. Smith
President
Jimmy Smith Jewelers, Inc.

James R. Thompson, III
President and
Chief Operating Officer
First American Bank

Corporate Billing, Inc.
251 Johnston Street, SE
Decatur, AL 35601
Telephone: 256-340-7060

ANB Insurance Services, Inc.
1927 First Avenue North
Birmingham, AL 35203
Telephone: 205-421-2268

First Citizens Bank



WILLIAM L. CLARK
President and CEO

Located in Talladega County in east central Alabama, **FIRST CITIZENS BANK** is based in the center of one of the country's fastest growing economies. A business-friendly atmosphere with one of the nation's lowest operating costs makes Talladega County an attractive choice for world-class companies such as Honda and Harley Davidson. Five new companies and two existing companies announced projects representing millions in capital investment and hundreds of new jobs for the county in 2001.

ASSETS
$94 MILLION
LOCATION
TALLADEGA, ALABAMA

Talladega County draws visitors to the natural beauty of Mt. Cheaha at the foothills of the Appalachian Mountains and Talladega National Forest, as well as to the excitement of NASCAR's annual Winston 500 and DieHard 500 races.



Talladega County is home to Honda's new automotive manufacturing facility.

BOARD OF DIRECTORS

FIRST CITIZENS Bank
www.first-citizens-bank.com

409 East Battle Street
Talladega, AL 35160
Telephone: 256-362-8784

Tom F. Barber
Retired
Barber Sales, Inc.

William L. Clark
President and
Chief Executive Officer
First Citizens Bank

Ralph D. Gaines, Jr.
Attorney, Senior Partner
Gaines, Gaines & Rasco, P.C.

H. Millard Griffin
President
Griffin's Jewelry, Inc.

Tony L. McKinney, D.M.D.
Dentist

D. Leigh Murphy, M.D.
Partner
Talladega Surgery & Associates, P.A.

Victor E. Nichol, Jr.
Chairman of the Board
First Citizens Bank

Roy M. Robinson
Retired
S & R Lumber Company

Cyrus S. Steed, Jr.
President
Steed Timber Company, Inc.

Irving Thompson
General Manager
East Central Alabama Gas District

Robert L. Wynn
Retired

First Citizens Insurance Services
83183 Highway 9 North
Ashland, AL 36251
Telephone: 256-354-4909

409 East Battle Street
Talladega, AL 35160
Telephone: 256-761-2178

Alabama Exchange Bank



ROBERT L. DAVIS
President and CEO

Located in east central Alabama just off the I-85 Montgomery-to-Atlanta corridor, **ALABAMA EXCHANGE BANK** has served Tuskegee since 1939. A city steeped in history, Tuskegee is best known as the home of Tuskegee University, established by Booker T. Washington in 1881 as the Tuskegee Normal School. George Washington Carver joined the faculty of the school in 1896, and revolutionized Southern agricultural development in the early twentieth century with the concept of crop rotation.

ASSETS
$76 MILLION

LOCATION
TUSKEGEE, ALABAMA

Tuskegee played an historic role in the nation's defense during World War II. The first African-American flying unit, the Tuskegee Airmen, trained at Moton Field in Tuskegee. Nearby Tuskegee National Forest attracts nature enthusiasts to some of the best outdoor recreational activities and wildlife in the southeastern United States.



BOARD OF DIRECTORS



102 West Northside Street
Tuskegee, AL 36083
Telephone: 334-727-1730

George H. Clay
President
Clay and Associates

Robert L. Davis
President and
Chief Executive Officer
Alabama Exchange Bank

Fred D. Gray
Senior Partner
Gray, Langford, Sapp, McGowan,
Gray & Nathanson

Benjamin Newhouse
Dean of the School of Business
Tuskegee University

Victor E. Nichol, Jr.
Chairman of the Board
Alabama Exchange Bank

Bank of Dadeville



C. WAYNE GLASSCOCK
President and CEO

With assets of $70 million, the **BANK OF DADEVILLE** has served the Lake Martin area in Alabama for almost 70 years. Lake Martin has 750 miles of shoreline and has been chosen by several national publications as the top retirement spot in the country. Its mild four-season climate, affordable housing and low property taxes are a few of the reasons retirees choose Dadeville as their retirement home. Active retirees are attracted to the area by opportunities for golfing, water sports and easy interstate highway access to Montgomery, Birmingham and Atlanta.

ASSETS
$70 MILLION
LOCATION
DADEVILLE, ALABAMA

Dadeville is located in east central Alabama, a short distance from Auburn University in the Auburn/Opelika area, one of the fastest growing areas in the state.



BOARD OF DIRECTORS

BANK of DADEVILLE

www.bank-of-dadeville.com

242 North Broadnax Street
Dadeville, AL 35853
Telephone: 256-825-4284

Charles R. Adair, Jr.
Attorney

Jim B. Black
Vice Chairman of the Board
Bank of Dadeville

C. Wayne Glasscock
President and
Chief Executive Officer
Bank of Dadeville

Ernest W. Langley
Owner
Langley Funeral Home

Jimmy R. McIntosh
Vice Chairman of the Board
Bank of Dadeville

Joe McKelvey
Retired
McKelvey Chevrolet Corporation

Victor E. Nichol, Jr.
Chairman of the Board
Bank of Dadeville

John P. Oliver, II
Attorney

Alan J. Swindall, M.D.
Physician

Tallapoosa Insurance Services
242 North Broadnax Street
Dadeville, AL 35853
Telephone: 256-825-9076

First Gulf Bank



ROBERT M. SEABORN, JR.
President and CEO

FIRST GULF BANK serves Baldwin County, the fastest growing county in Alabama. Bordered by the Gulf of Mexico, Mobile Bay, and Perdido Bay in southwest Alabama, the area attracts residents, visitors and companies with its mild climate, abundant agriculture and water resources and beautiful beaches.

With assets of $189 million, First Gulf Bank operates seven strategically located offices throughout Baldwin County. The bank's Daphne market was ranked number 20 among the nation's top cities in which to own or operate a small business in 2001. Baldwin County offers its residents the charm of small town living and the benefits of larger metropolitan areas with nearby Mobile and Pensacola.

ASSETS

$189 MILLION

LOCATIONS

GULF SHORES, ORANGE BEACH, FAIRHOPE, BAY MINETTE, DAPHNE, FOLEY, ROBERTSDALE, ALABAMA



BOARD OF DIRECTORS


FIRST GULF
Bank

www.firstgulfbank.com

250 West Fort Morgan Road
Gulf Shores, AL 36547
Telephone: 334-968-2500

Owen Bailey
Administrator
Thomas Hospital

David L. Bodenhamer
President
Young's Realty, Inc.

T. Frank Burt, Jr.
Chairman
Baldwin County Commission

Perry A. Hand, P.E.
Engineer
David Volkert & Associates, Inc.

Louis E. Mapp
Investments/Trustee

Carmeleita W. McDavid
Retired

J. Randle McKinney
President
McKinney & Associates, P.C.

W. Douglas Montgomery, Sr.
Chairman of the Board
First Gulf Bank

Victor E. Nichol, Jr.
Vice Chairman
Alabama National BanCorporation

Wayne A. Perdew
Retired
Shirley & Wayne's Supper Club

Robert M. Seaborn, Jr.
President and
Chief Executive Officer
First Gulf Bank

Charles H. Starling
Pharmacist, Owner
Starling Pharmacy

James E. Wright
Retired
Wright Drugs, Inc.

John Wright
Manager
Craft Turf Farms

Georgia State Bank



KEN F. THIGPEN
President and CEO

With assets of $219 million, **GEORGIA STATE BANK** is the third largest bank in ANB's system.

ASSETS
$219 MILLION
LOCATIONS
COBB, PAULDING AND DOUGLAS COUNTIES, GEORGIA

The metropolitan Atlanta area has a population of four million, ranking it ninth in the nation. Atlanta's healthy economy and entrepreneurial environment have made it the number one choice for newcomers. The area has led the nation in new housing permits every year since 1991. The area's economic strength is due in large part to Metro Atlanta's colleges, universities and technical institutes that provide graduates armed with skills that are in high demand. The U.S. Census Bureau ranks Atlanta second in the nation for percentage of the population with a college degree and the area leads the country in attracting college graduates.

More than 700 of the Fortune 1,000 companies have operations in Atlanta. Many of the businesses that move or expand their operations to Atlanta are attracted to the area's transportation infrastructure, which is one of the top reasons business publications consistently rank Atlanta as a favorite place for new businesses.

Atlanta area residents and newcomers are attracted to the suburban areas served by Georgia State Bank because of their slower pace, small town warmth and convenience to the cultural and sporting venues of metropolitan Atlanta.

BOARD OF DIRECTORS


GEORGIA
STATE
BANK

www.geobank.com

620 Fontaine Road, SW
Mableton, GA 30126
Telephone: 770-941-2100

W. Ray Barnes
Chairman of the Board
Georgia State Bank

Thomas J. Browning
Attorney
Browning and Tanksley

Ray H. Collier
Retired

Claxton Eugene Eubanks
Drug Enforcement
State of Georgia

John H. Holcomb, III
Chairman and
Chief Executive Officer
Alabama National BanCorporation

C. Freeman Poole
Retired

Mildred A. Reeves
Retired

Ken F. Thigpen
President and
Chief Executive Officer
Georgia State Bank

Stephen P. Thompson
Senator
State of Georgia

R. Truman Travis
Retail Sales Management

Georgia State Insurance Services
620 Fontaine Road
Mableton, GA 30126
Telephone: 770-941-2100

Citizens & Peoples Bank



M. BLAISE ADAMS
President and CEO

Located in the western corner of Florida's Panhandle, **CITIZENS & PEOPLES BANK (C&P)** serves Escambia County with offices in Pensacola and Cantonment. Pensacola was the first city settled by Europeans in America, making for a history that dates back more than 400 years. Its rich history, scenic beaches and vibrant cultural events draw year-round visitors to the area. Pensacola's beaches are recognized as some of the most beautiful in the world with crystal white sand and miles of scenic vistas due to designation as a national seashore area. Another significant tourist attraction is the Naval Aviation Museum which houses the world's largest assortment of static aviation displays. In addition, the city serves as home to three major regional hospitals which provide the base for a large and expanding medical community.

ASSETS
$76 MILLION
LOCATION
PENSACOLA, FLORIDA



The Naval Aviation Museum is one of many attractions in Pensacola.

BOARD OF DIRECTORS



CITIZENS & PEOPLES
Bank, N.A.
www.candpbank.com

201 North Palafox Street
Pensacola, FL 32501
Telephone: 850-435-8887

M. Blaise Adams
President and
Chief Executive Officer
Citizens & Peoples Bank, N.A.

Nathan O. Botts*
Shareholder
Saltmarsh, Cleaveland
and Gund, C.P.A.

Douglas C. Halford
President
The Halford Company

Donald P. Jehle
President
Jehle Engineering, Inc.

Richard P. Morette
President and CEO
Morette Company

Victor E. Nichol, Jr.
Chairman of the Board
Citizens & Peoples Bank, N.A.

Walter J. Ritchie
Partner
O'Sullivan, Hicks, Patton, L.L.P.

Ruben B. Timmons, M.D.
President
Comprehensive Pain Medicine &
Rehabilitation, Inc.

John R. Williams
General Manager
Rosie O'Grady's of Pensacola, Inc.

Gregory K. Woodfin, D.M.D.
President
Woodfin Orthodontics

*Advisory Member

Community Bank of Naples, N.A.



ROBERT GUIDIDAS
President and CEO

COMMUNITY BANK OF NAPLES is based in Naples, which is nestled on the beaches of the Gulf of Mexico in Southwest Florida. Known for world-class shopping, dining and abundant challenging golf courses, Naples is located in Collier County, which in terms of land areas is the largest of Florida's 67 counties. For most of the past 20 years, the area has hovered near the top of the list of the fastest-growing metropolitan areas in the country. Collier County's population grew 65 percent during the 1990s and the area's workforce increased by 37 percent. Naples has the highest per-capita income of any U.S. metropolitan area and is projected to be the fourth among all U.S. cities for projected employment growth for the five-year period from 1997-2002.

ASSETS
$159 MILLION
LOCATION
NAPLES, FLORIDA



BOARD OF DIRECTORS

Community Bank of Naples, N.A.

www.cbnaples.com

5150 Tamiami Trail North
Naples, FL 34103
Telephone: 941-649-1500

Robert Guididas
President and
Chief Executive Officer
Community Bank of Naples, N.A.

John H. Holcomb, III
Chairman of the Board
Community Bank of Naples, N.A.

Ronald C. May
Owner
Ronnie C. May & Associates Chartered

Gerard McHale, Jr., C.P.A.
Partner
McHale, Caruso, Scullion & Co.

A. James Meerpohl, A.R.M.
Sales Executive
Marsh USA, Inc.,
an MMC Company

William Van Meter
Chairman
American Superior
Insurance Company

Brigid D. Soidavini
CPA
Soidavini Accounting, P.A.

George Vega
Partner
Vega, Brown, Stanley & Burke

George Wilson
Partner
Cheffy, Passidomo,
Wilson & Johnson

Community Imperial Insurance Services
5150 Tamiami Trail North
Naples, FL 34103
Telephone: 941-263-0550

Public Bank



JACK A. SHOFFNER
President and CEO

Orlando, known worldwide as a top tourist destination, is home to **PUBLIC BANK.** While tourism is the largest employer in Metro Orlando, accounting for over 26% of jobs in the community, growth has occurred over the past decade in major industry sectors including high technology, manufacturing, international trade, and film production. With a young, well-educated workforce, Orlando is ranked the second fastest growing employment market in the country. Despite a rise in unemployment, the Orlando area managed to add almost 30,000 jobs in 2001, a gain of 3.2%.

ASSETS
$112 MILLION
LOCATIONS
ST. CLOUD, KISSIMMEE, ALTAMONTE SPRINGS, AND VERO BEACH, FLORIDA

Public Bank operates offices in St. Cloud, Kissimmee, and Altamonte Springs. The bank expanded its branch network in 2001 with a new office in Vero Beach, the commercial and cultural center of Indian River County.



BOARD OF DIRECTORS

PUBLIC BANK
www.publicbank.com

2500 13th Street
St. Cloud, FL 34769
Telephone: 407-892-7137

David W. Gwynn, Jr.
Co-owner
TEI Engineers & Planners

John H. Holcomb, III
Chairman of the Board
Public Bank

Charles L. Hodgins
Owner
Hodgins Home Appliances

H.E. McClain
Owner
McClain Financial Group

Jack A. Shoffner
President and
Chief Executive Officer
Public Bank

H. Clay Whaley, Jr.
Owner
Illihaw Ranch

Henry C. Yates
Owner, Circle Y Groves
Owner, Circle Y Oil Company, Inc.

Peoples State Bank



WAYNE M. TURNER
President and CEO

Founded in 1949, **PEOPLES STATE BANK** serves as a community bank to Lake County, Florida.

ASSETS
$133 MILLION
LOCATIONS
GROVELAND, CLERMONT AND LEESBURG FLORIDA

Known as "Gem of the Hills," South Lake County is located in the heart of Florida, boasting rolling hills, a chain of 15 clear lakes, and some of the best recreational facilities in the state. Visitors and area residents also have access to a myriad of leisure opportunities—Disney World and Orlando are a short, 30-minute drive, and the Atlantic Ocean and the Gulf of Mexico are less than two hours away.

South Lake County's strong workforce and thriving economic base offer businesses and residents exceptional quality. The area's central location provides easy access to major highways—one of the reasons many businesses, including several trucking companies, have located their distribution offices and operations in South Lake County.



BOARD OF DIRECTORS



www.peoples-state-bank.com

200 East Broad Street
Groveland, FL 34736
Telephone: 352-429-2131

Donald B. Bailey
Chairman of the Board
Peoples State Bank

Joe E. Fairchild
Vice President
Peoples State Bank

Jane Geraci
Vice Chairman of the Board
Peoples State Bank

Bob L. Leininger
Cattle and Citrus

Mark I. Mclin
District Manager
Winn Dixie Stores, Inc.

Stephen W. Parrish
Owner/Operator
Lake Minneola Inn and
Crown Restaurant

Jeffery A. Rice
Citrus/Pipefitting/Welding

Wayne M. Turner
President and CEO
Peoples State Bank

Peoples State Insurance Services
1820 Highway 27
Clermont, FL 34711
Telephone 352-242-2074

The table below sets forth the high and low stock prices on a quarterly basis from January 1, 1999, through December 31, 2001.

		High	Low
1999	1st Quarter	$26.91	$21.75
	2nd Quarter	25.38	22.50
	3rd Quarter	27.50	22.63
	4th Quarter	24.63	17.75
2000	1st Quarter	21.75	14.13
	2nd Quarter	20.50	17.13
	3rd Quarter	24.75	17.13
	4th Quarter	23.63	18.75
2001	1st Quarter	32.00	22.50
	2nd Quarter	32.45	27.50
	3rd Quarter	34.99	25.51
	4th Quarter	35.68	30.04

The table below sets forth cash dividends declared by the Company for the periods presented:

Date Declared	Record Date	Payment Date	Per-Share Amount
1999			
Feb. 19, 1999	Mar. 15, 1999	Apr. 3, 1999	$.18
Apr. 20, 1999	June 15, 1999	July 3, 1999	.18
Aug. 19, 1999	Sept. 14, 1999	Oct. 3, 1999	.18
Oct. 25, 1999	Dec. 15, 1999	Jan. 3, 2000	.18
			$.72
2000			
Feb. 18, 2000	Mar. 15, 2000	Apr. 3, 2000	$.21
Apr. 20, 2000	June 15, 2000	July 3, 2000	.21
Aug. 19, 2000	Sept. 15, 2000	Oct. 3, 2000	.21
Oct. 25, 2000	Dec. 15, 2000	Jan. 3, 2001	.21
			$.84
2001			
Feb. 15, 2001	Mar. 15, 2001	Apr. 3, 2001	$.23
Apr. 20, 2001	June 15, 2001	July 3, 2001	.23
Aug. 17, 2001	Sept. 15, 2001	Oct. 3, 2001	.23
Oct. 22, 2001	Dec. 15, 2001	Jan. 3, 2002	.23
			$.92

On February 28, 2002, the Company declared a quarterly cash dividend of $0.25 per share payable on April 3, 2002, to shareholders of record on March 15, 2002, representing a $1.00 annual dividend rate.

Dividend Reinvestment Program: Alabama National has a Dividend Reinvestment Plan available for share owners holding their shares in certificate form. For more information or enrollment materials, please contact Sue Hampton at SunTrust Bank (Alabama National's Transfer Agent), 404-581-1579.

Board of Directors

W. RAY BARNES
Chairman and President
Efficiency Lodge, Inc.

DAN M. DAVID
Vice Chairman
Alabama National
BanCorporation

JOHN V. DENSON
Partner
Samford, Denson, Horsley, Petty, and Bridges

T. MORRIS HACKNEY
Chairman of the Board
The Hackney Group

JOHN H. HOLCOMB, III
Chairman and
Chief Executive Officer
Alabama National
BanCorporation

JOHN D. JOHNS
President and
Chief Executive Officer
Protective Life Corporation

JOHN J. MCMAHON, JR.
Chairman, Ligon Industries, LLC
Chairman of the
Executive Committee
McWane, Inc.

C. PHILLIP MCWANE
Chairman of the Board
McWane, Inc.

W. DOUGLAS MONTGOMERY
Principal
W. Douglas Montgomery, CPA, PC

DRAYTON NABERS, JR.
Chairman
Protective Life Corporation

VICTOR E. NICHOL, JR.
Vice Chairman
Alabama National
BanCorporation

C. LLOYD NIX, D.M.D.
Dentist, retired

G. RUFFNER PAGE, JR.
President
McWane, Inc.

WILLIAM E. SEXTON
Chairman of the Board
Sexton's, Inc.

W. STANCIL STARNES
Partner
Starnes and Atchison

Corporate Officers

JOHN H. HOLCOMB, III
Chairman and
Chief Executive Officer

DAN M. DAVID
Vice Chairman

VICTOR E. NICHOL, JR.
Vice Chairman

RICHARD MURRAY, IV
President and
Chief Operating Officer

JOHN R. BRAGG
Executive Vice President
Retail Banking and Operations

WILLIAM E. MATTHEWS, V
Executive Vice President
Chief Financial Officer

SANDRA C. BEAVERS
Senior Vice President
Auditor

WILLIAM R. IRELAND, JR.
Senior Vice President
Loan Review and
Compliance Officer

KIMBERLY MOORE
Senior Vice President,
Human Resources
Corporate Secretary

HARRY D. SESSAMEN
Senior Vice President
Chief Technology Officer

SHELLY S. WILLIAMS
Senior Vice President
Controller

SAMY EL-FERALY
Vice President
Credit Administration

LOWELL A. WOMACK, JR.
Vice President
Corporate Accounting Officer

Company Headquarters

1927 First Avenue North
Birmingham, Alabama 35203
205-583-3600

Transfer Agent

SunTrust Bank
P.O. Box 4625
Atlanta, Georgia 30302
800-568-3476

Independent Auditors

PricewaterhouseCoopers, L.L.P.
Birmingham, Alabama

Stock Market Information

The Company's common stock trades on the NASDAQ Stock Market (National Market) under the symbol ALAB.

Market Makers of the Company's Common Stock

Raymond, James & Associates
Morgan Stanley & Co., Inc.
Legg Mason Wood Walker Inc.
Spear, Leeds & Kellogg
Sherwood Securities Corp.
Keefe, Bruyette & Woods, Inc.
Trident Securities, Inc.
Herzog, Heine, Geduld, Inc.
Instinet Corporation
REDIBook ECN LLC
Knight Securities L.P.
Archipelago, L.L.C.
MARKETXT, Inc.
Midwest Research-
First Tennessee
Island System Corporation
Hoefer & Arnett, Incorporated
THE BRUT ECN, LLC
SunTrust Capital Markets, Inc.

Annual Meeting of Stockholders

The 2001 annual meeting of stockholders will be held at 10 a.m. Central Time on Thursday, May 2, 2002, at The National Bank of Commerce Building, 1927 First Avenue North, Birmingham, Alabama. Stockholders of record as of *March 8, 2002, are invited to* attend this meeting.

MANAGEMENT'S STATEMENT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Alabama National BanCorporation is responsible for the preparation and fair presentation of the financial information contained in this annual report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles under the circumstances. Where amounts must be based on estimates and judgments, they are based on the best estimates and judgments of management. The financial information appearing throughout this annual report is consistent with that in the financial statements.

The management of Alabama National BanCorporation is also responsible for establishing and maintaining an effective internal control structure and procedures for financial reporting and safeguarding of assets against loss from unauthorized use or disposition. Management assessed the internal control structure and procedures for financial reporting and safeguarding of assets as of December 31, 2001. Based on this assessment, management believes that Alabama National BanCorporation maintained an effective internal control structure and procedures for financial reporting and safeguarding of assets against loss from unauthorized use or disposition as of December 31, 2001.

The Audit Committee of the Board of Directors, composed solely of outside directors, has responsibility for recommending to the Board of Directors the appointment of the independent auditors for Alabama National BanCorporation. The Audit Committee meets periodically with the independent auditors to review the scope and findings of their audit. The independent auditors have free access to the Audit Committee, with no members of management present, to discuss their audit and findings as to the integrity of Alabama National BanCorporation's financial reporting and the adequacy of the internal control structure and procedures described above.

The consolidated financial statements of Alabama National BanCorporation as of December 31, 2001, and 2000, and for the three years ended December 31, 2001, have been audited by PricewaterhouseCoopers, L.L.P., independent auditors, who were engaged to express an opinion as to the fairness of presentation of such financial statements.



John H. Holcomb, III
Chairman of the Board and Chief Executive Officer



William E. Matthews, V
Executive Vice President and Chief Financial Officer

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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001, OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM ____________ TO ____________.

Commission File Number: 0-25160

ALABAMA NATIONAL BANCORPORATION

(Exact name of registrant as specified in its charter)

Delaware	63-1114426
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1927 First Avenue North, Birmingham, AL 35203-4009
(Address of principal executive offices) (Zip Code)

(205) 583-3600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $1.00 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of voting stock held by non-affiliates of the registrant at March 12, 2002 was $344,325,770.

As of March 12, 2002 the registrant had outstanding 12,350,088 shares of its common stock.

DOCUMENTS INCORPORATED BY REFERENCE IN THIS FORM 10-K:

The definitive Proxy Statement for the 2002 Annual Meeting of Alabama National BanCorporation's Stockholders is incorporated by reference into Part III of this report.

TABLE OF CONTENTS

* Portions of the Proxy Statement for the Registrant's Annual Meeting of Stockholders to be held on May 2, 2002 are incorporated by reference in Part III of this Form 10-K.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K, other periodic reports filed by Alabama National BanCorporation (the ''Company'' or ''Alabama National'') under the Securities Exchange Act of 1934, as amended, and any other written or oral statements made by or on behalf of Alabama National may include ''forward looking statements'' within the meaning of the Private Securities Litigation Reform Act of 1995 which reflect Alabama National's current views with respect to future events and financial performance. Such forward looking statements are based on general assumptions and are subject to various risks, uncertainties, and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. These risks, uncertainties and other factors include, but are not limited to:

(1) Possible changes in economic and business conditions that may affect the prevailing interest rates, the prevailing rates of inflation, or the amount of growth, stagnation, or recession in the global, U.S., and southeastern U.S. economies, the value of investments, collectibility of loans and the profitability of business entities;

(2) Possible changes in monetary and fiscal policies, laws and regulations, and other activities of governments, agencies and similar organizations;

(3) The effects of easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies and finance companies, and changes evolving from the enactment of the Gramm-Leach-Bliley Act which became effective in 2000, and attendant changes in patterns and effects of competition in the financial services industry;

(4) The cost and other effects of legal and administrative cases and proceedings, claims, settlements and judgments; and

(5) The ability of Alabama National to achieve the expected operating results related to the acquired operations of recently-completed and future acquisitions (if any), which depends on a variety of factors, including (i) the ability of Alabama National to achieve the anticipated cost savings and revenue enhancements with respect to the acquired operations, (ii) the assimilation of the acquired operations to Alabama National's corporate culture, including the ability to instill Alabama National's credit practices and efficient approach to the acquired operations, (iii) the continued growth of the markets in which Alabama National operates consistent with recent historical experience, (iv) the absence of material contingencies related to the acquired operations, including asset quality and litigation contingencies, and (v) Alabama National's ability to expand into new markets and to maintain profit margins in the face of pricing pressures.

The words ''believe,'' ''expect,'' ''anticipate,'' ''project'' and similar expressions signify forward looking statements. Readers are cautioned not to place undue reliance on any forward looking statements made by or on behalf of Alabama National. Any such statement speaks only as of the date the statement was made. Alabama National undertakes no obligation to update or revise any forward looking statements.

PART I

ITEM 1. BUSINESS

Alabama National BanCorporation (''Alabama National'' or ''ANB'') is a Delaware bank holding company with its principal place of business in Birmingham, Alabama, and its main office located at 1927 First Avenue North, Birmingham, Alabama 35203 (Telephone Number: (205) 583-3600). Alabama National is currently the parent of three national banks, National Bank of Commerce of Birmingham (''NBC'') (Birmingham, Alabama and the Birmingham metropolitan area), Citizens & Peoples Bank, National Association (Escambia County, Florida), and Community Bank of Naples, National Association (Naples, Florida); three state member banks, Alabama Exchange Bank (Tuskegee, Alabama), Bank of Dadeville (Dadeville, Alabama) and First Gulf Bank (Baldwin County, Alabama); and five state nonmember banks, First American Bank (Decatur/Huntsville and Auburn/Opelika, Alabama), Public Bank (St. Cloud, Florida), Georgia State Bank (Mableton, Georgia), First Citizens Bank, (Talladega, Alabama) and Peoples State Bank of Groveland (Lake County, Florida) (collectively the ''Banks''). In addition, Alabama National is currently the ultimate parent of one securities brokerage firm, NBC Securities, Inc. (Birmingham, Alabama); one receivables factoring company, Corporate Billing, Inc. (Decatur, Alabama); and one insurance agency, ANB Insurance Services (Decatur, Alabama).

Recent Developments

Acquisition of Farmers National Bancshares, Inc.

Effective December 14, 2001, Alabama National acquired Farmers National Bancshares, Inc., (''Farmers National''), a national bank holding company headquartered in Opelika, Alabama, with approximately $188.4 million in total assets as of December 14, 2001. The terms of the Farmers National acquisition are described in that certain Agreement and Plan of Merger dated as of September 6, 2001 (the ''Farmers National Merger Agreement''). Pursuant to the Farmers National acquisition, (i) the stockholders of Farmers National received 0.53125 shares of Alabama National common stock for each share of Farmers National common stock, or, at the option of the Farmers National stockholders $17.27 in cash for each share of Farmers National common stock, (ii) Farmers National was merged with and into Alabama National, and (iii) Farmers National's wholly-owned national bank subsidiary, Farmers National Bank of Opelika, was merged with and into First American Bank. The Farmers National acquisition was accounted for as a purchase.

Subsidiary Banks

Alabama National operates through eleven subsidiary Banks which have a total of 60 banking offices and one insurance office (where no banking is conducted) in the states of Alabama, Georgia and Florida. The Banks focus on traditional consumer, residential mortgage, commercial and real estate construction lending, and equipment leasing to customers in their market areas. The Banks also offer a variety of deposit programs to individuals and small businesses and other organizations at interest rates generally consistent with local market conditions. NBC offers trust services, investment services and securities brokerage services. In addition, the Banks offer individual retirement and KEOGH accounts, safe deposit and night depository facilities and additional services such as the sale of traveler's checks, money orders and cashier's checks.

Lending Activities

General

Through the Banks, Alabama National offers a range of lending services, including real estate, consumer and commercial loans, to individuals and small businesses and other organizations that are located in or conduct a substantial portion of their business in the Banks' market areas. Alabama National's total loans, net of unearned interest, at December 31, 2001, were approximately $1.96 billion, or approximately 75.2% of total earning assets. The interest rates charged on loans vary with the degree of risk, maturity and amount of the loan and are further subject to competitive pressures, money market rates, availability of funds and government regulations. Alabama National has no ''foreign loans'' or loans for ''highly leveraged transactions,'' as such terms are defined by applicable banking regulations.

Loan Portfolio

Real Estate Loans. Loans secured by real estate are the primary component of Alabama National's loan portfolio, constituting approximately $1.42 billion, or 72.3% of total loans, net of unearned interest, at December 31, 2001. The Banks often take real estate as an additional source of collateral to secure commercial and industrial loans. Such loans are classified as real estate loans rather than commercial and industrial loans if the real estate collateral is considered significant as a secondary source of repayment for the loan. The Banks' real estate loan portfolio is comprised of commercial and residential mortgages. Residential mortgages held in the Banks' loan portfolio, both fixed and variable, are made based upon amortization schedules of up to 30 years but generally have maturity dates of five years or less. The Banks' commercial mortgages accrue at either variable or fixed rates. The variable rates approximate current market rates. Construction loans are made on a variable rate basis. Origination fees are normally charged for most loans secured by real estate. The Banks' primary type of residential mortgage loan is the single-family first mortgage, typically structured with fixed or adjustable interest rates, based on market conditions. These loans usually have terms of five years, with payments through the date of maturity generally based on a 15 or 30 year amortization schedule.

The Banks originate residential loans for sale into the secondary market. Such loans are made in accordance with underwriting standards set by the purchaser of the loan, normally as to loan-to-value ratio, interest rate and documentation. Such loans are generally made under a commitment to purchase from a loan purchaser. The Banks generally collect from the borrower or purchaser a combination of the origination fee, discount points and/or service release fee. During 2001, the Banks sold approximately $506.7 million in loans to such purchasers.

The Banks' nonresidential mortgage loans include commercial, industrial and unimproved real estate loans. The Banks generally require nonresidential mortgage loans to have an 80% loan-to-value ratio and usually underwrite their commercial loans on the basis of the borrower's cash flow and ability to service the debt from earnings, rather than on the basis of the value of the collateral. Terms on construction loans are usually less than twelve months, and the Banks typically require real estate mortgages and personal guarantees supported by financial statements and a review of the guarantor's personal finances.

Consumer Loans. Consumer lending includes installment lending to individuals in the Banks' market areas and generally consists of loans to purchase automobiles and other consumer durable goods. Consumer loans constituted $82.9 million, or 4.22% of Alabama National's loan portfolio at December 31, 2001. Consumer loans are underwritten based on the borrower's income, current debt level, past credit history and collateral. Consumer rates are both variable and fixed, with terms negotiable. Terms generally range from one to five years depending on the nature and condition of the collateral. Periodic amortization, generally monthly, is typically required.

Commercial and Financial Loans. The Banks make loans for commercial purposes in various lines of business. These loans are typically made on terms up to five years at fixed or variable rates. The loans are secured by various types of collateral including accounts receivable, inventory or, in the case of equipment loans, the financed equipment. The Banks attempt to reduce their credit risk on commercial loans by underwriting the loan based on the borrower's cash flow and its ability to service the debt from earnings, and by limiting the loan to value ratio. Historically, the Banks have typically loaned up to 80% on loans secured by accounts receivable, up to 50% on loans secured by inventory, and up to 100% on loans secured by equipment. The Banks also make some unsecured commercial loans and offer equipment leasing. Commercial and financial loans constituted $247.6 million, or 12.6% of Alabama National's loan portfolio at December 31, 2001. Interest rates are negotiable based upon the borrower's financial condition, credit history, management stability and collateral.

Credit Procedures and Review

Loan Approval. Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. In particular, longer maturities increase the risk that economic conditions will change and adversely affect collectibility.

Alabama National attempts to minimize loan losses through various means and uses standardized underwriting criteria. Alabama National has established a standardized loan policy for all of the Banks that may be modified based on local market conditions. In particular, on larger credits, Alabama National generally relies on the cash flow of a debtor as the source of repayment and secondarily on the value of the underlying collateral. In addition, Alabama National attempts to utilize shorter loan terms in order to reduce the risk of a decline in the value of such collateral.

Alabama National addresses repayment risks by adhering to internal credit policies and procedures which all of the Banks have adopted. These policies and procedures include officer and customer lending limits, a multi-layered loan approval process for larger loans, documentation examination and follow-up procedures for any exceptions to credit policies. The point in each Bank's loan approval process at which a loan is approved depends on the size of the borrower's credit relationship with such Bank. Each of the lending officers at each of the Banks has the authority to approve loans up to an approved loan authority amount as approved by each Bank's Board of Directors. Loans in excess of the highest loan authority amount at each Bank must be approved by Alabama National's President and Chief Operating Officer. In addition, loans in excess of a particular loan officer's approval authority must be approved by a more senior officer at the particular Bank, the loan committee at such Bank, or both.

Loan Review. Alabama National maintains a continuous loan review system for each of NBC and First American Bank and a scheduled review system for the other Banks. Under this system, each loan officer is directly responsible for monitoring the risk in his portfolio and is required to maintain risk ratings for each credit assigned. The risk rating system incorporates the basic regulatory rating system as set forth in the applicable regulatory asset quality examination procedures.

Alabama National's Loan Review Department (''LRD''), which is wholly independent of the lending function, serves as a validation of each loan officer's risk monitoring and rating system. LRD's primary function is to provide the Board of Directors of each Bank with a thorough understanding of the credit quality of such Bank's loan portfolio. Other review requirements are in place to provide management with early warning systems for problem credits as well as compliance with stated lending policies. LRD's findings are reported, along with an asset quality review, to the Alabama National Board of Directors at each bi-monthly meeting.

Deposits

The principal sources of funds for the Banks are core deposits, consisting of demand deposits, interest-bearing transaction accounts, money market accounts, savings deposits and certificates of deposit. Transaction accounts include checking and negotiable order of withdrawal (NOW) accounts which customers use for cash management and which provide the Banks with a source of fee income and cross-marketing opportunities, as well as a low-cost source of funds. Time and savings accounts also provide a relatively stable and low-cost source of funding. The largest source of funds for the Banks are certificates of deposit. Certificates of deposit in excess of $100,000 are held primarily by customers in the Banks' market areas.

Deposit rates are reviewed weekly by senior management of each of the Banks. Management believes that the rates the Banks offer are competitive with those offered by other institutions in the Banks' market areas. Alabama National focuses on customer service to attract and retain deposits.

Investment Services

NBC operates an investment department devoted primarily to handling correspondent banks' investment needs. Services provided by the investment department include the sale of securities, asset/liability consulting, safekeeping and bond accounting.

Securities Brokerage and Trust Division

NBC's wholly owned subsidiary, NBC Securities, Inc. (''NBC Securities''), is licensed as a broker-dealer. Started in 1995, NBC Securities provides investment services to individuals and institutions. These services include the sale of stocks, bonds, mutual funds, annuities, margin loans, other insurance products and financial planning. NBC Securities has investment advisors in Birmingham, Decatur and Gulf Shores, Alabama; Naples and Pensacola, Florida; and Mableton, Georgia. NBC also operates a trust division that manages the assets of both corporate and individual customers located primarily in the Birmingham, Alabama market. The division's corporate trust services include managing and servicing retirement plan accounts such as pension, profit sharing and 401(k) plans.

Mortgage Lending Division

Substantially all of the Banks operate mortgage lending divisions that make home loans to individuals located in the markets served by the Banks. The majority of these loans are sold to corporate investors, who also service the loans.

Insurance Services Division

Alabama National's First American Bank subsidiary purchased an existing insurance agency, Rankin Insurance, Inc., in 1999. Rankin Insurance, now operating under the name ANB Insurance Services, is a full service independent property and casualty insurance agency located in Decatur, Alabama.

Competition

The Banks encounter strong competition in making loans, acquiring deposits and attracting customers for investment and trust services. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. The Banks compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in Alabama and elsewhere. Many of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer certain services that the Banks do not currently provide. In addition, many of Alabama National's non-bank competitors are not subject to the same extensive federal regulations that govern bank or thrift holding companies and federally insured banks or thrifts.

The Gramm-Leach-Bliley Act, effective March 11, 2000, permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. *See* ''Supervision and Regulation.'' Under the Act, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act, which represents the most sweeping reform of financial services regulation in over sixty years, may significantly change the competitive environment in which Alabama National and the Banks conduct business. At this time, however, it is not possible to predict the full effect that the Act will have on Alabama National. One consequence may be increased competition from large financial services companies that will be permitted to provide many types of financial services, including bank products, to their customers.

The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the ''IBBEA'') authorized bank holding companies to acquire banks and other bank holding companies without geographic limitations beginning September 30, 1995. In addition, beginning on June 1, 1997, the IBBEA authorized interstate mergers and consolidations of existing banks, provided that neither bank's home state had opted out of interstate branching by May 31, 1997. The States of Alabama, Georgia and Florida have opted in to interstate branching. Interstate branching provides that once a bank has established branches in a state through an interstate merger, the bank may establish and acquire additional branches at any location in the state where any bank involved in the interstate merger could have established or acquired branches under applicable federal or state law.

Size gives the larger banks certain advantages in competing for business from large corporations. These advantages include higher lending limits and the ability to offer services in other areas of Alabama and the southeast region. Some of Alabama National's competitors still maintain substantially greater resources and lending limits than Alabama National. As a result, Alabama National has not generally attempted to compete for the banking relationships of large corporations, and generally concentrates its efforts on small to medium-sized businesses and individuals to which Alabama National believes it can compete effectively by offering quality, personal service. However, management believes it may be able to compete more effectively for the business of some large corporations, given its current growth pattern.

Management believes that the Banks' commitment to their respective primary market areas, as well as their commitment to quality and personalized banking services, are factors that contribute to the Banks' competitiveness. Management believes that Alabama National's decentralized community banking strategy positions the Banks to compete successfully in their market areas.

Market Areas and Growth Strategy

Through NBC, Alabama National serves the metropolitan Birmingham market, which includes portions of Jefferson, Shelby and St. Clair Counties. Alabama National's First American Bank subsidiary serves Morgan, Limestone and Madison Counties in north Alabama and Lee County in east, central Alabama. First American's largest market presence is in Decatur, Alabama, which has demonstrated a growing economic base in recent years. First American also acquired two branches in Huntsville, Alabama from another bank holding company during 2000 and has experienced growth in this market. First American entered the Lee County market, which includes the communities of Auburn and Opelika, with the December 14, 2001 acquisition of Farmers National Bancshares, Inc. Lee County is also one of Alabama's higher growth counties. Through First Gulf Bank, Alabama National serves Baldwin County, Alabama. Located between Mobile, Alabama and Pensacola, Florida, Baldwin County has a broad base of economic activity in the retail and service, agriculture, seafood, tourism and manufacturing industries. Baldwin County includes the popular tourism and retirement resort communities of Gulf Shores and Fairhope. Shelby, Baldwin, Lee and St. Clair Counties have been named in statistical surveys as four of the fastest growing counties in Alabama. In 1997, Alabama National expanded outside of Alabama with the opening of Citizens & Peoples Bank, N.A. in Escambia County, Florida. In 1998, Alabama National further expanded its presence in markets outside of Alabama with two acquisitions in Florida and one in Georgia. Public Bank is located in the fast-growing greater Orlando area, with offices in Altamonte Springs, Kissimmee and St. Cloud, Florida. Public Bank also expanded to the Atlantic Coast in September 2001 with the opening of a new office in Vero Beach, Florida. Community Bank of Naples, N.A., located in Collier County, Florida, and Georgia State Bank, located in the greater-Atlanta counties of Cobb, Douglas and Paulding, are located in markets that are among the fastest growing in their respective states. Effective January 31, 2001, Alabama National expanded its presence in the greater-Orlando area with the acquisition of Peoples State Bank of Groveland (''Peoples State Bank''). Peoples State Bank serves customers in the communities of Groveland, Leesburg and Clermont, Florida. The other Banks, First Citizens, Alabama Exchange Bank and Bank of Dadeville, are located in non-metropolitan areas. Each of these three Banks, while experiencing minimal growth due to market growth that has not been significant, typically operates at a high level of profitability. As a result, these Banks tend to produce capital for growth in many of the high growth markets served by the other Banks. Alabama National's strategy is to focus on growth in profitability for these non-metropolitan banks, since market growth has not been as significant.

Due to continuing consolidation within the banking industry, as well as in the Southeastern United States, Alabama National may in the future seek to combine with other banks or thrifts (or their holding companies) that may be of smaller, equal or greater size than Alabama National. Alabama National currently intends to concentrate on acquisitions of additional banks or thrifts (or their holding companies) which operate in attractive market areas in Alabama, Florida and Georgia. In addition to price and terms, the factors considered by Alabama National in determining the desirability of a business acquisition or combination are financial condition, asset quality, earnings potential, quality of management, market area and competitive environment.

In addition to expansion through combinations with other banks or thrifts, Alabama National intends to continue to expand where possible through growth of its existing banks in their respective market areas. During 1998, NBC formed a commercial leasing division which currently focuses on machinery and equipment leases to business customers. Also, Alabama National is exploring expansion into lines of business closely related to banking and will pursue such expansion if it believes such lines could be profitable without causing undue risk to Alabama National. During 1999, First American Bank acquired Rankin Insurance, Inc., a full service independent property and casualty insurance agency located in Decatur, Alabama. While Alabama National plans to continue its growth as described above, there is no assurance that its efforts will be successful.

Employees

As of December 31, 2001, Alabama National and the Banks together had approximately 1,137 full-time equivalent employees. None of these employees is a party to a collective bargaining agreement. Alabama National considers its relations with its employees to be good.

Supervision and Regulation

Alabama National and the Banks are subject to state and federal banking laws and regulations which impose specific requirements and restrictions on, and provide for general regulatory oversight with respect to, virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not stockholders. To the extent that the following summary describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of Alabama National.

Beginning with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (''FIRREA'') and following in December 1991 with the Federal Deposit Insurance Corporation Act (''FDICIA''), numerous additional regulatory requirements have been placed on the banking industry in the past ten years, and additional changes have been proposed. The operations of Alabama National and the Banks may be affected by legislative changes and the policies of various regulatory authorities. Alabama National is unable to predict the nature or the extent of the effect on its business and earnings that fiscal or monetary policies, economic control, or new federal or state legislation may have in the future.

As a bank holding company, Alabama National is subject to the regulation, examination and supervision of the Federal Reserve. The Banks are subject to supervision, examination and regulation by applicable state and federal banking agencies, including the Federal Reserve, the Office of the Comptroller of the Currency (the ''OCC'') and the Federal Deposit Insurance Corporation (the ''FDIC''). The Banks are also subject to various requirements and restrictions under federal and state law, including requirements to maintain allowances against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Banks. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

Pursuant to the IBBEA, bank holding companies from any state may now acquire banks located in any other state, subject to certain conditions, including concentration limits. As of June 1, 1997, a bank may establish branches across state lines by merging with a bank in another state (unless applicable state law prohibits such interstate mergers), provided certain conditions are met. A bank may also establish a de novo branch in a state in which the bank does not maintain a branch if that state expressly permits such interstate de novo branching and certain other conditions are met.

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or is in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the ''cross-guarantee'' provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default.

The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are ''well capitalized,'' ''adequately capitalized,'' ''undercapitalized,'' ''significantly undercapitalized'' or ''critically undercapitalized'' as such terms are defined under regulations issued by each of the federal banking agencies. In general, the agencies measure capital adequacy within a framework that makes capital requirements sensitive to the risk profiles of individual banking companies. The guidelines define capital as either Tier 1 (primarily common shareholders' equity) or Tier 2 (certain debt instruments and a portion of the allowance for loan losses). Alabama National and the Banks are subject to a minimum Tier 1 capital ratio (Tier 1 capital to risk-weighted assets) of 4%, a total capital ratio (Tier 1 plus Tier 2 to risk-weighted assets) of 8% and a Tier 1 leverage ratio (Tier 1 to average quarterly assets) of 3%. To be considered a ''well capitalized'' institution, the Tier 1 capital ratio, the total capital ratio, and the Tier 1 leverage ratio must equal or exceed 6%, 10% and 5%, respectively.

The Federal Reserve has adopted rules to incorporate market and interest rate risk components into its risk-based capital standards. Amendments to the risk-based capital requirements, incorporating market risk, became effective January 1, 1998. Under these market risk requirements, capital will be allocated to support the amount of market risk related to a financial institution's ongoing trading activities.

The Banks are subject to the provisions of Section 23A of the Federal Reserve Act, which place limits on the amount of loans or extensions of credit to, investments in or certain other transactions with affiliates, and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. In general, the Banks' ''affiliates'' are Alabama National and Alabama National's non-bank subsidiaries.

The Banks are also subject to the provisions of Section 23B of the Federal Reserve Act that, among other things, prohibit a bank from engaging in certain transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with non-affiliated companies.

The Banks are also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal stockholders and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

The Community Reinvestment Act (''CRA'') requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC or the OCC shall evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The CRA also requires all institutions to make public disclosure of their CRA ratings. Each of the Banks received outstanding or satisfactory ratings in its most recent evaluation.

There are various legal and regulatory limits on the extent to which the Banks may pay dividends or otherwise supply funds to Alabama National. In addition, federal and state regulatory agencies also have the authority to prevent a bank or bank holding company from paying a dividend or engaging in any other activity that, in the opinion of the agency, would constitute an unsafe or unsound practice.

FDIC regulations require that management report on its responsibility for preparing its institution's financial statements and for establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness.

The FDIC currently uses a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The FDIC recently has proposed changes to its assessment system that are designed to require premium payments by a greater number of banks and other FDIC-insured depository institutions and that also would provide rebates to some institutions. If any of these changes were to take effect, the assessment obligations of the Banks could change.

The Gramm-Leach-Bliley Act, which became effective in 2000, permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company by filing a declaration if each of its subsidiary banks is well capitalized under the FDICIA prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the CRA. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve. At this time, Alabama National has not registered to become a financial holding company.

The Gramm-Leach-Bliley Act broadly defines ''financial in nature'' to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking; and activities that the Federal Reserve has determined to be closely related to banking. The Act also permits the Federal Reserve, in consultation with the Department of Treasury, to determine that other activities are ''financial in nature'' and therefore permissible for financial holding companies. A national bank also may engage, subject to limitations on investment, in activities that are financial in nature (other than insurance underwriting, insurance company portfolio investment, merchant banking, real estate development and real estate investment) through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank at issue has a CRA rating of satisfactory or better. Bank holding companies that have not become financial holding companies are prohibited from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

The Act preserves the role of the Federal Reserve as the umbrella supervisor for holding companies while at the same time incorporating a system of functional regulation designed to take advantage of the strengths of the various federal and state regulators. In particular, the Act replaces the broad exemption from Securities and Exchange Commission regulation that banks previously enjoyed with more limited exemptions, and it reaffirms that states are the regulators for the insurance activities of all persons, including federally-chartered banks.

The Gramm-Leach-Bliley Act also establishes a minimum federal standard of financial privacy. In general, the applicable regulations issued by the various federal regulatory agencies prohibit affected financial institutions (including banks, insurance agencies and broker/dealers) from sharing information about their customers with non-affiliated third parties unless (1) the financial institution has first provided a privacy notice to the customer; (2) the financial institution has given the customer an opportunity to opt out of the disclosure; and (3) the customer has not opted out after being given a reasonable opportunity to do so.

NBC Securities is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

Executive Officers of the Registrant

The Executive Officers of Alabama National serve at the pleasure of the Board of Directors. Set forth below are the current Executive Officers of Alabama National and a brief explanation of their principal employment during the last five (5) years.

John H. Holcomb, III—Age 50—Chairman and Chief Executive Officer. Mr. Holcomb has served as Chairman and Chief Executive Officer of Alabama National since 1996. Mr. Holcomb has been Chief Executive Officer of NBC since 1990.

Victor E. Nichol, Jr.—Age 55—Vice Chairman. Mr. Nichol has served as Vice Chairman of Alabama National since 2000. Prior to such time, Mr. Nichol served as President and Chief Operating Officer of Alabama National beginning in 1996. Mr. Nichol has been Executive Vice President of NBC since 1994.

Dan M. David—Age 56—Vice Chairman. Mr. David has served as Vice Chairman of Alabama National since November 30, 1997 when First American Bancorp merged with and into Alabama National. Mr. David serves as Chairman and Chief Executive Officer of First American Bank, positions he has held since 1995. Mr. David served as Chairman and Chief Executive Officer of First American Bancorp from 1995 through 1997.

John R. Bragg—Age 40—Executive Vice President. Mr. Bragg has served as Executive Vice President of Alabama National since 1998 and Executive Vice President of NBC since 1997. Mr. Bragg served as Senior Vice President of NBC from 1992 until 1997.

Richard Murray, IV—Age 39—President and Chief Operating Officer. Mr. Murray has served as President and Chief Operating Officer of Alabama National since 2000. Prior to such time, Mr. Murray served as Executive Vice President of Alabama National beginning 1998 and Executive Vice President of NBC beginning 1997. Mr. Murray served as Senior Vice President of NBC from 1990 until 1997.

William E. Matthews, V—Age 37—Executive Vice President and Chief Financial Officer. Mr. Matthews has served as Executive Vice President and Chief Financial Officer of Alabama National and NBC since 1998. Prior to that date, Mr. Matthews served as Senior Vice President of NBC beginning in 1996.

Shelly S. Williams—Age 39—Senior Vice President and Controller. Ms. Williams has served as Senior Vice President and Controller of Alabama National and NBC since 2000. Prior to such time, Ms. Williams served as Vice President and Controller of NBC from 1997 through 2000, and as Assistant Vice President and Assistant Controller of NBC from 1996 to 1997.

ITEM 2. PROPERTIES

Alabama National, through the Banks, currently operates 60 banking offices and one insurance office. Of these offices, Alabama National, through the Banks, owns 50 banking offices without encumbrance and leases an additional 10 banking offices and its one insurance office. Alabama National, through NBC, leases its principal administrative offices, which are located at 1927 First Avenue North, Birmingham, Alabama. *See* Notes 6 and 9 to the Consolidated Financial Statements of Alabama National and Subsidiaries included in this Annual Report on Form 10-K for additional information regarding Alabama National's premises and equipment.

ITEM 3. LEGAL PROCEEDINGS

Alabama National, in the normal course of business, is subject to various pending and threatened litigation. Although it is not possible to determine at this point in time, based on consultation with legal counsel, management does not anticipate that the ultimate liability, if any, resulting from such litigation will have a material effect on Alabama National's financial condition and results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

At March 12, 2002 Alabama National had 1,435 stockholders of record (including shares held in "street" names by nominees who are record holders) and 12,350,088 shares of Alabama National Common Stock outstanding. Alabama National Common Stock is traded in the over-the-counter market and prices are quoted on the NASDAQ/NMS under the symbol "ALAB."

The reported sales price range for Alabama National Common Stock and the dividends declared during each calendar quarter of 2000 and 2001 are shown below:

	High	Low	Dividends Declared
2000			
First Quarter	$21.75	14.13	.21
Second Quarter	20.50	17.13	.21
Third Quarter	24.75	17.13	.21
Fourth Quarter	23.63	18.75	.21
2001			
First Quarter	$32.00	22.50	.23
Second Quarter	32.45	27.50	.23
Third Quarter	34.99	25.51	.23
Fourth Quarter	35.68	30.04	.23

As a bank holding company, Alabama National, except under extraordinary circumstances, will not generate earnings of its own, but will rely solely on dividends paid to it by the Banks as the source of income to meet its expenses and pay dividends. Under normal circumstances, Alabama Nationals' ability to pay dividends will depend entirely on the ability of the Banks to pay dividends to Alabama National. The Banks are subject to state and federal banking regulations, and the payment of dividends by the Banks is governed by such regulations.

The last reported sales price of Alabama National Common Stock as reported on the NASDAQ/NMS on March 12, 2002 was $35.10. The prices shown do not reflect retail mark-ups and mark-downs. The market makers for Alabama National Common Stock as of December 31, 2001, were Morgan, Stanley & Co., Inc., Raymond James & Associates, Inc., Legg Mason Wood Walker Inc., Speer, Leeds & Kellogg, Keefe, Bruyette & Woods, Inc., Trident Securities, Inc., Sherwood Securities Corp., Herzog, Heine, Geduld, Inc., Instinet Corporation, RediBook ECN LLC, Knight Securities L.P., Archipelago L.L.C., Island System Corporation, MARKETXT, Inc., Midwest Research-First Tennessee, Hoefer & Arnett, Incorporated, THE BRUT ECN, LLC and SunTrust Capital Markets, Inc.

ITEM 6. SELECTED FINANCIAL DATA

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(Amounts in thousands, except ratios and per share data)

	Year Ended December 31,				
	2001(1)	2000(1)	1999(1)	1998(1)	1997(1)
Income Statement Data:					
Interest income	$ 179,537	$ 171,222	$ 133,106	$ 121,713	$ 110,050
Interest expense	90,393	90,987	62,307	59,064	50,848
Net interest income	89,144	80,235	70,799	62,649	59,202
Provision for loan losses	3,946	2,506	2,107	1,796	3,421
Net interest income after provision for loan losses	85,198	77,729	68,692	60,853	55,781
Net securities gains (losses)	246	(119)	196	187	(4)
Noninterest income	48,461	33,466	31,120	29,963	21,111
Noninterest expense	92,233	74,111	65,860	64,401	55,510
Income before income taxes	41,672	36,965	34,148	26,602	21,378
Provision for income taxes	13,232	11,421	10,817	8,504	6,495
Income before minority interest in earnings of consolidated subsidiary	28,440	25,544	23,331	18,098	14,883
Minority interest in earnings of consolidated subsidiary	25	26	25	23	12
Net income	$ 28,415	$ 25,518	$ 23,306	$ 18,075	$ 14,871
Balance Sheet Data:					
Total assets	$2,843,467	$2,358,285	$2,025,503	$1,751,724	$1,568,662
Earning assets	2,612,806	2,140,562	1,811,312	1,563,967	1,380,908
Securities	567,688	386,059	353,923	333,898	275,653
Loans held for sale	36,554	5,226	8,615	19,047	5,291
Loans, net of unearned income	1,964,169	1,710,810	1,403,489	1,147,100	1,015,105
Allowance for loan losses	28,519	22,368	19,111	17,465	15,780
Deposits	2,066,759	1,807,095	1,529,251	1,345,017	1,190,940
Short-term debt	68,350	91,439	24,389	21,700	29,087
Long-term debt	209,631	83,926	124,005	32,328	16,587
Stockholders' equity	207,886	171,604	146,280	138,515	123,972
Weighted Average Shares Outstanding—Diluted(2)	12,141	11,973	12,008	11,908	11,734
Per Common Share Data:					
Net income—diluted	$ 2.34	$ 2.13	$ 1.94	$ 1.52	$ 1.27
Book value (period end)	16.84	14.56	12.40	11.83	10.93
Tangible book value (period end)	15.31	13.34	11.49	11.13	10.16
Dividends declared	0.92	0.84	0.72	0.60	0.46
Performance Ratios:					
Return on average assets	1.12%	1.17%	1.26%	1.09%	1.05%
Return on average equity	15.40	16.29	16.11	13.57	12.63
Net interest margin(3)	3.83	4.03	4.23	4.28	4.63
Net interest margin (taxable equivalent)(3)	3.88	4.08	4.30	4.35	4.71
Asset Quality Ratios:					
Allowance for loan losses to period end loans(4)	1.45%	1.31%	1.36%	1.52%	1.55%
Allowance for loan losses to period end nonperforming loans(5)	377.09	614.17	431.11	330.78	260.40
Net charge-offs to average loans(4)	0.09	0.04	0.04	0.01	0.13
Nonperforming assets to period end loans and foreclosed property(4)(5)	0.47	0.30	0.38	0.57	0.77
Capital and Liquidity Ratios:					
Average equity to average assets	7.28%	7.16%	7.80%	8.03%	8.35%
Leverage (4.00% required minimum)(6)	7.61	6.83	7.23	7.51	7.85
Risk-based capital					
Tier 1 (4.00% required minimum)(6)	9.92	8.86	9.46	10.18	10.11
Total (8.00% required minimum)(6)	11.17	10.11	10.70	11.43	11.36
Average loans to average deposits	97.74	94.04	89.00	83.00	85.26

(1) On January 31, 2001, Peoples State Bank of Groveland (''PSB'') merged with a newly formed subsidiary of Alabama National, whereby PSB became a wholly owned subsidiary of Alabama National (''the PSB Merger''). Pursuant to the terms of the PSB Merger each share of PSB common stock was converted into 1.164 shares of Alabama National common stock. On December 31, 1998, Community Bank of Naples, N.A. (''Naples'') merged with and into a subsidiary of Alabama National (the ''Naples Merger''). Pursuant to the terms of the Naples Merger, each share of Naples common stock was converted into 0.53271 shares of Alabama National's common stock. On October 2, 1998, Community Financial Corporation (''CFC'') merged with and into Alabama National (the ''CFC Merger''). Pursuant to the terms of the CFC Merger, each share of CFC common stock was converted into 0.351807 shares of Alabama National's common stock. On May 29, 1998, Public Bank Corporation (''PBC'') merged with and into Alabama National (the ''PBC Merger''). Pursuant to the terms of the PBC Merger, each share of PBC common stock was converted into 0.2353134 shares of Alabama National's common stock. On November 30, 1997, First American Bancorp (''FAB'') merged with and into Alabama National (the ''FAB Merger''). Pursuant to the terms of the FAB Merger, each share of FAB common stock was converted into 0.7199 shares of Alabama National's common stock. Each of the aforementioned mergers was accounted for as a pooling of interests. The historical Five-Year Summary of Selected Financial Data for all periods have been restated to include the results of operations of PSB, Naples, CFC, PBC and FAB from the earliest period presented, except for dividends per common share. (See Note 2 to Alabama National's consolidated financial statements included in this Annual Report).

(2) The weighted average common share and common equivalent shares outstanding are those of PSB, Naples, CFC, PBC and FAB converted into Alabama National common stock and common stock equivalents at the applicable exchange ratios.

(3) Net interest income divided by average earning assets.

(4) Does not include loans held for sale.

(5) Nonperforming loans and nonperforming assets includes loans past due 90 days or more that are still accruing interest. It is Alabama National's policy to place all loans on nonaccrual status when over ninety days past due.

(6) Based upon fully phased-in requirements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Basis of Presentation

The following is a discussion and analysis of the consolidated financial condition of Alabama National BanCorporation (''Alabama National'') and results of operations as of the dates and for the periods indicated. On January 31, 2001, Peoples State Bank of Groveland, a bank headquartered in Groveland, Florida, was merged with and into a newly formed subsidiary of Alabama National, whereby Peoples State Bank of Groveland became a wholly owned subsidiary of Alabama National. Pursuant to the terms of the merger, each share of Peoples State Bank common stock was converted into 1.164 shares of Alabama National common stock for a total of 734,609 shares. The historical consolidated financial statements of Alabama National reflect adjustments for the Peoples State Bank merger, which was accounted for as a pooling of interests, and differ from consolidated financial statements of Alabama National as previously reported. All significant intercompany accounts and transactions have been eliminated. The accounting and reporting policies of Alabama National conform with accounting principles generally accepted in the United States of America and with general financial service industry practices.

The historical consolidated financial statements of Alabama National and the ''FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA'' derived from the historical consolidated financial statements of Alabama National are set forth elsewhere herein. This discussion should be read in conjunction with those consolidated financial statements and selected consolidated financial data and the other financial information included in this Annual Report.

Selected Bank Financial Data

Alabama National's success is dependent upon the financial performance of its subsidiary banks (the "Banks"). Alabama National, with input from the management of each Bank, establishes operating goals for each Bank. The following tables summarize selected financial information for 2001 and 2000 for each of the Banks.

SELECTED BANK FINANCIAL DATA
(Amounts in thousands, except ratios)
(Unaudited)

	December 31, 2001										
	National Bank of Commerce	Alabama Exchange Bank	Bank of Dadeville	Citizens & Peoples Bank, N.A.	First American Bank	First Citizens Bank	First Gulf Bank	Peoples State Bank	Public Bank	Georgia State Bank	Community Bank of Naples, N.A.
Summary of Operations:											
Interest income	$ 66,266	$ 5,326	$ 5,254	$ 4,340	$ 37,547	$ 6,653	$ 12,897	$ 10,417	$ 7,222	$ 14,936	$ 10,144
Interest expense	35,830	1,811	2,285	2,529	18,537	3,189	5,936	4,903	3,480	7,305	4,607
Net interest income	30,436	3,515	2,969	1,811	19,010	3,464	6,961	5,514	3,742	7,631	5,537
Provision for loan losses	1,100	160	87	242	510	20	537	225	340	350	375
Securities gains	140	—	—	—	15	—	—	—	—	11	80
Noninterest income	29,745	681	660	422	8,065	804	2,900	1,040	1,406	2,149	1,038
Noninterest expense	41,513	2,252	1,651	1,578	17,915	2,124	5,924	4,251	3,131	5,343	3,152
Net income	12,299	1,225	1,353	275	5,918	1,638	2,224	1,293	1,051	2,733	2,000
Balance Sheet Highlights:											
At Period-End:											
Total assets	$1,080,094	$75,982	$69,833	$76,518	$691,692	$93,907	$189,176	$133,143	$111,825	$219,461	$159,297
Securities	238,484	25,459	14,108	14,307	95,977	41,340	16,638	19,522	19,637	66,616	15,520
Loans, net of unearned income	722,864	39,063	48,770	55,174	502,618	43,348	150,744	103,926	79,422	120,535	132,574
Allowance for loan losses	9,449	579	641	702	8,745	590	1,960	1,527	1,031	1,613	1,682
Deposits	579,350	64,033	58,120	58,117	584,337	79,924	150,256	116,690	94,579	168,724	117,892
Short-term debt	25,000	—	—	4,000	—	—	6,000	4,000	—	—	13,000
Long-term debt	106,077	5,000	5,000	2,000	28,020	6,000	16,000	—	5,000	15,000	6,000
Stockholders' equity	82,061	6,323	5,677	5,006	63,013	7,190	13,660	9,902	8,623	15,399	10,942
Performance Ratios:											
Return on average assets	1.22%	1.60%	1.90%	0.43%	1.23%	1.72%	1.24%	0.99%	1.05%	1.33%	1.37%
Return on average equity	15.52	18.68	22.92	6.35	13.36	22.08	17.75	13.51	13.98	18.83	20.14
Net interest margin	3.23	5.01	4.54	3.09	4.34	3.93	4.25	4.49	4.10	4.06	4.37
Capital and Liquidity Ratios:											
Average equity to average assets	7.83	8.55	8.30	6.75	9.24	7.80	7.01	7.32	7.53	7.07	6.82
Leverage (4.00% required minimum)	7.72	7.36	8.17	6.90	9.69	7.17	7.21	7.35	7.97	6.88	6.91
Risk-based capital											
Tier 1 (4.00% required minimum)	10.60	13.42	11.69	8.85	9.73	13.67	10.12	10.25	9.88	11.12	8.85
Total (8.00% required minimum)	11.83	14.67	12.94	10.10	10.98	14.86	11.37	11.50	11.06	12.28	10.10
Average loans to average deposits	118.73	63.58	83.20	74.35	97.39	55.12	99.65	89.02	81.22	75.73	104.72

SELECTED BANK FINANCIAL DATA (continued)
(Amounts in thousands, except ratios)
(Unaudited)

	December 31, 2000										
	National Bank of Commerce	Alabama Exchange Bank	Bank of Dadeville	Citizens & Peoples Bank, N.A.	First American Bank	First Citizens Bank	First Gulf Bank	Peoples State Bank	Public Bank	Georgia State Bank	Community Bank of Naples, N.A.
Summary of Operations:											
Interest income	$ 71,622	$ 5,593	$ 5,639	$ 3,400	$ 31,322	$ 6,907	$ 11,706	$ 9,818	$ 6,192	$ 13,252	$ 8,777
Interest expense	42,725	1,936	2,706	2,211	15,802	3,467	5,788	4,549	2,634	6,407	4,180
Net interest income	28,897	3,657	2,933	1,189	15,520	3,440	5,918	5,269	3,558	6,845	4,597
Provision for loan losses	425	160	35	110	618	—	95	503	178	20	362
Securities losses	—	—	—	—	—	—	—	(120)	—	—	—
Noninterest income	19,159	680	597	355	6,142	760	1,711	787	1,127	1,715	749
Noninterest expense	32,775	1,992	1,596	1,291	13,545	1,963	4,568	3,737	2,642	4,963	2,367
Net income	10,441	1,438	1,321	107	5,223	1,703	1,950	1,126	1,165	2,357	1,690
Balance Sheet Highlights:											
At Period-End:											
Total assets	$952,623	$73,719	$71,472	$53,122	$443,982	$92,666	$165,784	$122,587	$89,664	$179,860	$130,883
Securities	130,204	19,526	14,752	12,407	54,353	36,825	18,075	10,747	13,260	51,455	24,375
Loans, net of unearned income	710,094	40,223	47,637	33,563	338,270	44,934	130,516	101,345	62,659	110,624	94,174
Allowance for loan losses	9,010	593	556	467	4,799	588	1,519	1,501	719	1,313	1,303
Deposits	642,227	61,617	56,021	48,862	368,989	78,996	142,667	103,146	77,466	137,315	93,593
Short-term debt	16,900	5,000	5,000	—	5,000	4,000	5,000	8,000	5,000	5,000	6,000
Long-term debt	45,176	—	3,700	—	18,050	2,000	5,000	—	—	10,000	—
Stockholders' equity	74,343	6,303	5,590	4,062	41,184	6,885	11,362	9,140	6,546	13,020	8,821
Performance Ratios:											
Return on average assets	1.12%	1.92%	1.81%	0.23%	1.42%	1.83%	1.31%	0.97%	1.45%	1.38%	1.42%
Return on average equity	15.50	23.59	24.33	2.92	15.76	26.41	19.27	13.11	19.63	20.56	22.02
Net interest margin	3.35	5.36	4.38	2.83	4.67	4.02	4.37	4.94	4.88	4.47	4.49
Capital and Liquidity Ratios:											
Average equity to average assets	7.25	8.13	7.45	7.72	9.02	6.92	6.78	7.41	7.41	6.73	6.46
Leverage (4.00% required minimum)	7.78	7.45	7.89	8.09	7.89	7.39	7.00	7.39	7.57	7.16	6.96
Risk-based capital											
Tier 1 (4.00% required minimum)	9.79	13.08	11.73	11.42	9.52	13.56	8.88	9.75	9.68	10.93	10.16
Total (8.00% required minimum)	10.97	14.33	12.87	12.67	10.77	14.74	10.07	11.00	10.73	12.02	11.41
Average loans to average deposits	112.63	65.68	78.30	68.54	93.36	55.38	91.92	96.72	80.23	70.88	88.49

Critical Accounting Policies and Estimates

Alabama National's accounting policies are critical to understanding the results of operations as reported in the consolidated financial statements. Significant accounting policies utilized by Alabama National are discussed in more detail in the notes to the consolidated financial statements set forth elsewhere herein.

Some of the more complex technical accounting policies require management to make significant estimates and judgements that affect the valuation of reported assets and liabilities, including associated revenues, expenses, and disclosure. The following briefly describes the more complex policies involving a significant amount of judgements about valuation and the application of complex accounting standards and interpretations.

Allowance for Loan Losses

Alabama National records estimated probable incurred credit ,losses in the loan and lease portfolios as an allowance for loan losses. The methodologies and assumptions for determining the adequacy of the overall allowance for loan losses involve significant judgements to be made by management. Some of the more critical judgements supporting the amount Alabama National's allowance for loan losses methodology and estimates include judgements about: credit worthiness of borrowers, estimated value of underlying collateral, assumptions about cash flow, determination of loss factors for estimating credit losses, and the impact of current events, conditions, and other factors impacting the level of probable incurred losses. Under different conditions or using different assumptions, the actual amount of credit losses ultimately confirmed by Alabama National may be different than management's estimates provided in the consolidated financial statements.

For a more complete discussion of the methodology employed to calculate the allowance for loan losses, see Note 1 to Alabama National's consolidated financial statements included in this Annual Report and "**Provision and Allowance for Loan Losses.**"

Other

There are other complex accounting standards that require Alabama National to employ significant judgement in interpreting and applying certain of the principles proscribed by those standards. These judgments include, but are not limited to, determination of whether a financial instrument or other contract meets the definition of a derivative in accordance with SFAS No. 133, the accounting for a transfer of financial assets and extinguishments of liabilities in accordance with SFAS No. 140, and the determination of asset impairment, including when such impairment is other-than-temporary. For a more complete discussion of the accounting policies see Note 1 to Alabama National's consolidated financial statements included in this Annual Report.

Results of Operations

Year ended December 31, 2001, compared with year ended December 31, 2000

Alabama National's net income increased by $2.9 million, or 11.4%, to $28.4 million in the year ended December 31, 2001, from $25.5 million for the year ended December 31, 2000. Return on average assets during 2001 was 1.12%, compared with 1.17% during 2000, and return on average equity was 15.40% during 2001, compared with 16.29% during 2000.

Net interest income increased $8.9 million, or 11.1%, to $89.1 million in 2001, from $80.2 million in 2000, as interest income increased by $8.3 million and interest expense decreased $0.6 million. The increase in net interest income is attributable to a $233.8 million increase in average loans to $1.81 billion during 2001, from $1.58 billion in 2000, as a result of continued management emphasis on loan growth. In general, loans are Alabama National's highest yielding earning asset. Alabama National also experienced a growth in its securities portfolio that also contributed to the increase in net interest income in 2001. Average securities totaled $449.9 million in 2001, compared to $365.3 in 2000. Despite an increase in average interest bearing liabilities of $285.8 million, to $2.04 billion in 2001, interest expense decreased slightly during 2001. This is a result of the interest rate cuts during 2001 by the Federal Reserve Bank and the effect these cuts had on rates paid on Alabama National's deposits and other funding sources. Except for other short-term borrowings, all categories of average interest-bearing liabilities increased during 2001. Average time deposits increased $88.9 million, to $948.2 million in 2001, compared to $859.4 million in 2000. The interest rate paid on time deposits decreased 32 basis points to 5.68% in 2001. Also, average long-term and short-term debt increased a combined $49.5 million, to $211.7 million during 2001, from $162.2 million in 2000. The increases in the above liability categories are due to Alabama National's need to fund loan and asset growth. These funding sources generally bear higher interest rates than interest-bearing transaction accounts, resulting in higher interest expense.

Alabama National's net interest spread and net interest margin were 3.33% and 3.83%, respectively, in 2001, compared to 3.47% and 4.03%, respectively, in 2000. These decreases resulted because the rate paid on interest-bearing liabilities did not reprice as rapidly as the yield earned on average loans. During 2001, as the Federal Reserve cut interest rates, Alabama National's loans repriced more rapidly than the deposits and other funding sources used to fund loans and other earning assets.

Alabama National recorded a provision for loan losses of $3.9 million during 2001, compared to $2.5 million in 2000. Management believes that both loan loss experience and asset quality indicate that the allowance for loan losses is maintained at an adequate level, although there can be no assurance that economic or regulatory factors will not require further increases in the allowance. Alabama National's allowance for loan losses as a percentage of period-end loans (excluding loans held for sale) was 1.45% at December 31, 2001, compared with 1.31% at December 31, 2000. The allowance for loan losses as a percentage of period-end nonperforming assets was 308.55% at December 31, 2001, compared with 437.73% at December 31, 2000. Alabama National experienced net charge-offs of $1.7 million in 2001, equating to a ratio of net charge-offs to average loans of 0.09%, compared with net charge-offs of $0.6 million in 2000, equating to a ratio of net charge-offs to average loans of 0.04%. *See* "**Provision and Allowance for Loan Losses.**"

Noninterest income, including net securities gains and losses, increased $15.4 million, or 46.1%, to $48.7 million in 2001, compared with $33.3 million in 2000. Each component of noninterest income experienced increases during 2001. The most significant increases were recorded in the investment services division and mortgage division. Revenue from the investment services division increased $7.9 million, or 133.8%, to $13.7 in 2001, from $5.9 million in 2000. Total revenue earned from the mortgage division increased $3.9 million, or 110.5%, to $7.4 million in 2001, from $3.5 million in 2000. The securities brokerage and trust division experienced a revenue increase of $1.1 million, or 14.4%, to $8.8 million in 2001, from $7.7 million in 2000. The commissions generated by the insurance division totaled $2.1 million in each of 2001 and 2000. Service charges on deposit accounts increased by $1.2 million, or 14.4%, to $9.5 million in 2001, from $8.3 million in 2000. Earnings on bank owned life insurance totaled $2.4 million in 2001, compared with $2.1 million in 2000. The increase reflects earnings on a larger bank owned life insurance asset base due to reinvestment of policy earnings and additional investments in bank owned life insurance policies during 2001. Noninterest expense increased $18.1 million, or 24.5%, to $92.2 million in 2001, compared with $74.1 million during 2000. For a detailed discussion of these income and expense categories, *see* "**Noninterest Income and Expense.**"

Income before the provision for income taxes increased $4.7 million, or 12.8%, to $41.7 million in 2001, from $37.0 million in 2000. Net income totaled $28.4 million in 2001, an increase of $2.9 million, or 11.4%, compared to $25.5 million during 2000.

Year ended December 31, 2000, compared with year ended December 31, 1999

Alabama National's net income increased by $2.2 million, or 9.5%, to $25.5 million in the year ended December 31, 2000, from $23.3 million for the year ended December 31, 1999. Return on average assets during 2000 was 1.17%, compared with 1.26% during 1999, and return on average equity was 16.29% during 2000, compared with 16.11% during 1999.

Net interest income increased $9.4 million, or 13.3%, to $80.2 million in 2000 from $70.8 million in 1999, as interest income increased by $38.1 million and interest expense increased $28.7 million. The increase in net interest income is primarily attributable to a $303.3 million increase in average loans to $1.6 billion during 2000, from $1.3 billion in 1999, as a result of management emphasis on loan growth. In general, loans are Alabama National's highest yielding earning asset. The increased interest expense is primarily attributable to an increase in average time deposits of $206.3 million, to

$859.4 million in 2000, from $653.1 million in 1999 and an increase in the interest rate paid on time deposits of 76 basis points, to 6.00% in 2000, from 5.24% in 1999. Also, average long-term and short-term debt increased a combined $75.4 million to $162.2 million during 2000, from $86.8 million in 1999. The increases in the above liability categories are due to Alabama National's need to fund loan growth. These funding sources generally bear higher interest rates than interest-bearing transaction accounts, resulting in higher interest expense.

Alabama National's net interest spread and net interest margin were 3.47% and 4.03%, respectively, in 2000, each decreasing by 20 basis points from 1999. These decreases resulted because the rate paid on interest-bearing liabilities increased more rapidly than the yield earned on average loans due to a shift in Alabama National's funding mix. During 2000, loans grew more rapidly than lower cost deposits, causing Alabama National to rely upon more costly funding sources such as Federal Home Loan Bank Advances and brokered certificate of deposits.

Alabama National recorded a provision for loan losses of $2.5 million and $2.1 million during 2000 and 1999, respectively. Management believes that both loan loss experience and asset quality indicate that the allowance for loan losses is maintained at an adequate level, although there can be no assurance that economic or regulatory factors will not require further increases in the allowance. Alabama National's allowance for loan losses as a percentage of period-end loans (excluding loans held for sale) was 1.31% at December 31, 2000, compared with 1.36% at December 31, 1999. The allowance for loan losses as a percentage of period-end nonperforming assets was 437.73% at December 31, 2000, compared with 360.58% at December 31, 1999. Alabama National experienced net charge-offs of $649,000 in 2000, equating to a ratio of net charge-offs to average loans of 0.04% compared with net charge-offs of $461,000 in 1999, equating to a ratio of net charge-offs to average loans of 0.04%. *See* "Provision and Allowance for Loan Losses."

Noninterest income, including net securities gains and losses, increased $2.0 million, or 6.5%, to $33.3 million in 2000, compared with $31.3 million in 1999. Alabama National experienced revenue decreases in its investment services and mortgage lending divisions of $1.2 million, or 11.5%, to $9.4 million in 2000 from $10.6 million in 1999. The securities brokerage and trust division experienced a revenue increase of $1.8 million, or 30.4%, to $7.7 million in 2000, from $5.9 million in 1999. The commissions generated by the insurance division totaled $2.1 million in 2000 compared to $1.1 million in 1999. The 1999 commission revenue only includes seven months of activity as the division was acquired in May 1999. Service charges on deposit accounts increased by $293,000, or 3.7%, to $8.3 million in 2000 from $8.0 million in 1999. Earnings on bank owned life insurance totaled $2.1 million in 2000, compared with $1.5 million in 1999. The increase reflects earnings on a larger bank owned life insurance asset base due to reinvestment of policy earnings and additional investments in bank owned life insurance policies during 2000. Noninterest income for 1999 includes a gain of $819,000 from the curtailment of Alabama National's defined benefit pension plan, a gain of $262,000 from non-recurring sales of assets and a securities gain of $196,000. Noninterest income for 2000 includes a securities loss of $119,000 and a loss of $19,000 from non-recurring sales of assets. Excluding these non-recurring items, Alabama National's noninterest income increased $2.6 million, or 8.5%, in 2000 versus 1999. Noninterest expense increased $8.3 million, or 12.5%, to $74.1 million in 2000, compared with $65.9 million during 1999. *See* "Noninterest Income and Expense."

Income before the provision for income taxes increased $2.8 million, or 8.2%, to $37.0 million in 2000, from $34.1 million in 1999. Net income totaled $25.5 million in 2000, an increase of $2.2 million, or 9.5%, compared to $23.3 million during 1999.

Net Interest Income

The largest component of Alabama National's net income is its net interest income—the difference between the income earned on assets and interest paid on deposits and borrowed funds used to support its assets. Net interest income is determined by the yield earned on Alabama National's earning assets and rates paid on its interest-bearing liabilities, the relative amounts of earning assets and interest-bearing liabilities and the maturity and repricing characteristics of its earning assets and interest-bearing liabilities. Net interest income divided by average earning assets represents the Alabama National's net interest margin.

Average Balances, Income, Expenses and Rates

The following table depicts, on a taxable equivalent basis for the periods indicated, certain information related to Alabama National's average balance sheet and its average yields on assets and average costs of liabilities. Such yields or costs are derived by dividing income or expense by the average daily balances of the associated assets or liabilities.

AVERAGE BALANCES, INCOME AND EXPENSES AND RATES
(Amounts in thousands, except yields and rates)

	Year ended December 31,								
	2001			2000			1999		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
ASSETS:									
Earning assets:									
Loans(1)(3)	$1,812,715	$148,239	8.18%	$1,578,940	$143,883	9.11%	$1,275,619	$109,273	8.57%
Securities:									
Taxable	420,582	27,593	6.56	332,717	22,876	6.88	305,548	19,300	6.32
Tax exempt	29,340	2,215	7.55	32,617	2,459	7.54	34,361	2,550	7.42
Cash balances in other banks	15,137	510	3.37	3,781	214	5.66	1,830	110	6.01
Funds sold	46,630	1,931	4.14	41,856	2,721	6.50	49,117	2,594	5.28
Trading account securities	2,021	119	5.89	1,795	124	6.91	6,669	356	5.34
Total earning assets(2)	2,326,425	180,607	7.76	1,991,706	172,277	8.65	1,673,144	134,183	8.02
Cash and due from banks	81,705			74,276			69,985		
Premises and equipment	53,716			49,156			44,458		
Other assets	97,829			93,489			85,941		
Allowance for loan losses	(23,284)			(20,747)			(18,276)		
Total assets	$2,536,391			$2,187,880			$1,855,252		
LIABILITIES:									
Interest-bearing liabilities:									
Interest-bearing transaction accounts	$ 316,004	8,166	2.58	$ 255,534	8,383	3.28	$ 203,736	4,973	2.44
Savings and money market deposits	326,474	9,355	2.87	322,590	11,612	3.60	340,207	11,214	3.30
Time deposits	948,242	53,891	5.68	859,366	51,575	6.00	653,097	34,204	5.24
Funds purchased	239,293	8,696	3.63	156,204	9,305	5.96	147,621	7,343	4.97
Other short-term borrowings	42,850	1,842	4.30	65,021	4,518	6.95	28,364	1,544	5.44
Long-term debt	168,857	8,443	5.00	97,162	5,594	5.76	58,445	3,029	5.18
Total interest-bearing liabilities	2,041,720	90,393	4.43	1,755,877	90,987	5.18	1,431,470	62,307	4.35
Demand deposits	263,876			241,527			233,914		
Accrued interest and other liabilities	46,244			33,795			45,243		
Stockholders' equity	184,551			156,681			144,625		
Total liabilities and stockholders' equity	$2,536,391			$2,187,880			$1,855,252		
Net interest spread			3.33%			3.47%			3.67%
Net interest income/margin on a taxable equivalent basis		90,214	3.88%		81,290	4.08%		71,876	4.30%
Tax equivalent adjustment(2)		1,070			1,055			1,077	
Net interest income/margin		$ 89,144	3.83%		$ 80,235	4.03%		$ 70,799	4.23%

(1) Average loans include nonaccrual loans. All loans and deposits are domestic.

(2) Tax equivalent adjustments are based on the assumed rate of 34%, and do not give effect to the disallowance for Federal income tax purposes of interest expense related to certain tax-exempt assets.

(3) Fees in the amount of $4,427,000, $3,574,000, and $3,587,000 are included in interest and fees on loans for 2001, 2000, and 1999, respectively.

During 2001, Alabama National experienced an increase in net interest income of $8.9 million, or 11.1%, to $89.1 million, compared with $80.2 million in 2000. Net interest income increased despite a decrease in the net interest spread of 14 basis points to 3.33% in 2001, from 3.47% in 2000, and a decrease in the net interest margin of 20 basis points to 3.83% in 2001, compared with 4.03% in 2000. The decline in net interest spread and net interest margin is largely due to the effects of the interest rate reductions by the Federal Reserve during 2001. Alabama National's interest earning assets have repriced more quickly than its interest-bearing liabilities as time deposits reprice only at maturity. Alabama National's net interest margin improved 21 basis points during the fourth quarter of 2001 as compared to the third quarter of 2001. Management anticipates the net interest margin to approximately stabilize at current levels, absent any additional rate reductions by the Federal Reserve or significant changes in the general interest rate environment. During 2001, net average earning assets increased by $334.7 million, or 16.8%, to $2.33 billion, from $1.99 billion in 2000. The major components of this increase included average loans, which increased $233.8 million, or 14.8%, to $1.81 billion in 2001, from $1.58 billion in 2000, and securities, which increased $84.6 million, or 23.2%, to $449.9 million in 2001, from $365.3 million in 2000.

Analysis of Changes in Net Interest Income

The following table sets forth, on a taxable equivalent basis, the effect which varying levels of earning assets and interest-bearing liabilities and the applicable rates had on changes in net interest income for 2001 and 2000. For purposes of this table, changes that are not solely attributable to volume or rate are allocated to volume and rate on a pro rata basis.

ANALYSIS OF CHANGES IN NET INTEREST INCOME
(Amounts in thousands)

	December 31,					
	2001 Compared to 2000 Variance Due to			2000 Compared to 1999 Variance Due to		
	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Earning assets:						
Loans	$19,961	$(15,605)	$ 4,356	$27,360	$ 7,250	$34,610
Securities:						
Taxable	5,821	(1,104)	4,717	1,791	1,785	3,576
Tax exempt	(247)	3	(244)	(132)	41	(91)
Cash balances in other banks	413	(117)	296	111	(7)	104
Funds sold	283	(1,073)	(790)	(418)	545	127
Trading account securities	15	(20)	(5)	(315)	83	(232)
Total interest income	26,246	(17,916)	8,330	28,397	9,697	38,094
Interest-bearing liabilities:						
Interest-bearing transaction accounts	1,767	(1,984)	(217)	1,449	1,961	3,410
Savings and money market deposits	137	(2,394)	(2,257)	(596)	994	398
Time deposits	5,157	(2,841)	2,316	11,904	5,467	17,371
Funds purchased	3,845	(4,454)	(609)	443	1,519	1,962
Other short-term borrowings	(1,263)	(1,413)	(2,676)	2,448	526	2,974
Long-term debt	3,670	(821)	2,849	2,194	371	2,565
Total interest expense	13,313	(13,907)	(594)	17,842	10,838	28,680
Net interest income on a taxable equivalent basis	$12,933	$ (4,009)	8,924	$10,555	$(1,141)	9,414
Taxable equivalent adjustment			(15)			22
Net interest income			$ 8,909			$ 9,436

Interest Sensitivity and Market Risk

Interest Sensitivity

Alabama National monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on net interest income. The principal monitoring technique employed by Alabama National is simulation analysis, which technique is augmented by ''gap'' analysis.

In simulation analysis, Alabama National reviews each individual asset and liability category and their projected behavior in various different interest rate environments. These projected behaviors are based upon management's past experiences and upon current competitive environments, including the various environments in the different markets in which Alabama National competes. Using this projected behavior and differing rate scenarios as inputs, the simulation analysis generates as output a projection of net interest income. Alabama National also periodically verifies the validity of this approach by comparing actual results with those that were projected in previous models. *See ''—Market Risk.''*

Another technique used by Alabama National in interest rate management is the measurement of the interest sensitivity ''gap,'' which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets and liabilities, selling securities available for sale, replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability.

Alabama National evaluates interest sensitivity risk and then formulates guidelines regarding asset generation and repricing, and sources and prices of off-balance sheet commitments in order to decrease interest sensitivity risk. Alabama National uses computer simulations to measure the net income effect of various interest rate scenarios. The modeling reflects interest rate changes and the related impact on net income over specified periods of time.

The following table illustrates Alabama National's interest rate sensitivity at December 31, 2001, assuming the relevant assets and liabilities are collected and paid, respectively, based upon historical experience rather than their stated maturities.

INTEREST SENSITIVITY ANALYSIS
(Amounts in thousands, except ratios)

	December 31, 2001						
	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	One Through Three Years	Greater Than Three Years	Total
ASSETS:							
Earning assets:							
Loans(1)	$759,991	$147,077	$ 327,643	$1,234,711	$421,276	$337,173	$1,993,160
Securities(2)	14,739	25,041	96,383	136,163	189,828	225,297	551,288
Trading securities	1,341	—	—	1,341	—	—	1,341
Interest-bearing deposits in other banks	10,813	—	—	10,813	—	—	10,813
Funds sold	32,241	—	—	32,241	—	—	32,241
Total interest-earning assets	$819,125	$172,118	$ 424,026	$1,415,269	$611,104	$562,470	$2,588,843
LIABILITIES:							
Interest-bearing liabilities:							
Interest-bearing deposits:							
Demand deposits	$140,110	$ —	$ —	$ 140,110	$ —	$244,245	$ 384,355
Savings and money market deposits	143,911	—	—	143,911	—	229,398	373,309
Time deposits(3)	143,963	160,842	532,737	837,542	129,242	35,992	1,002,776
Funds purchased	240,060	—	—	240,060	—	—	240,060
Short-term borrowings(4)	27,350	—	41,000	68,350	—	—	68,350
Long-term debt	62,491	80,003	10,547	153,041	55,036	5,044	213,121
Total interest-bearing liabilities	$757,885	$240,845	$ 584,284	$1,583,014	$184,278	$514,679	$2,281,971
Period gap	$ 61,240	$ (68,727)	$(160,258)	$ (167,745)	$426,826	$ 47,791	
Cumulative gap	$ 61,240	$ (7,487)	$(167,745)	$ (167,745)	$259,081	$306,872	$ 306,872
Ratio of cumulative gap to total earning assets	2. 37%	(0.29)%	(6.48)%	(6.48)%	10.01%	11.85%	

(1) Excludes nonaccrual loans of $7,563,000

(2) Excludes investment equity securities with a market value of $16,400,000.

(3) Excludes matured certificates which have not been redeemed by the customer and on which no interest is accruing.

(4) Includes treasury, tax and loan account of $3,490,000.

Alabama National generally benefits from increasing market rates of interest when it has an asset-sensitive gap and generally benefits from decreasing market interest rates when it is liability sensitive. Alabama National is liability sensitive throughout one year after one month. The analysis presents only a static view of the timing and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those are viewed by management as significantly less interest sensitive than market-based rates such as those paid on non-core deposits. For this and other reasons, management relies more upon the simulation analysis (as noted above) in managing interest rate risk. Accordingly, management believes that a liability-sensitive gap position is not as indicative of Alabama National's true interest sensitivity as it would be for an organization which depends to a greater extent on purchased funds to support earning assets. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Market Risk

Alabama National's earnings are dependent on its net interest income which is the difference between interest income earned on all earning assets, primarily loans and securities, and interest paid on all interest bearing liabilities, primarily deposits. Market risk is the risk of loss from adverse changes in market prices and rates. Alabama National's market risk arises primarily from inherent interest rate risk in its lending, investing and deposit gathering activities. Alabama National seeks to reduce its exposure to market risk through actively monitoring and managing its interest rate risk. Management relies upon static ''gap'' analysis to determine the degree of mismatch in the maturity and repricing distribution of interest earning assets and interest bearing liabilities which quantifies, to a large extent, the degree of market risk inherent in Alabama National's balance sheet. Gap analysis is further augmented by simulation analysis to evaluate the impact of varying levels of prevailing interest rates and the sensitivity of specific earning assets and interest bearing liabilities to changes in those prevailing rates. Simulation analysis consists of evaluating the impact on net interest income given changes from 200 basis points below to 200 basis points above the current prevailing rates. Management makes certain assumptions as to the effect varying levels of interest rates have on certain earning assets and interest bearing liabilities, which assumptions consider both historical experience and consensus estimates of outside sources.

With respect to the primary earning assets, loans and securities, certain features of individual types of loans and specific securities introduce uncertainty as to their expected performance at varying levels of interest rates. In some cases, imbedded options exist whereby the borrower may elect to repay the obligation at any time. These imbedded prepayment options make anticipating the performance of those instruments difficult given changes in prevailing rates. At December 31, 2001, mortgage backed securities with a carrying value totaling $486.3 million, or 17.1% of total assets and essentially every underlying loan, net of unearned income, (totaling $1.96 billion, or 69.1% of total assets), carry such imbedded options. Management believes that assumptions used in its simulation analysis about the performance of financial instruments with such imbedded options are appropriate. However, the actual performance of these financial instruments may differ from management's estimates due to several factors, including the diversity and sophistication of the customer base, the general level of prevailing interest rates and the relationship to their historical levels, and general economic conditions. The difference between those assumptions and actual results, if significant, could cause the actual results to differ from those indicated by the simulation analysis.

Deposits totaled $2.07 billion, or 72.7% of total assets, at December 31, 2001. Since deposits are the primary funding source for earning assets, the associated market risk is considered by management in its simulation analysis. Generally, it is anticipated that deposits will be sufficient to support funding requirements. However, the rates paid for deposits at varying levels of prevailing interest rates have a significant impact on net interest income and therefore, must be quantified by Alabama National in its simulation analysis. Specifically, Alabama National's spread, the difference between the rates earned on earning assets and rates paid on interest bearing liabilities, is generally higher when prevailing rates are higher. As prevailing rates reduce, the spread tends to compress, with severe compression at very low prevailing interest rates. This characteristic is called ''spread compression'' and adversely effects net interest income in the simulation analysis when anticipated prevailing rates are reduced from current rates. Management relies upon historical experience to estimate the degree of spread compression in its simulation analysis. Management believes that such estimates of possible spread compression are reasonable. However, if the degree of spread compression varies from that expected, the actual results could differ from those indicated by the simulation analysis.

The following table illustrates the results of simulation analysis used by Alabama National to determine the extent to which market risk would affect net interest margin for the next twelve months if prevailing interest rates increased or decreased the specified amounts from current rates. Due to the current interest rate environment, Alabama National's net interest income would decrease significantly if prevailing interest rates were to decrease 100 or 200 basis points. The current rates paid on interest-bearing accounts cannot decrease below zero, yet rates earned on loans can experience a decrease in the falling rate scenarios, and the interest rate spread would therefore compress. Because of the inherent use of estimates and assumptions in the simulation model used to derive this information, the actual results of the future impact of market risk on Alabama National's net interest margin, may differ from that found in the table.

MARKET RISK
(Amounts in thousands)

Change in Prevailing Interest Rates(1)	Year ended December 31, 2001		Year ended December 31, 2000	
	Net Interest Income Amount	Change from Income Amount	Net Interest Income Amount	Change from Income Amount
+200 basis points	$117,465	5.47%	$91,547	5.06%
+100 basis points	115,562	3.76	89,413	2.61
0 basis points	111,375	—	87,136	—
−100 basis points	101,536	(8.83)	84,039	(3.55)
−200 basis points	96,871	(13.02)	81,948	(5.95)

(1) Assumes an immediate rate change of this magnitude.

Provision and Allowance for Loan Losses

Alabama National has policies and procedures for evaluating the overall credit quality of its loan portfolio including timely identification of potential problem credits. On a monthly basis, management reviews the appropriate level for the allowance for loan losses. This review and analysis is based on the results of the internal monitoring and reporting system, analysis of economic conditions in its markets and a review of historical statistical data, current trends regarding the volume and severity of past due and problem loans and leases, the existence and effect of concentrations of credit, and changes in national and local economic conditions for both Alabama National and other financial institutions. Management also considers in its evaluation of the adequacy of the allowance for loan losses the results of regulatory examinations conducted for each Bank, including evaluation of Alabama National's policies and procedures and findings from Alabama National's independent loan review department.

The provision for loan losses increased by $1.4 million, or 57.5%, to $3.9 million in 2001, from $2.5 million in 2000. The increased provision during 2001 is attributable to an increase in potential problem loans, an increase in nonperforming loans, a higher level of net charge-offs, and growth in the loan portfolio.

Management's periodic evaluation of the adequacy of the allowance for loan losses is based on Alabama National's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, and an analysis of current economic conditions. Management believes the allowance for loan losses, at its current level, adequately covers Alabama National's exposure to loan losses. While management believes that it has established the allowance in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future Alabama National's regulators or its economic environment will not require further increases in the allowance.

Additions to the allowance for loan losses, which are expensed as the provision for loan losses on Alabama National's income statement, are made periodically to maintain the allowance for loan losses at an appropriate level as determined by management. Loan losses and recoveries are charged or credited directly to the allowance for loan losses.

The following table presents the information associated with Alabama National's allowance and provision for loan losses for the dates indicated.

ALLOWANCE FOR LOAN LOSSES
(Amounts in thousands, except percentages)

	Year ended December 31,				
	2001	2000	1999	1998	1997
Total loans outstanding at end of period, net of unearned income(1)	$1,964,169	$1,710,810	$1,403,489	$1,147,100	$1,015,105
Average amount of loans outstanding, net of unearned income(1)	$1,790,083	$1,571,760	$1,264,689	$1,058,770	$ 951,298
Allowance for loan losses at beginning of period	$ 22,368	$ 19,111	$ 17,465	$ 15,780	$ 13,552
Charge-offs:					
Commercial, financial and agricultural	1,875	397	215	424	517
Real estate—mortgage	730	145	403	215	533
Consumer	754	884	694	1,254	1,886
Total charge-offs	3,359	1,426	1,312	1,893	2,936
Recoveries:					
Commercial, financial and agricultural	949	167	188	1,027	1,085
Real estate—mortgage	226	228	348	298	200
Consumer	517	382	315	457	458
Total recoveries	1,692	777	851	1,782	1,743
Net charge-offs	1,667	649	461	111	1,193
Provision for loan losses	3,946	2,506	2,107	1,796	3,421
Changes incidental to acquisitions	3,872	1,400	—	—	—
Allowance for loan losses at period-end	$ 28,519	$ 22,368	$ 19,111	$ 17,465	$ 15,780
Allowance for loan losses to period-end loans(1)	1.45%	1.31%	1.36%	1.52%	1.55%
Net charge-offs to average loans(1)	0.09	0.04	0.04	0.01	0.13

(1) Does not include loans held for sale.

Allocation of Allowance

There is no formal allocation of the allowance for loan losses by loan category.

Nonperforming Assets

The following table presents Alabama National's nonperforming assets for the dates indicated.

NONPERFORMING ASSETS
(Amounts in thousands, except percentages)

	At December 31, 2001				
	2001	2000	1999	1998	1997
Nonaccrual loans	$ 7,563	$ 3,642	$ 4,428	$ 4,768	$ 4,994
Restructured loans	—	—	5	499	1,052
Loans past due 90 days or more and still accruing	—	—	—	13	14
Total nonperforming loans	7,563	3,642	4,433	5,280	6,060
Other real estate owned	1,680	1,468	867	1,234	1,801
Total nonperforming assets	$ 9,243	$ 5,110	$ 5,300	$ 6,514	$ 7,861
Allowance for loan losses to period-end loans(1)	1.45%	1.31%	1.36%	1.52%	1.55%
Allowance for loan losses to period-end nonperforming loans	377.09	614.17	431.11	330.78	260.40
Allowance for loan losses to period-end nonperforming assets	308.55	437.73	360.58	268.11	200.74
Net charge-offs to average loans(1)	0.09	0.04	0.04	0.01	0.13
Nonperforming assets to period-end loans and foreclosed property(1)	0.47	0.30	0.38	0.57	0.77
Nonperforming loans to period-end loans(1)	0.39	0.21	0.32	0.46	0.60

(1) Does not include loans held for sale.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. In addition to consideration of these factors, Alabama National's policy is to place all loans on nonaccrual status if they become 90 days or more past due, regardless of the collateral or the borrower's financial condition. When a loan is placed on nonaccrual status, all interest which is accrued on the loan is reversed and deducted from earnings as a reduction of reported interest. No additional interest is accrued on the loan balance until collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual writedown or charge-off of the principal balance of the loan which would necessitate additional charges to the allowance for loan losses. During the years ending December 31, 2001, 2000 and 1999, approximately $406,000, $498,000, and $407,000, respectively, in additional interest income would have been recognized in earnings if Alabama National's nonaccrual loans had been current in accordance with their original terms.

Total nonperforming assets increased $4.1 million, to $9.2 million at December 31, 2001, from $5.1 million at December 31, 2000. The increase in nonperforming assets is attributable to the current slowdown in the national economy and $1.1 million in nonperforming assets acquired in the Farmers National Bancshares, Inc. acquisition. Although the level of nonperforming assets has increased since year-end 2000, the current levels are still below industry averages. The allowance for loan losses to period-end nonperforming assets was 308.55% at December 31, 2001, compared with 437.73% at December 31, 2000. This ratio will generally fluctuate from period to period depending upon nonperforming asset levels at period end. Total nonperforming loans increased $3.9 million during 2001, to $7.6 million and other real estate owned increased $212,000, to $1.7 million at December 31, 2001.

Potential Problem Loans

A potential problem loan is one that management has concerns as to the borrower's future performance under terms of the loan contract. These loans are current as to principal and interest, and accordingly, they are not included in the nonperforming asset categories. Management monitors these loans closely in order to ensure that Alabama National's interests are protected. At December 31, 2001, Alabama National had certain loans considered by management to be potential problem loans totaling $75.8 million as compared with $28.2 million at December 31, 2000. This increase in potential problem loans is attributable to $11.6 million in potential problem loans acquired in the Farmers National Bancshares, Inc. acquisition and the current slowdown in the national economy. Alabama National believes early identification of potential problem loans is an important factor in its ability to successfully collect such loans. As such, it encourages early identification of potential problem loans both with its loan officers and loan review staff. The level of potential problem loans is factored into the determination of the adequacy of the allowance for loan losses.

Noninterest Income and Expense

Noninterest income

Alabama National relies on five distinct product lines for the production of recurring noninterest income: traditional retail and commercial banking, mortgage banking, securities brokerage and trust services, investment services, and insurance services. During 2001, Alabama National changed its reportable segment disclosure to present the combined results of operations for the securities brokerage and trust divisions into a consolidated segment. This change is due to the similar customer base and products offered by these divisions and reflects management's view that these formerly separate segments should be combined for both internal and external monitoring and reporting. Combined fees associated with Alabama National's five product lines totaled $41.6 million in 2001, compared with $27.5 million in 2000, an increase of $14.1 million, or 51.2%. An analysis of this increase is provided below.

The following table sets forth, for the periods indicated, the principal components of noninterest income.

NONINTEREST INCOME
(Amounts in thousands)

	Year ended December 31,		
	2001	2000	1999
Service charges on deposit accounts	$ 9,497	$ 8,304	$ 8,011
Investment division income	13,717	5,867	6,624
Securities brokerage and trust income	8,800	7,692	5,897
Origination and sale of mortgage loans	7,431	3,531	3,993
Gain (loss) on disposal of assets and deposits	84	(19)	262
Securities gains (losses)	246	(119)	196
Bank owned life insurance	2,412	2,080	1,543
Insurance commissions	2,126	2,099	1,068
Gain on pension curtailment	—	—	819
Other	4,394	3,912	2,903
Total noninterest income	$48,707	$33,347	$31,316

Noninterest Expense

The following table sets forth, for the periods indicated, the principal components of noninterest expense.

NONINTEREST EXPENSE
(Amounts in thousands)

	Year ended December 31,		
	2001	2000	1999
Salaries and employee benefits	$45,329	$39,017	$34,970
Commission based compensation	12,868	5,566	4,376
Net occupancy expense	9,722	8,906	7,884
Amortization of goodwill	524	501	387
Advertising	1,254	1,039	1,133
Banking assessments	771	660	512
Core deposit amortization	627	377	197
Data processing expenses	1,562	1,453	1,478
Legal and professional fees	3,331	2,337	2,996
Net non-credit losses	339	136	206
Postage and courier services	1,776	1,776	1,336
Supplies and printing	1,926	1,740	1,376
Telephone	1,224	1,167	1,059
Other	10,980	9,436	7,950
Total noninterest expense	$92,233	$74,111	$65,860

Noninterest expense increased $18.1 million, or 24.5%, to $92.2 million in 2001, from $74.1 million in 2000. Salaries and employee benefits increased $6.3 million, or 16.2%, in 2001. This increase reflects Alabama National's general growth in employment concurrent with its expansion of offices and business lines, its asset and revenue growth as well as salary increases reflecting employee performance, job duties, and competitive employment market conditions. Commission based compensation increased $7.3 million, or 131.2%, in 2001. The increase in commission based compensation is due to increased revenue production in mortgage, securities brokerage and investment divisions. Net occupancy expense increased $816,000, or 9.2%, in 2001. This increase during 2001 is attributable to a full year of occupancy expenses associated with branch expansion and acquisitions during 2000. Alabama National's Banks also opened three additional branches during 2001.

Investment Services

The following table sets forth, for the periods indicated, the summary of operations for the investment services division of Alabama National:

INVESTMENT SERVICES DIVISION
(Amounts in thousands)

	Year ended December 31,		
	2001	2000	1999
Investment services revenue	$13,717	$5,867	$6,624
Expenses and allocated charges	10,334	5,377	5,957
Net investment services revenue	$ 3,383	$ 490	$ 667

National Bank of Commerce of Birmingham operates an investment department devoted primarily to handling correspondent banks' investment needs. Investment services revenue consists primarily of commission income from the sale of fixed income securities to correspondent banks. A small portion of investment services revenue is generated from fee based services including asset/liability consulting, bond accounting and security safekeeping. Investment services revenue increased dramatically during 2001, to $13.7 million, or 133.8%, from $5.9 million in 2000. The substantial increase in revenue was due to increased liquidity of community banks served by this division and the decline of interest rates during 2001, both of which lead to increased demand for fixed income securities by its customers. Investment services revenue decreased $757,000, or 11.4%, to $5.9 million in 2000 from $6.6 million in 1999. The rising interest rate environment in early 2000 combined with strong loan demand in the economy reduced investors' demand for fixed income securities during 2000. These results include certain income and expense items that are allocated by management to the investment services areas of Alabama National.

These results are not necessarily the same as would be expected if these activities were conducted by a stand-alone entity because certain corporate overhead expenses are not allocated directly to this division.

Securities Brokerage and Trust Division

The following table sets forth, for the periods indicated, the summary of operations for the securities brokerage and trust division of Alabama National:

SECURITIES BROKERAGE AND TRUST DIVISION
(Amounts in thousands)

	Year ended December 31,		
	2001	2000	1999
Securities brokerage and trust revenue	$8,800	$7,692	$5,897
Interest income	1,858	3,700	2,053
Total securities brokerage and trust revenue	10,658	11,392	7,950
Interest expense	407	1,805	955
Expenses and allocated charges	8,836	7,579	5,430
Net securities brokerage and trust revenue	$1,415	$2,008	$1,565

National Bank of Commerce of Birmingham has a wholly owned subsidiary, NBC Securities, Inc. (NBC Securities), that is a full service licensed broker-dealer. The trust department of NBC and NBC Securities manage the assets of both corporate and individual customers located primarily in the markets served by Alabama National. The revenue generated by this division consists primarily of commission income generated from the sale of equity securities to individual and corporate customers, from fees paid for assets under management or custody and from fees related to investment consulting work performed for clients. NBC Securities also recognizes interest income from margin loans. Revenue for this division increased $1.1 million, or 14.4%, to $8.8 million in 2001. Securities brokerage and trust revenue increased $1.8 million, or 30.4%, to $7.7 million in 2000, from $5.9 million in 1999. The increase during both 2001 and 2000 is due to additional investment advisors and customer assets in custody or under management, and general expansion of securities brokerage services to other subsidiaries of Alabama National. During 2001, interest income decreased $1.8 million, to $1.9 million, due to decreased margin loan activity during the year. Interest income increased to $3.7 million in 2000, from $2.1 million in 1999 due to increased volume of margin loans. These results include certain income and expense items allocated by management to the securities and trust division.

These results are not necessarily the same as would be expected if these activities were conducted by a stand-alone entity because certain corporate overhead expenses are not allocated directly to this division.

Mortgage Lending Division

The following table sets forth, for the periods indicated, the summary of operations for the mortgage lending division of Alabama National:

MORTGAGE LENDING DIVISION
(Amounts in thousands)

	Year ended December 31,		
	2001	2000	1999
Origination and sale of mortgage loans(1)	$7,660	$3,866	$4,240
Interest income	1,117	424	527
Total revenue	8,777	4,290	4,767
Expenses and allocated charges	5,548	3,061	3,391
Net mortgage lending division revenue	$3,229	$1,229	$1,376

(1) Includes intercompany income allocated to mortgage lending division totaling $229,000, $335,000, and $247,000 at December 31, 2001, 2000 and 1999, respectively.

Fees earned in connection with the origination and resale of mortgages increased $3.8 million, or 98.1%, to $7.7 million, from $3.9 million in 2000. This increase is primarily a result of falling interest rates and the impact the interest rate environment has on new mortgage origination activity and refinancing. Expenses and allocated charges totaled $5.5 million during 2001, representing an increase of $2.5 million from 2000. The increase is due to higher commission compensation and other expenses associated with a greater volume of origination activity. Fees charged in connection with the origination and resale of mortgage loans decreased $374,000, or 8.8%, to $3.9 million in 2000 from $4.2 million in 1999, due primarily to changing market conditions. As interest rates remained high in early 2000, mortgage origination volume declined. The expenses and allocated charges decreased by $330,000 to $3.1 million in 2000 from $3.4 million in 1999. The decrease was due to less mortgage origination volume. These results include certain income and expense items that are allocated by management to the mortgage lending area of Alabama National.

These results are not necessarily the same as would be expected if these activities were conducted by a stand-alone entity because certain corporate overhead expenses are not allocated directly to this division.

Insurance Services Division

The following table sets forth, for the periods indicated, a summary of operations for the insurance services division of Alabama National:

INSURANCE SERVICES DIVISION
(Amounts in thousands)

	Year ended December 31,		
	2001	2000	1999(1)
Commission income	$2,126	$2,099	$1,068
Other income	5	23	16
Total revenue	2,131	2,122	1,084
Expenses and allocated charges	2,113	1,851	884
Net insurance division revenue	$ 18	$ 271	$ 200

(1) The insurance division was acquired in May 1999.

Commission income earned from the sale of insurance products was approximately $2.1 million for each of 2001 and 2000. Alabama National purchased an existing insurance company in May of 1999 and since that time has been establishing a network of salesmen in many of the markets served by Alabama National. This expansion has resulted in increased expenses as new employees are hired. Alabama National's plan is for these new hires to begin producing revenue exceeding their compensation and other expenses such that this expansion will eventually result in increased profitability from the insurance services division. These results include certain income and expense items that are allocated by management to the insurance services division of Alabama National.

These results are not necessarily the same as would be expected if these activities were conducted by a stand-alone entity because certain corporate overhead expenses are not allocated directly to this division.

Earning Assets

Loans

Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets. Associated with the higher loan yields are the inherent credit and liquidity risks which management attempts to control and counterbalance. Total loans averaged $1.81 billion in 2001, compared to $1.58 billion in 2000, an increase of $233.8 million, or 14.8%. At December 31, 2001, total loans, net of unearned income, were $1.96 billion, compared to $1.71 billion at the end of 2000, an increase of $253.4 million, or 14.8%.

The growth in Alabama National's loan portfolio is attributable to Alabama National's ability to attract new customers while maintaining consistent underwriting standards. Loan growth is also impacted by general economic conditions that may result in increased loan demand from existing customers. Also contributing to the loan growth during 2001 was the acquisition of Farmers National Bancshares, Inc., which had loans of approximately $103.1 million at the time of acquisition. The following table details the composition of the loan portfolio by category at the dates indicated.

COMPOSITION OF LOAN PORTFOLIO
(Amounts in thousands, except percentages)

	December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial and financial	$ 247,613	12.59%	$ 275,107	16.07%	$ 268,829	19.14%	$ 263,102	22.91%	$ 212,678	20.91%
Real estate:										
Construction	231,369	11.76	185,814	10.85	154,023	10.96	78,558	6.84	75,214	7.39
Mortgage—residential	546,730	27.80	490,152	28.63	392,986	27.98	318,745	27.76	317,275	31.19
Mortgage—commercial	637,575	32.42	498,858	29.14	396,312	28.21	310,610	27.04	268,395	26.38
Mortgage—other	5,645	.29	4,238	.25	4,284	.30	3,824	.33	4,380	.43
Consumer	82,909	4.22	79,458	4.64	76,150	5.42	79,106	6.89	91,756	9.02
Lease financing receivable	73,924	3.76	58,668	3.43	22,046	1.57	9,109	.79	—	—
Securities brokerage margin loans	16,302	.83	29,901	1.75	22,551	1.61	30,025	2.61	—	—
Other	124,564	6.33	89,700	5.24	67,517	4.81	55,528	4.83	47,609	4.68
Total gross loans	1,966,631	100.00%	1,711,896	100.00%	1,404,698	100.00%	1,148,607	100.00%	1,017,307	100.00%
Unearned income	(2,462)		(1,086)		(1,209)		(1,507)		(2,202)	
Total loans, net of unearned income(1)	1,964,169		1,710,810		1,403,489		1,147,100		1,015,105	
Allowance for loan losses	(28,519)		(22,368)		(19,111)		(17,465)		(15,780)	
Total net loans(1)	$1,935,650		$1,688,442		$1,384,378		$1,129,635		$ 999,325	

(1) Does not include loans held for sale.

In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in Alabama National's market areas, and for Alabama National in particular, to obtain a security interest or lien in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

The principal component of Alabama National's loan portfolio is real estate mortgage loans. At year-end 2001, this category totaled $1.2 billion and represented 60.5% of the total loan portfolio, compared to $993.2 million, or 58.0%, of the total loan portfolio, at year-end 2000.

Residential mortgage loans increased $56.6 million, or 11.5%, to $546.7 million at December 31, 2001, compared with $490.2 million at December 31, 2000. Commercial mortgage loans increased $138.7 million, or 27.8%, to $637.6 million at December 31, 2001. Increases in both of these categories of loans are primarily the result of Alabama National's expertise in and appetite for these commercial and residential real estate loans. In addition, the general economic conditions in Alabama National's markets, which generate such lending opportunities, are partially responsible for this growth.

Real estate construction loans increased $45.6 million, or 24.5%, to $231.4 million at December 31, 2001, compared with $185.8 million at December 31, 2000. Alabama National's focus on the home construction market and strong construction activity in markets it serves caused this increase.

Commercial and financial loans decreased $27.5 million, or 10.0% to $247.6 million at December 31, 2001. Alabama National's general preference for real estate collateral or liquid collateral over accounts receivable and inventory collateral is a factor in this decrease.

Consumer loans increased $3.5 million, or 4.3%, during 2001 to $82.9 million, from $79.5 million in 2000. Lease financing receivables increased $15.3 million, or 26.0%, during 2001 to $73.9 million, from $58.7 million as a result of a successful marketing efforts and business development efforts of individuals in this area. Alabama National engages in no foreign lending operations.

The repayment of loans is a source of additional liquidity for Alabama National. The following table sets forth Alabama National's loans maturing within specific intervals at December 31, 2001.

LOAN MATURITY AND SENSITIVITY TO CHANGES IN INTEREST RATES
(Amounts in thousands)

	December 31, 2001			
	One year or less	Over one year through five years	Over five years	Total
Commercial, financial and agricultural	$140,767	$ 99,725	$ 7,121	$247,613
Real estate—construction	161,757	52,612	17,000	231,369
Real estate—residential	130,153	163,234	253,343	546,730
Real estate—commercial	98,097	378,264	161,214	637,575
Consumer	26,292	54,648	1,969	82,909

	Predetermined Rates	Floating Rates
Maturing after one year but within five years	$577,961	$170,520
Maturing after five years	112,804	327,845
	$690,765	$498,365

The information presented in the above table is based upon the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio.

Securities

Securities, including securities classified as held to maturity (or investment securities) and available for sale, represent a significant portion of Alabama National's earning assets. Securities averaged $449.9 million during 2001, compared with $365.3 million during 2000, an increase of $84.6 million, or 23.2%. Growth in the securities portfolio is generally a function of growth in funding sources net of lending opportunities and during 2001 as loan demand decreased Alabama National had excess liquidity to purchase securities. Management attempts to maintain earning asset growth commensurate with its funding growth and with its overall growth plans. During 2001, Alabama National experienced increasing liquidity and a reduction in its rate of loan growth (excluding loans acquired in the Farmers National Bancshares, Inc. acquisition) and increased the size of the securities portfolio through purchases. At December 31, 2001, the securities portfolio totaled $567.7 million, including securities held to maturity with an amortized cost of $234.8 million and securities available for sale with a market value of $332.9 million.

The following tables set forth the carrying value of securities held by Alabama National at the dates indicated.

INVESTMENT SECURITIES
(Amounts in thousands)

	December 31,			
	2001		2000	
	Cost	Market	Cost	Market
U.S. Treasury securities	$ —	$ —	$ —	$ —
U.S. Government Agencies	2,252	2,327	3,263	3,263
State and political subdivisions	6,460	6,604	7,652	7,791
Mortgage backed securities	226,054	225,877	49,847	50,431
Total	$234,766	$234,808	$60,762	$61,485

AVAILABLE FOR SALE SECURITIES
(Amounts in thousands)

	December 31,			
	2001		2000	
	Cost	Market	Cost	Market
U.S. Treasury securities	$ 599	$ 618	$ 4,578	$ 4,586
U.S. Government Agencies	25,852	26,687	110,534	110,489
State and political subdivisions	28,606	29,003	25,291	25,632
Mortgage backed securities	259,761	260,214	175,317	173,862
Other	16,477	16,400	10,804	10,728
Total	$331,295	$332,922	$326,524	$325,297

The following tables show the scheduled maturity and average yields of securities owned by Alabama National at December 31, 2001.

INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS
(Amounts in thousands, except yields)

	December 31, 2001									
	Within one year		After one but Within five years		After five but Within ten years		After ten years		Other securities	
	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)
U.S. Treasury securities	$ —		$ —		$ —		$—		$ —	
U.S. Government Agencies			2,252	6.33%						
State and political subdivisions	1,500	4.98%	3,855	5.34%	1,105	5.07				
Mortgage backed securities	—		—		—		—		$226,054	6.50%
Total	$1,500	4.98%	$6,107	5.71%	$1,105	5.07%	$—		$226,054	6.50%

(1) Computed on a tax-equivalent basis utilizing a 34% tax rate, without giving effect to the disallowance for Federal income tax purposes of interest related to certain tax-exempt assets.

SECURITIES AVAILABLE FOR SALE MATURITY DISTRIBUTION AND YIELDS
(Amounts in thousands, except yields)

	December 31, 2001									
	Within one year		After one but Within five years		After five but Within ten years		After ten years		Other securities	
	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)	Amount	Yield(1)
U.S. Treasury securities	$ 253	6.55%	$ 365	5.89%	$ —		$ —		$ —	
U.S. Government Agencies	1,019	6.04	20,406	6.77	5,262	6.48%				
State and political subdivisions	1,462	4.33	10,435	5.09	10,492	4.89	6,614	5.06%		
Mortgage backed securities									260,214	6.54%
Equity securities	—		—		—		—		16,400	6.36
Total	$2,734	5.17%	$31,206	6.20%	$15,754	5.42%	$6,614	5.06%	$276,614	6.53%

(1) Computed on a tax-equivalent basis utilizing a 34% tax rate, without giving effect to the disallowance for Federal income tax purposes of interest related to certain tax-exempt assets.

At December 31, 2001, mortgage-backed securities consisting of collateralized mortgage obligations and pass-through mortgage obligations had a carrying value totaling $486.3 million. These mortgage-backed securities include $226.1 million classified as investment securities and $260.2 million classified as securities available for sale. Management expects the annual repayment of the underlying mortgages to vary as a result of monthly repayment of principal and/or interest required under terms of the underlying promissory notes. Further, the actual rate of repayment is subject to changes depending upon both the terms of the underlying mortgages and the relative level of mortgage interest rates. When relative interest rates decline to levels below that of the underlying mortgages, acceleration of principal repayment is expected as some borrowers on the underlying mortgages refinance to lower rates. When the underlying rates on mortgage loans are comparable to, or in excess of, market rates, repayment more closely conforms to scheduled amortization in accordance with terms of the promissory note. Accordingly, management generally expects repayment of the collateralized mortgage obligations over a three to five year period, and repayment of the pass-through mortgage obligations over a five to seven year period.

Other attributes of securities are discussed in "Interest Sensitivity and Market Risk."

Short-Term Investments

Alabama National utilizes overnight investment of funds in Federal funds sold and securities purchased under agreements to resell to ensure that adequate liquidity will be maintained, while at the same time minimizing the level of uninvested cash reserves. Short-term investments are also utilized by Alabama National when the level of funds committed to lending and investment portfolio programs changes or the level of deposit generation changes. During 2001, Federal funds sold and securities purchased under agreements to resell averaged $46.6 million, compared to $41.9 million during 2000, representing a $4.8 million, or 11.4% increase, as Alabama National experienced increased liquidity due to paydowns on mortgage backed securities, deposit and other funding growth.

Trading Account Securities

An important aspect of investment department operations, but less so to Alabama National in total, are trading account securities, which represent securities owned by Alabama National prior to sale and delivery to Alabama National's customers. Trading account securities averaged $2.0 million in 2001, and totaled $1.3 million at December 31, 2001, compared with an average of $1.8 million in 2000, and $0.6 million at December 31, 2000. This small dollar amount reflects management's policy of limiting positions in such securities to reduce its exposure to market and interest rate changes.

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities increased $285.8 million, or 16.3%, to $2.04 billion in 2001, from $1.76 billion in 2000. Average interest-bearing deposits increased $153.2 million, or 10.7%, to $1.59 billion in 2001, from $1.44 billion in 2000. This increase is attributable to competitive rate and product offerings by Alabama National and successful marketing efforts. Average Federal funds purchased and securities sold under agreements to repurchase increased $83.1 million, or 53.2%, to $239.3 million in 2001, from $156.2 million in 2000, due in part, to additional liquidity provided by downstream correspondent banks. Average short-term borrowings decreased by $22.2 million, or 34.1%, to $42.9 million in 2001, compared to $65.0 million in 2000. Average long-term borrowings increased $71.7 million, to $168.9 million in 2001, from $97.2 million in 2000. The increase in the combined short and long-term average debt outstanding is due to utilizing more borrowing programs offered to Alabama National's Federal Home Loan Bank member subsidiaries.

Deposits

Average total deposits increased $175.6 million, or 10.5%, to $1.85 billion during 2001, from $1.68 billion during 2000. At December 31, 2001, total deposits were $2.07 billion, compared with $1.81 billion at December 31, 2000. Of this $259.7 million increase in deposits, approximately $175.5 million were added as a result of the acquisition of Farmers National Bank of Opelika.

The following table sets forth the deposits of Alabama National by category at the dates indicated.

DEPOSITS

(Amounts in thousands, except percentages)

	December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Demand	$ 306,319	14.82%	$ 244,400	13.52%	$ 227,442	14.87%	$ 245,955	18.29%	$ 189,973	15.95%
NOW	384,355	18.60	290,471	16.07	224,037	14.65%	193,196	14.36	160,686	13.49
Savings and money market	373,309	18.06	312,886	17.31	315,291	20.62%	317,188	23.58	308,238	25.88
Time less than $100,000	668,819	32.36	659,370	36.50	525,788	34.38%	429,174	31.91	400,071	33.60
Time greater than $100,000	333,957	16.16	299,968	16.60	236,693	15.48%	159,504	11.86	131,972	11.08
Total deposits	$2,066,759	100.00%	$1,807,095	100.00%	$1,529,251	100.00%	$1,345,017	100.00%	$1,190,940	100.00%

Core deposits, which exclude time deposits of $100,000 or more, provide for a relatively stable funding source that supports earning assets. Alabama National's core deposits totaled $1.73 billion, or 83.8%, of total deposits at December 31, 2001, and totaled $1.51 billion, or 83.4%, of total deposits at December 31, 2000.

Deposits, in particular core deposits, have historically been Alabama National's primary source of funding and have enabled Alabama National to meet successfully both short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be Alabama National's primary source of funding in the future, although economic factors could effect this funding source. Alabama National's loan-to-deposit ratio was 95.0% at December 31, 2001, and 94.7% at the end of 2000, and the ratio averaged 97.7% during 2001 and 94.0% during 2000. These increases in Alabama National's loan-to-deposit ratio are due to loan growth exceeding deposit growth in 2001. The maturity distribution of Alabama National's time deposits in excess of $100,000 at December 31, 2001, is shown in the following table.

MATURITIES OF CERTIFICATES OF DEPOSIT AND OTHER TIME DEPOSITS OF $100,000 OR MORE
(Amounts in thousands)

	December 31, 2001						
	Within One Month	After One Through Three Months	After Three Through Six Months	After Six Through Twelve Months	One Through Three Years	Greater Than Three Years	Total
Certificates of deposit of $100,000 or more	$36,165	$43,433	$58,066	$ 92,505	$23,117	$9,206	$262,492
Other time deposits of $100,000 or more	5,690	23,995	5,000	19,212	17,568	—	71,465
Total	$41,855	$67,428	$63,066	$111,717	$40,685	$9,206	$333,957

Approximately 32.8% of Alabama National's time deposits over $100,000 had scheduled maturities within three months. Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Alabama National had $39.0 million in large certificates of deposit obtained through brokers outstanding at December 31, 2001, compared to $87.1 million at December 31, 2000. Alabama National's use of brokered time deposits fluctuates depending upon funding needs and the pricing and maturity structure of brokered deposits versus other funding sources, including in-market time deposits.

Borrowed Funds

Borrowed funds include five broad categories; (i) Federal funds purchased and securities sold under agreements to repurchase, (ii) treasury, tax and loan balances, (iii) Federal Home Loan Bank ("FHLB") borrowings, (iv) borrowings from a third party bank, and (v) proceeds of trust preferred securities. Because of a relatively high loan-to-deposit ratio, the existence and stability of these funding sources are critical to Alabama National's maintenance of short-term and long-term liquidity.

Federal funds purchased and securities sold under agreements to repurchase represent both an input of excess funds from correspondent bank customers of Alabama National as well as a cash management tool offered to corporate customers. At December 31, 2001, these funds totaled $240.1 million, compared with $166.6 million at December 31, 2000. This balance will vary greatly depending on the liquidity of the downstream correspondent banks of Alabama National and the excess cash of its corporate customers.

At December 31, 2001, treasury, tax and loan balances totaled $3.5 million, compared to $0.9 million at December 31, 2000. Alabama National collects tax deposits from customers and is permitted to retain these balances until established collateral limits are exceeded or until the U.S. Treasury withdraws its balances.

Alabama National's average borrowing from a third party bank under a $35 million credit facility ("the Credit Facility") was $28.1 million during 2001, compared with $20.8 million during 2000. As of December 31, 2001, the outstanding balance under the Credit Facility was $16.4 million, leaving a remaining availability under the Credit Facility of $18.7 million. The increased average borrowings under this facility are primarily attributable to the acquisition of two banks during 2001 and the associated merger related expenses. Also, the Farmers National Bancshares, Inc. acquisition allowed Farmers National shareholders the option to receive a portion of their acquisition consideration in cash instead of Alabama National common stock. Alabama National issued approximately $1.1 million to Farmers National shareholders making such election. The Credit Facility bears interest at a rate that varies with LIBOR and is secured by a pledge of stock in the Banks. The Credit Facility is typically renewed on an annual basis and has a current maturity date of May 31, 2002. Alabama National has historically renewed the Credit Facility prior to its due date and anticipates doing so again in 2002.

All of the Banks are members of the FHLB. At December 31, 2001, these Banks had available FHLB lines of $308.7 million, under which $246.0 million was outstanding, including advances classified as short-term of $52.0 million and advances classified as long-term of $194.0 million. This compares to borrowings of $147.7 million at December 31, 2000, of which $64.0 million was short-term and $83.7 million was long-term. The increase borrowings from the FHLB is attributable to the continued increase in interest bearing assets of Alabama National, as other funding sources such as deposit liabilities were unable to support such growth.

On December 18, 2001, Alabama National, through its wholly owned subsidiary, Alabama National Statutory Trust I, issued Floating Rate Capital Securities, commonly known as trust preferred securities, in the principal amount of $15.0 million. The securities pay distributions at a rate that varies with LIBOR. They are classified as long-term debt for the financial statements but are included as capital for regulatory purposes. The net proceeds of the trust preferred securities issued were used to reduce the Company's balance under the Credit Facility.

The following table sets forth, for the periods indicated, the principal components of borrowed funds.

BORROWED FUNDS
(Amounts in thousands, except percentages)

	December 31,		
	2001	2000	1999
Federal funds purchased and securities sold under agreements to repurchase:			
Balance at end of period	$240,060	$166,580	$133,733
Average balance outstanding	239,293	156,204	147,621
Maximum outstanding at any month's end	319,333	183,749	178,485
Weighted average interest rate at period-end	1.56%	5.85%	5.05%
Weighted average interest rate during the period	3.63	5.96	4.97
Treasury, tax and loan:			
Balance at end of period	$ 3,490	$ 900	$ 6,199
Average balance outstanding	1,263	1,882	2,414
Maximum outstanding at any month's end	3,490	4,932	6,199
Weighted average interest rate at period-end	1.29%	5.63%	5.00%
Weighted average interest rate during the period	3.25	6.16	4.18
Notes Payable:			
Balance at end of period	$ 16,350	$ 27,439	$ 16,389
Average balance outstanding	28,081	20,842	13,410
Maximum outstanding at any month's end	30,100	27,439	16,389
Weighted average interest rate at period-end	2.68%	7.41%	7.21%
Weighted average interest rate during the period	4.82	7.33	6.09
Short-term advances from the Federal Home Loan Bank:			
Balance at end of period	$ 52,000	$ 64,000	$ 8,000
Average balance outstanding	13,506	42,297	12,540
Maximum outstanding at any month's end	67,000	77,000	38,000
Weighted average interest rate at period-end	2.16%	5.84%	5.80%
Weighted average interest rate during the period	3.31	6.80	4.99
Long-term advances from the Federal Home Loan Bank:			
Balance at end of period	$194,000	$ 83,700	$123,700
Average balance outstanding	168,116	96,898	58,150
Maximum outstanding at any month's end	194,000	123,700	123,700
Weighted average interest rate at period-end	3.83%	5.99%	5.30%
Weighted average interest rate during the period	4.99	5.75	5.18
Trust preferred securities:			
Balance at end of period	$ 15,000	$ —	$ —
Average balance outstanding	575,342		
Maximum outstanding at any month's end	15,000		
Weighted average interest rate at period-end	5.60%		
Weighted average interest rate during the period	5.60		
Capital leases:			
Balance at end of period	$ 77	$ 197	$ 266
Average balance outstanding	165	264	295
Maximum outstanding at any month's end	191	266	324
Weighted average interest rate at period-end	9.55%	9.34%	9.20%
Weighted average interest rate during the period	9.09	9.34	9.15

Capital Resources and Liquidity Management

Capital Resources

Alabama National's stockholder's equity increased by $36.3 million from December 31, 2000, to $207.9 million at December 31, 2001. This increase was attributable to the following (in thousands):

Net income	$28,415
Dividends	(11,003)
Purchase of treasury stock	(663)
Issuance of stock from treasury	372
Changes incidental to merger	(10)
Issuance of stock in purchase business combinations	16,232
Change in unrealized loss on securities available for sale, net of deferred taxes	1,872
Additional paid in capital related to stock based compensation	1,067
Net increase	$36,282

During the third quarter of 2001, the Board of Directors of Alabama National authorized the repurchase of up to 300,000 shares of Alabama National's common stock. As of December 31, 2001, 21,000 shares had been repurchased under this plan.

Under the capital guidelines of their regulators, Alabama National and the Banks are currently required to maintain a minimum risk-based total capital ratio of 8%, with at least 4% being Tier I capital. Tier I capital consists of common stockholders' equity, qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill. In addition, under the guidelines, Alabama National and the Banks must maintain a minimum Tier I leverage ratio of Tier I capital to total assets of at least 3%, but this minimum ratio is typically increased by 100 to 200 basis points for other than the highest rated institutions.

Alabama National exceeded its fully phased-in regulatory capital ratios at December 31, 2001, 2000 and 1999, as set forth in the following table.

ANALYSIS OF CAPITAL
(Amounts in thousands, except percentages)

	December 31,		
	2001	2000	1999
Tier 1 Capital	$ 203,527	$ 158,781	$ 143,191
Tier 2 Capital	25,654	22,368	18,929
Total qualifying capital(1)(2)	$ 229,181	$ 181,149	$ 162,003
Risk-adjusted total assets (including off-balance sheet exposures)	$2,049,456	$1,791,433	$1,514,074
Tier 1 risk-based capital ratio (4.00% required minimum)	9.92%	8.86%	9.46%
Total risk-based capital ratio (8.00% required minimum)	11.17	10.11	10.70
Tier 1 leverage ratio (4.00% required minimum)	7.61	6.83	7.23

(1) Does not include $2,865,000 and $182,000 of the Company's allowance for loan losses at December 31, 2001 and 1999, respectively, in excess of 1.25% of risk-adjusted total assets.

(2) Does not include capital of an unconsolidated subsidiary at December 31, 1999.

Each of the Banks is required to maintain risk-based and leverage ratios similar to those required for Alabama National. Each of the Banks exceeded these regulatory capital ratios at December 31, 2001, as set forth in the following table:

BANK CAPITAL RATIOS

	Tier 1 Risk Based	Total Risk Based	Tier 1 Leverage
Alabama National BanCorporation	9.92%	11.17%	7.61%
National Bank of Commerce of Birmingham	10.60	11.83	7.72
Alabama Exchange Bank	13.42	14.67	7.36
Bank of Dadeville	11.69	12.94	8.17
Citizens & Peoples Bank, N.A.	8.85	10.10	6.90
Community Bank of Naples, N.A.	8.85	10.10	6.91
First American Bank	9.73	10.98	9.69
First Citizens Bank	13.67	14.86	7.17
First Gulf Bank	10.12	11.37	7.21
Georgia State Bank	11.12	12.28	6.88
Public Bank	9.88	11.06	7.97
Peoples State Bank of Groveland	10.25	11.50	7.35
Required minimums	4.00	8.00	4.00

Liquidity Management

Liquidity management involves monitoring Alabama National's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of an entity to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities.

Without proper liquidity management, Alabama National will not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

Increased liquidity in typical interest rate environments often involves decreasing profits by investing in earning assets with shorter maturities. Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of certain securities within the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control.

Assets included in Alabama National's Consolidated Statements of Condition contribute to liquidity management. Federal funds sold and securities purchased under agreements to resell, Alabama National's primary source of liquidity, averaged $46.6 million during 2001 and was $32.2 million at December 31, 2001, and averaged $41.9 million during 2000 and was $30.3 million at December 31, 2000. If required in short-term liquidity management, these assets could be converted to cash immediately. Cash received from the repayment of investment securities and loans provides a repetitive source of cash that contributes to liquidity management. Unpledged securities, with a carrying value of approximately $157.8 million at December 31, 2001, provide Alabama National an opportunity to generate cash by, 1) providing additional collateral by selling securities under agreements to repurchase, 2) providing collateral to obtain public funds or 3) providing collateral to borrow directly from the Federal Reserve Bank or the Federal Home Loan Bank. *See* ''Earning Assets —*Loans*'' and ''Earning Assets—*Securities.*''

Liquidity can also be managed using liabilities included in Alabama National's Consolidated Statement of Condition, such as Federal funds purchased and securities sold under agreements to repurchase and short-term borrowing. Combined Federal funds purchased and securities sold under agreements to repurchase, treasury, tax and loan, and short-term borrowings averaged $282.1 million during 2001 and were $311.9 million at December 31, 2001, and averaged

$221.2 million during 2000 and were $258.9 million at December 31, 2000. Overnight borrowing lines with upstream correspondent banks, $125.7 million at December 31, 2001, of which $85.7 million was unused, provide additional sources of liquidity to Alabama National on an unsecured basis. The Federal Home Loan Bank provides secured and unsecured credit lines to all of Alabama National's Banks totaling approximately $308.7 million. At December 31, 2001, advances under these lines totaled $246.0 million, including $52.0 million classified as short-term and $194.0 million classified as long-term. Long-term liquidity needs are met through Alabama National's deposit base (approximately 83.8% of Alabama National's deposits at December 31, 2001, are considered core deposits), and the repayment of loans and other investments as they mature. Alabama National is able to manage its long-term liquidity needs by adjusting the rates it pays on longer-term deposits and the amount and mix of longer-term investments in its portfolio.

One of the Banks, NBC, has pledged approximately $205.1 million in loans to the Federal Reserve Bank of Atlanta as collateral for a discount window credit facility, which management views as a backup liquidity facility. At December 31, 2001, NBC had access to approximately $145.4 million under this facility, with no outstanding borrowings.

Alabama National, as a stand-alone corporation, has more limited access to liquidity sources than its Banks and depends on dividends from its subsidiaries as its primary source of liquidity. Alabama National's liquidity is diminished by required payments on its outstanding short-term debt and trust preferred securities. The ability of its subsidiaries to pay dividends is subject to general regulatory restrictions, which may, but are not expected to, have a material negative impact on the liquidity available to Alabama National. (See Note 16 to the Alabama National's Consolidated Financial Statements included in this Annual Report.) If circumstances warrant, Alabama National's short-term liquidity needs can also be met by additional borrowings of approximately $18.7 million representing the unused portion of Alabama National's credit facility with an unrelated bank. *See* "Deposits and Other Interest-Bearing Liabilities—*Borrowed Funds.*"

Contractual Obligations

Alabama National has contractual obligations to make future payments on debt and lease agreements. Long-term debt, capital leases and trust preferred securities are reflected on the consolidated statements of financial condition, whereas, operating lease obligations for office space and equipment are not recorded on the consolidated statements of financial condition. These types of obligations are more fully discussed in Notes 8 and 9 of the consolidated financial statements. Total contractual obligations of Alabama National as of December 31, 2001, are as follows.

CONTRACTUAL OBLIGATIONS
(Amounts in thousands)

	As of December 31, 2001				
	Due in 1 year or less	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years	Total
Long-term debt and capital leases	$ 204	$35,419	$10,008	$149,000	$194,631
Trust preferred securities	—	—	—	15,000	15,000
Operating lease obligations	1,823	3,642	3,454	18,110	27,029
Total contractual obligations	$2,027	$39,061	$13,462	$182,110	$236,660

Credit Extension Commitments

Many of Alabama National's lending relationships, including those with commercial and consumer customers, contain both funded and unfunded elements. The unfunded component of these commitments is not recorded on Alabama National's consolidated statements of financial condition. These commitments are more fully discussed in Note 10 of the consolidated financial statements. The table below summarizes the total unfunded credit extension, or off-balance sheet, commitment amounts by expiration date.

CREDIT EXTENSION COMMITMENTS
(Amounts in thousands)

	As of December 31, 2001				
	Due in 1 year or less	Due after 1 year through 3 years	Due after 3 years through 5 years	Due after 5 years	Total
Unfunded lines	$309,655	$83,744	$28,721	$80,139	$502,259
Letters of credit	8,763	7,615	—	—	16,378
Total credit extension commitments	$318,418	$91,359	$28,721	$80,139	$518,637

Accounting Rule Changes

Business Combinations and Goodwill and Other Intangibles

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, *Business Combinations* ("Statement 141"), and No. 142, *Goodwill and Other Intangible Assets* ("Statement 142"). Statement 141 supercedes Accounting Principles Board Opinion (APB) No. 16, Business Combinations. The provisions of Statement 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. Statement 141 also requires that upon adoption of Statement 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. Statement 142 supercedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. Statement 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of Statement 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

The provisions of the Standards also apply to equity-method investments made before and after June 30, 2001. Statement 141 requires that the unamortized deferred credit related to an excess over cost arising from an investment that was accounted for using the equity method (equity-method negative goodwill), and that was acquired before July 1, 2001, must be written-off immediately and recognized as the cumulative effect of a change in accounting principle. Equity-method negative goodwill arising from equity investments made after June 30, 2001 must be written-off immediately and recorded as on extraordinary gain, instead of being deferred and amortized. Statement 142 prohibits amortization of the excess of cost over the underlying equity in the assets of an equity-method investee that is recognized as goodwill.

Alabama National will adopt the provisions of Statement 142 in its first quarter ended March 31, 2002. Alabama National is in the process of preparing for its adoption of Statement 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. In connection with the adoption of Statement 142, Alabama National does not expect to reclassify any balances between goodwill and other intangible assets. Alabama National expects that it will no longer record approximately $506,000 of amortization expense relating to existing goodwill and indefinite-lived intangibles. Alabama National will also evaluate the useful lives assigned to its intangible assets and does not anticipate any changes to the useful lives currently assigned.

Statement 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, Statement 142 allows a company six months from the date of adoption to complete the first step. Alabama National expects to complete the first step of the goodwill impairment test during the first quarter of 2002. The second step of the goodwill impairment test measures the amount of impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by December 31, 2002. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process, which compares the fair value to the carrying amount of the assets as of the beginning of the fiscal year, and pursuant to the requirements of Statement 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. Alabama National has not yet determined what effect these impairment tests will have on earnings and financial position.

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—A Replacement of FASB Statement No. 125

Effective January 1, 2001, Alabama National adopted Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—A Replacement of FASB Statement No. 125* (''Statement 140''). Statement 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of Statement 140 did not have a material impact on Alabama National's financial statements since the Company has not entered into any securitization or asset transfer transactions.

Derivative Investments and Hedging Activities

Effective January 1, 2001, Alabama National adopted Statement of Financial Standard No. 133, *Accounting for Derivative Instruments and Hedging Activities,* (''Statement 133''). Statement 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative instrument as a hedging instrument. Statement 133 generally provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of (a) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (b) the earnings effect of the hedged forecasted transaction. Statement 133, as amended by Statement of Financial Accounting Standards No. 137, *Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of SFAS No. 133,* and by Statement of Financial Accounting Standards No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities—An Amendment of SFAS No. 133,* is effective for fiscal years beginning after June 15, 2000, and is effective for interim periods in the initial year of adoption. Alabama National's derivative activities at December 31, 2001 relate solely to the interest rate lock commitments (IRLCs), which Alabama National has entered into with certain customers for specific short-term periods of time. These IRLCs relate to prospective mortgage loans, which Alabama National originates and then immediately transfers to secondary mortgage servicers. The transfer of these IRLCs allows Alabama National to pass financial risk associated with potential changes in interest rates on to secondary mortgage servicers. Alabama National also reduces its financial risk associated with mortgage lending by utilizing ''best efforts'' agreements with secondary mortgage servicers. These arrangements relieve Alabama National of its obligation to deliver if a mortgage loan fails to close. The adoption of Statement 133 did not have a material impact on the financial position or results of operations of Alabama National, as of and for the period ended December 31, 2001.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as Alabama National and its subsidiaries are primarily monetary in nature. Therefore, interest rates have a more significant effect on Alabama

National's performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Management seeks to manage the relationships between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation. See "Interest Sensitivity and Market Risk."

Industry Developments

Certain recently enacted and proposed legislation could have an effect on both the costs of doing business and the competitive factors facing the financial institutions industry. Alabama National is unable at this time to assess the impact of this legislation on its financial condition or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is contained in Item 7 herein under the heading "Interest Sensitivity and Market Risk".

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements and Financial Statement Schedules of Alabama National BanCorporation and subsidiaries listed in ITEM 14(a) have been included in this Annual Report beginning at page F-1 and should be referred to in their entirety. The Supplementary Financial Information required by Item 302 of Regulation S-K is set forth below.

SELECTED QUARTERLY FINANCIAL DATA
(Amounts in thousands, except per share data)
(Unaudited)

	2001 Quarters				2000 Quarters			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Summary of Operations:								
Interest income	$ 45,825	$ 45,207	$ 44,885	$ 43,620	$ 38,259	$ 41,396	$ 44,669	$ 46,898
Interest expense	25,486	24,054	22,344	18,509	19,111	21,393	24,220	26,263
Net interest income	20,339	21,153	22,541	25,111	19,148	20,003	20,449	20,635
Provision for loan losses	593	701	919	1,733	566	697	490	753
Securities gains (losses)	—	—	91	155	—	—	1	(120)
Noninterest income	11,807	11,408	11,644	13,602	7,794	7,825	8,358	9,489
Noninterest expense	22,959	21,689	22,349	25,261	17,761	18,095	18,796	19,485
Net income	5,843	6,976	7,508	8,088	5,956	6,218	6,556	6,788
Dividends on common stock	2,712	2,722	2,729	2,840	2,324	2,324	2,320	2,321
Per Common Share Data:								
Book Value	$ 15.07	$ 15.44	$ 15.97	$ 16.84	$ 12.66	$ 12.91	$ 13.75	$ 14.56
Tangible book value	13.93	14.33	14.88	15.31	11.77	12.02	12.51	13.34
Net income (diluted)	0.49	0.58	0.62	0.66	0.50	0.52	0.55	0.57
Dividends declared	0.23	0.23	0.23	0.23	0.21	0.21	0.21	0.21
Balance Sheet Highlights								
At Period-End:								
Total assets	$2,516,285	$2,593,867	$2,653,918	$2,843,467	$2,094,382	$2,179,112	$2,308,946	$2,358,285
Securities(1)	410,509	428,430	470,919	567,688	368,114	358,338	352,243	386,059
Loans held for sale	27,438	21,197	17,582	36,554	7,478	7,126	8,761	5,226
Loans, net of unearned income	1,725,746	1,787,168	1,829,925	1,964,169	1,465,540	1,568,132	1,684,777	1,710,810
Allowance for loan losses	22,798	23,277	23,371	28,519	19,639	20,271	22,051	22,368
Deposits	1,879,309	1,868,452	1,868,934	2,066,759	1,626,819	1,642,669	1,806,765	1,807,095
Short-term debt	33,000	30,000	34,600	68,350	24,389	92,389	80,589	91,439
Long-term debt	147,906	159,185	189,104	209,631	123,986	80,968	78,948	83,926
Stockholders' equity	177,766	182,729	189,480	207,886	149,448	151,973	162,055	171,604

(1) Does not include trading securities.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item regarding Executive Officers is included in Part I of this Form 10-K under the caption ''Executive Officers of the Registrant'' in accordance with Instruction 3 of the Instructions to Paragraph (b) of Item 401 of Regulation S-K.

The information required by this Item regarding directors is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Alabama National's definitive Proxy Statement for the 2002 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 11. COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Alabama National's definitive Proxy Statement for the 2002 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Alabama National's definitive Proxy Statement for the 2002 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from Alabama National's definitive Proxy Statement for the 2002 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a)(1)and (2) and (d)—**Financial Statements and Financial Statement Schedules.**

Financial Statements: The Consolidated Financial Statements of Alabama National and its subsidiaries, included herein (beginning on page F-1), are as follows:

Report of Independent Auditors—PricewaterhouseCoopers LLP

Consolidated Statements of Condition—December 31, 2001 and 2000

Consolidated Statements of Income—Years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Changes in Stockholders' Equity—Years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows—Years ended December 31, 2001, 2000 and 1999

Notes to Consolidated Financial Statements

Financial Statement Schedules: All schedules to the consolidated financial statements required by Article 9 of Regulation S-X are inapplicable and therefore have been omitted.

(b) **Reports on Form 8-K.**

None.

(c) **Exhibits.**

The exhibits listed on the exhibit index on page 50 of this Form 10-K are filed herewith or are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this the 13th day of March, 2002.

ALABAMA NATIONAL BANCORPORATION

By: /s/ JOHN H. HOLCOMB, III
John H. Holcomb, III,
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ JOHN H. HOLCOMB, III John H. Holcomb, III	Chairman and Chief Executive Officer (principal executive officer)	March 13, 2002
/s/ VICTOR E. NICHOL, JR. Victor E. Nichol, Jr.	Vice Chairman and Director	March 13, 2002
/s/ RICHARD MURRAY, IV Richard Murray, IV	President and Chief Operating Officer	March 13, 2002
/s/ WILLIAM E. MATTHEWS, V William E. Matthews, V	Executive Vice President and Chief Financial Officer	March 13, 2002
/s/ SHELLY S. WILLIAMS Shelly S. Williams	Senior Vice President and Controller (principal accounting officer)	March 13, 2002
/s/ W. RAY BARNES W. Ray Barnes	Director	March 14, 2002
/s/ T. MORRIS HACKNEY T. Morris Hackney	Director	March 13, 2002
/s/ JOHN D. JOHNS John D. Johns	Director	March 15, 2002
/s/ JOHN J. MCMAHON, JR. John J. McMahon, Jr.	Director	March 13, 2002
/s/ C. PHILLIP MCWANE C. Phillip McWane	Director	March 14, 2002
/s/ DRAYTON NABERS, JR. Drayton Nabers, Jr.	Director	March 15, 2002

Name	Title	Date
/s/ G. RUFFNER PAGE, JR. G. Ruffner Page, Jr.	Director	March 14, 2002
/s/ W. STANCIL STARNES W. Stancil Starnes	Director	March 15, 2002
/s/ WILLIAM D. MONTGOMERY William D. Montgomery	Director	March 15, 2002
/s/ DAN M. DAVID Dan M. David	Vice Chairman and Director	March 12, 2002
/s/ C. LLOYD NIX C. Lloyd Nix	Director	March 15, 2002
/s/ WILLIAM E. SEXTON William E. Sexton	Director	March 13, 2002
/s/ JOHN V. DENSON John V. Denson	Director	March 12, 2002

EXHIBIT INDEX

Exhibit Number	Description	Reference
3.1	Certificate of Incorporation	(1)
3.1A	Certificate of Amendment of Certificate of Incorporation	(2)
3.1B	Certificate of Merger filed with the Secretary of State of the State of Delaware on December 29, 1995	(4)
3.1C	Certificate of Amendment of Certificate of Incorporation	(8)
3.2	Bylaws	(1)
4.1	Provisions of the Certificate of Incorporation and the Bylaws of Alabama National BanCorporation which Define the Rights of Security holders	(1)
10.1	Alabama National BanCorporation 1994 Stock Option Plan	(1)
10.2	Form of Stock Option Agreement utilized in connection with the 1994 Stock Option Plan	(2)
10.3	Commerce Bankshares, Inc. Long Term Incentive Compensation Plan	(3)
10.3A	Form of Incentive Stock Option Agreement	(3)
10.3B	Form of Restricted Stock Agreement	(3)
10.4	Lease Agreement dated June 1, 2000 between Woodward Properties, LLP and NBC	(15)
10.5	NBC Pension Plan (amended and restated effective January 1, 1997)	(12)
10.6	Credit Agreement between Alabama National BanCorporation and AmSouth Bank of Alabama dated as of December 29, 1995 relating to a $23,000,000 Revolving Loan	(4)
10.6A	Promissory Note between Alabama National BanCorporation and AmSouth Bank of Alabama dated as of December 29, 1995 relating to a $23,000,000 Revolving Loan	(4)
10.6B	Pledge Agreement between Alabama National BanCorporation and AmSouth Bank of Alabama dated as of December 29, 1995 relating to a $23,000,000 Revolving Loan	(4)
10.6C	First Amendment to Credit Agreement between Alabama National BanCorporation and AmSouth Bank dated February 10, 1997	(6)
10.6D	Second Amendment to Credit Agreement between Alabama National BanCorporation and AmSouth Bank dated January 19, 1998	(7)
10.6E	Third Amendment to Credit Agreement between Alabama National BanCorporation and AmSouth Bank dated June 23, 1999	(11)
10.6F	Fourth Amendment to Credit Agreement between Alabama National BanCorporation and AmSouth Bank dated June 20, 2000	(14)
10.6G	Fifth Amendment to Credit Agreement between Alabama National BanCorporation and AmSouth Bank dated May 31, 2001	(18)
10.7	Second Amendment and Restatement of the Alabama National BanCorporation Performance Share Plan	(13)
10.8	Alabama National BanCorporation Deferred Compensation Plan for Directors Who Are Not Employees of the Company	(5)
10.9	First American Bancorp Stock Option Plan dated October 20, 1992	(7)

Exhibit Number	Description	Reference
10.10	First American Bancorp 1994 Stock Option Plan	(7)
10.11	First American Bancorp Non-Qualified Stock Option Agreement with Dan M. David dated March 7, 1997	(7)
10.12	Alabama National BanCorporation 1999 Long-Term Incentive Plan	(12)
10.13	Agreement and Plan of Merger dated as of October 10, 2000 between Alabama National BanCorporation and Peoples State Bank of Groveland	(9)
10.14	Agreement and Plan of Merger dated as of September 6, 2001 between Alabama National BanCorporation and Farmers National Bancshares, Inc.	(19)
10.15	Promissory Note dated April 15, 1999 executed by John R. Bragg in favor of Alabama National BanCorporation in the principal amount of $107,871.00	(10)
10.16	Promissory Note dated April 15, 2000 executed by John R. Bragg in favor of Alabama National BanCorporation in the principal amount of $19,800.00	(16)
10.17	Pledge Agreement dated April 15, 1999 between John R. Bragg and Alabama National BanCorporation	(10)
10.18	Promissory Note dated April 15, 1999 executed by John H. Holcomb, III in favor of Alabama National BanCorporation in the principal amount of $93,747.00	(10)
10.19	Promissory Note dated April 15, 2000 executed by John H. Holcomb, III in favor of Alabama National BanCorporation in the principal amount of $83,400.00	(16)
10.20	Pledge Agreement dated April 15, 1999 between John H. Holcomb, III and Alabama National BanCorporation	(10)
10.21	Promissory Note dated April 15, 1999 executed by William E. Matthews, V in favor of Alabama National BanCorporation in the principal amount of $109,570.00	(10)
10.22	Promissory Note dated April 15, 2000 executed by William E. Matthews, V in favor of Alabama National BanCorporation in the principal amount of $28,000.00	(16)
10.23	Pledge Agreement dated April 15, 1999 between William E. Matthews, V and Alabama National BanCorporation	(10)
10.24	Promissory Note dated April 15, 1999 executed by Richard Murray, IV in favor of Alabama National BanCorporation in the principal amount of $111,739.00	(10)
10.25	Promissory Note dated April 15, 2000 executed by Richard Murray, IV in favor of Alabama National BanCorporation in the principal amount of $29,400.00	(16)
10.26	Pledge Agreement dated April 15, 1999 between Richard Murray, IV and Alabama National BanCorporation	(10)
10.27	Promissory Note dated April 15, 1999 executed by Victor E. Nichol, Jr. in favor of Alabama National BanCorporation in the principal amount of $99,558.00	(10)
10.28	Promissory Note dated April 15, 2000 executed by Victor E. Nichol, Jr. in favor of Alabama National BanCorporation in the principal amount of $23,360.00	(16)

Exhibit Number	Description	Reference
10.29	Pledge Agreement dated April 15, 1999 between Victor E. Nichol, Jr. and Alabama National BanCorporation	(10)
10.30	Alabama National BanCorporation Employee Capital Accumulation Plan (amended and restated effective January 1, 2000)	(12)
10.31	Non-Qualified Option Agreement dated as of January 1, 2000 between John R. Bragg and Alabama National BanCorporation	(16)
10.32	Non-Qualified Option Agreement dated as of January 1, 2000 between John H. Holcomb, III and Alabama National BanCorporation	(16)
10.33	Non-Qualified Option Agreement dated as of January 1, 2000 between William E. Matthews, V and Alabama National BanCorporation	(16)
10.34	Non-Qualified Option Agreement dated as of January 1, 2000 between Richard Murray, IV and Alabama National BanCorporation	(16)
10.35	Non-Qualified Option Agreement dated as of January 1, 2000 between Dan M. David and Alabama National BanCorporation	(16)
10.36	Non-Qualified Option Agreement dated as of January 1, 2000 between Victor E. Nichol, Jr. and Alabama National BanCorporation	(16)
10.37	Non-Qualified Option Agreement dated as of January 1, 2000 between Shelly S. Williams and Alabama National BanCorporation	(16)
10.38	Employment Continuation Agreement dated as of September 21, 2000 between John R. Bragg and Alabama National BanCorporation	(16)
10.39	Employment Continuation Agreement dated as of September 21, 2000 between John H. Holcomb, III and Alabama National BanCorporation	(16)
10.40	Employment Continuation Agreement dated as of September 21, 2000 between William E. Matthews, V and Alabama National BanCorporation	(16)
10.41	Employment Continuation Agreement dated as of September 21, 2000 between Richard Murray, IV and Alabama National BanCorporation	(16)
10.42	Employment Continuation Agreement dated as of September 21, 2000 between Victor E. Nichol, Jr. and Alabama National BanCorporation	(16)
10.43	Employment Continuation Agreement dated as of September 21, 2000 between Dan M. David and Alabama National BanCorporation	(16)
10.44	Alabama National BanCorporation Plan for the Deferral of Compensation by Key Employees	(17)
10.45	The Farmers National Bank of Opelika Key Personnel Stock Option Plan, effective date— October 28, 1992	(20)
10.46	Second Amendment and Restatement of the Alabama National BanCorporation Annual Incentive Plan	(20)

Exhibit Number	Description	Reference
10.47	Amended and Restated Deed of Trust among State Street Bank and Trust Company of Connecticut, N.A., Alabama National BanCorporation, and others dated December 18, 2001	(20)
10.48	Indenture dated December 18, 2001 between Alabama National BanCorporation and State Street Bank and Trust Company of Connecticut, N.A.	(20)
10.49	Guaranty Agreement dated December 18, 2001 between Alabama National BanCorporation and State Street Bank and Trust Company of Connecticut, N.A.	(20)
11.1	Statement regarding Computation of Per Share Earnings	(20)
21.1	Subsidiaries of Alabama National BanCorporation	(20)
23.1	Consent of PricewaterhouseCoopers L.L.P.	(20)

(1) Filed as an Exhibit to Alabama National's Annual Report on Registration Statement on Form S-1 (Registration No. 33-83800) and incorporated herein by reference.

(2) Filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference.

(3) Filed as an Exhibit to Alabama National's Registration Statement on Form S-4 (Registration No. 33-97152) and incorporated herein by reference.

(4) Filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference.

(5) Filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

(6) Filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and incorporated herein by reference.

(7) Filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.

(8) Filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.

(9) Filed as Appendix A to Alabama National's Registration Statement on Form S-4 (Registration No. 333-51448) and incorporated herein by reference.

(10) Filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated herein by reference.

(11) Filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.

(12) Filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

(13) Filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.

(14) Filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.

(15) Filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference.

(16) Filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.

(17) Filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.

(18) Filed as an Exhibit to Alabama National's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.

(19) Filed as Appendix A to Alabama National's Registration Statement on Form S-4 (Registration No. 333-71256) and incorporated herein by reference.

(20) Filed as an Exhibit to Alabama National's Annual Report on Form 10-K for the year ended 2001.

Alabama National BanCorporation and Subsidiaries

Consolidated Financial Statements

December 31, 2001 and 2000 and the

Three Years Ended December 31, 2001

[This page intentionally left blank.]

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
Alabama National BanCorporation

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Alabama National BanCorporation and its subsidiaries (the Company) at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

January 17, 2002

ALABAMA NATIONAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000
(in thousands, except share data)

	2001	2000
ASSETS		
Cash and due from banks	$ 78,262	$ 80,476
Interest-bearing deposits in other banks	10,813	7,630
Investment securities (market value $234,808 and $61,485 for 2001 and 2000, respectively)	234,766	60,762
Securities available for sale	332,922	325,297
Trading securities	1,341	577
Federal funds sold and securities purchased under agreements to resell	32,241	30,260
Loans held for sale	36,554	5,226
Loans	1,966,631	1,711,896
Unearned income	(2,462)	(1,086)
Loans, net of unearned income	1,964,169	1,710,810
Allowance for loan losses	(28,519)	(22,368)
Net loans	1,935,650	1,688,442
Property, equipment and leasehold improvements, net	60,821	52,047
Intangible assets, net	18,875	14,347
Cash surrender value of life insurance	53,171	44,473
Receivables from investment division customers	16,551	7,745
Other assets	31,500	41,003
	$2,843,467	$2,358,285
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest bearing	$ 306,319	$ 244,400
Interest bearing	1,760,440	1,562,695
Total deposits	2,066,759	1,807,095
Federal funds purchased and securities sold under agreements to repurchase	240,060	166,580
Treasury, tax and loan accounts	3,490	900
Accrued expenses and other liabilities	30,863	31,173
Payable for securities purchased for investment division customers	16,428	5,568
Short-term borrowings	68,350	91,439
Long-term debt	209,631	83,926
Total liabilities	2,635,581	2,186,681
Commitments and contingencies *(see Notes 9 and 10)*		
Stockholders' equity:		
Common stock, $1 par; 17,500,000 shares authorized; 12,424,544 and 11,921,628 shares issued at December 31, 2001 and 2000, respectively	12,425	11,922
Additional paid-in capital	103,624	86,115
Retained earnings	92,866	77,812
Treasury stock at cost, 77,476 and 136,099 shares at December 31, 2001 and 2000, respectively	(2,087)	(3,431)
Accumulated other comprehensive income (loss), net of tax	1,058	(814)
Total stockholders' equity	207,886	171,604
	$2,843,467	$2,358,285

The accompanying notes are an integral part of these financial statements.

ALABAMA NATIONAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2001, 2000 and 1999
(in thousands, except share data)

	2001	2000	1999
Interest income:			
Interest and fees on loans	$147,922	$143,664	$109,063
Interest on securities	29,055	24,499	20,983
Interest on deposits in other banks	510	214	110
Interest on trading securities	119	124	356
Interest on federal funds sold	1,931	2,721	2,594
Total interest income	179,537	171,222	133,106
Interest expense:			
Interest on deposits	71,412	71,570	50,391
Interest on federal funds purchased	8,696	9,305	7,343
Interest on short and long-term borrowings	10,285	10,112	4,573
Total interest expense	90,393	90,987	62,307
Net interest income	89,144	80,235	70,799
Provision for loan losses	3,946	2,506	2,107
Net interest income after provision for loan losses	85,198	77,729	68,692
Noninterest income:			
Securities gains (losses)	246	(119)	196
Gain (loss) on disposition of assets	84	(19)	262
Service charges on deposit accounts	9,497	8,304	8,011
Investment services income	13,717	5,867	6,624
Securities brokerage and trust income	8,800	7,692	5,897
Gain on origination and sale of mortgages	7,431	3,531	3,993
Insurance commissions	2,126	2,099	1,068
Bank owned life insurance	2,412	2,080	1,543
Gain on pension curtailment	—	—	819
Other	4,394	3,912	2,903
Total noninterest income	48,707	33,347	31,316
Noninterest expense:			
Salaries and employee benefits	45,329	39,017	34,970
Commission based compensation	12,868	5,566	4,376
Occupancy and equipment expense	9,722	8,906	7,884
Other	24,314	20,622	18,630
Total noninterest expense	92,233	74,111	65,860
Income before provision for income taxes and minority interest in earnings of consolidated subsidiaries	41,672	36,965	34,148
Provision for income taxes	13,232	11,421	10,817
Income before minority interest in earnings of consolidated subsidiaries	28,440	25,544	23,331
Minority interest in earnings of consolidated subsidiaries	25	26	25
Net income available for common shares	$ 28,415	$ 25,518	$ 23,306
Net income per common share (basic)	$ 2.40	$ 2.16	$ 1.97
Weighted average common shares outstanding (basic)	11,853	11,792	11,814
Net income per common share (diluted)	$ 2.34	$ 2.13	$ 1.94
Weighted average common and common equivalent shares outstanding (diluted)	12,141	11,973	12,008

The accompanying notes are an integral part of these financial statements.

ALABAMA NATIONAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2001, 2000 and 1999
(in thousands, except share data)

	2001	2000	1999
Net income	$28,415	$25,518	$23,306
Other comprehensive income (loss):			
Unrealized gains (losses) on securities available for sale arising during the period	3,100	8,897	(11,531)
Less: Reclassification adjustment for net gains included in net income	246	(119)	196
Other comprehensive income (loss), before taxes	2,854	9,016	(11,727)
Provision for (benefit from) income taxes related to items of other comprehensive income (loss)	982	3,048	(3,999)
Other comprehensive income (loss)	1,872	5,968	(7,728)
Comprehensive income	$30,287	$31,486	$15,578

The accompanying notes are an integral part of these financial statements.

ALABAMA NATIONAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2001, 2000 and 1999
(in thousands, except share data)

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP	Treasury Stock	Accumulated Other Comprehensive Income (Loss) Net of Taxes	Total Equity
Balance, December 31, 1998	11,706,295	$11,707	$ 78,687	$47,250	$ (75)		$ 946	$138,515
Net income				23,303				23,303
Common stock dividends declared ($0.72 per share)				(8,243)				(8,243)
Exercise of stock options	94,204	94	643					737
Shares released by ESOP					75			75
Issuance of stock in purchase business combination	121,129	121	2,726					2,847
Purchase of treasury stock at cost						$(3,226)		(3,226)
Change in other comprehensive loss, net of taxes							(7,728)	(7,728)
Balance, December 31, 1999	11,921,628	11,922	82,056	62,310	—	(3,226)	(6,782)	146,280
Net income				25,518				25,518
Common stock dividends declared ($0.84 per share)				(9,664)				(9,664)
Exercise of stock options				(348)		383		35
Stock based compensation			4,059	(4)				4,055
Purchase of treasury stock at cost						(588)		(588)
Change in other comprehensive income, net of taxes							5,968	5,968
Balance, December 31, 2000	11,921,628	11,922	86,115	77,812	—	(3,431)	(814)	171,604
Net income				28,415				28,415
Common stock dividends declared ($0.92 per share)				(11,003)				(11,003)
Issuance of stock in purchase business combinations	502,916	503	15,729					16,232
Cash in lieu of fractional shares and other			(10)					(10)
Exercise of stock options and issuance of shares related to deferred compensation plans			667	(2,302)		2,007		372
Stock based compensation			1,123	(56)				1,067
Purchase of treasury stock at cost						(663)		(663)
Change in other comprehensive income, net of taxes							1,872	1,872
Balance, December 31, 2001	12,424,544	$12,425	$103,624	$92,866	$—	$(2,087)	$1,058	$207,886

The accompanying notes are an integral part of these financial statements.

ALABAMA NATIONAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001, 2000 and 1999
(in thousands, except share data)

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 28,415	$ 25,518	$ 23,306
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	3,946	2,506	2,107
Deferred tax (benefit) provision	2,540	2,407	(1,659)
Depreciation and amortization	5,396	4,757	4,157
Loss on disposal of property and equipment	5	3	9
Securities (gain) loss	(246)	119	(196)
(Gain) loss on disposal of other real estate	(12)	7	(81)
Write-down of other real estate owned	249	14	
Income earned on bank owned life insurance	(2,412)	(2,080)	(1,543)
Stock based compensation	1,103	1,425	
Net amortization of securities	(323)	(75)	326
Net (increase) decrease in trading securities	(764)	2,124	2,833
Minority interest in earnings of consolidated subsidiaries	25	26	25
Decrease (increase) in other assets	(1,142)	11,988	(12,703)
Increase (decrease) in other liabilities	9,310	(22,638)	14,556
Other	(19)	(31)	75
Net cash provided by operating activities	46,071	26,070	31,212
Cash flows from investing activities:			
Purchases of investment securities	(242,211)	(50,028)	
Proceeds from calls and maturities of investment securities	70,348	8,887	14,998
Purchases of securities available for sale	(382,780)	(118,734)	(254,825)
Proceeds from sales of securities available for sale	25,001	4,870	6,162
Proceeds from calls and maturities of securities available for sale	397,444	131,855	201,763
Net increase in interest-bearing deposits in other banks	(3,183)	(615)	(5,800)
Net decrease in federal funds sold and securities purchased under agreements to resell	22,743	5,556	22,347
Net increase in loans	(185,686)	(236,904)	(247,766)
Purchases of property, equipment and leasehold improvements	(8,898)	(9,087)	(8,062)
Proceeds from sale of property, equipment and leasehold improvements	57	5	117
Proceeds from sale of other real estate owned	3,205	741	1,885
Costs capitalized on other real estate owned	(180)	(48)	(115)
Cash paid for bank owned life insurance	(1,986)	(9,258)	(60)
Purchase acquisitions, net of cash acquired	7,062	(19,042)	(114)
Net cash used in investing activities	(299,064)	(291,802)	(269,470)

The accompanying notes are an integral part of these financial statements.

ALABAMA NATIONAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

For the Years Ended December 31, 2001, 2000 and 1999
(in thousands)

	2001	2000	1999
Cash flows from financing activities:			
Net increase in deposits	84,177	223,828	184,235
Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	73,480	34,846	(24,728)
Net increase in short and long-term borrowings and capital leases	105,206	19,672	92,773
Exercise of stock options	(408)	63	737
Treasury stock acquired for purchase business combination			(3,226)
Dividends on common stock	(11,003)	(9,668)	(8,243)
Purchase of treasury stock	(663)	(588)	
Other	(10)		
Net cash provided by financing activities	250,779	268,153	241,548
Decrease (increase) in cash and cash equivalents	(2,214)	2,421	3,290
Cash and cash equivalents, beginning of year	80,476	78,055	74,765
Cash and cash equivalents, end of year	$ 78,262	$80,476	$78,055
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 94,105	$89,586	$61,159
Cash paid for income taxes	$ 9,796	$11,495	$13,588
Supplemental schedule of noncash investing activities:			
Foreclosure of other real estate owned	$ 2,465	$ 1,267	$ 1,349
Transfer of property to other real estate owned	$ 465		
(Increase) decrease in unrealized holding (gain) loss on securities available for sale	$ (1,872)	$(5,968)	$ 7,728
Assets acquired and liabilities assumed in merger transactions (Note 2):			
Assets acquired in business combinations	$188,451	$73,659	$ 3,704
Liabilities assumed in business combinations	$177,368	$54,361	$ 721

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Alabama National Bancorporation and Subsidiaries (the Company) provides a full range of banking and bank-related services to individual and corporate customers through its eleven subsidiary banks located in Alabama, Georgia, and Florida.

Basis of Presentation and Principles of Consolidation—The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and with general financial services industry practices. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates—In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the statement of condition dates and revenues and expenses for the periods shown. Actual results could differ from those estimates.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash on hand and due from banks.

Securities—Investment securities are stated at amortized cost as a result of management's ability and intent to hold the securities until maturity. Related premiums are amortized and discounts are accreted on these investments using the effective interest method.

Securities available for sale are those securities intended to be held for an indefinite period of time. The Company may sell these securities as part of its asset/liability strategy in response to changes in interest rates, changes in prepayment risk, or similar factors. Securities available for sale are recorded at market value. Unrealized holding gains and losses on securities classified as available for sale are carried as a separate component of stockholders' equity.

Trading securities, principally obligations of U.S. government agencies, are securities held for sale and are stated at market. Bond purchases and sales are recorded on the trade date. Accounts receivable from and accounts payable to bond customers and dealers are included in other assets and liabilities and represent security transactions entered into for which the securities have not been delivered as of the statement of condition dates. Unrealized holding gains and losses on securities classified as trading are reported in earnings of the period in which they occur.

Gains and losses on the sale of securities are computed using the specific identification method.

Loans and Allowance for Loan Losses—Interest income with respect to loans is accrued on the principal amount outstanding, except for interest on certain consumer loans which is recognized over the term of the loan using a method which approximates level yields.

Certain impaired loans are reported at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collection of principal is unlikely. The allowance is the amount that management believes will be adequate to absorb possible losses on existing loans which may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific loan problems, and current economic conditions which may affect the borrower's ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that the collection of interest is doubtful. Payments received on such loans are applied first to principal until the recoverability of the obligation is assured. Any remaining payments are then allocated as additional reductions of principal and interest income.

Property, Equipment, and Leasehold Improvements—Property, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is principally computed using the straight-line method over the estimated useful life of each type of asset. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases. Maintenance and repairs are expensed as incurred; improvements and betterments are capitalized. When items are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gains or losses are credited or charged to income. Estimated useful lives generally are as follows:

Buildings	5–45 years
Leasehold improvements	10–30 years
Furniture, equipment, and vault	3–30 years

Other Real Estate—Other real estate, primarily property acquired by foreclosure, is capitalized at the lower of fair value less estimated selling costs or cost of the property or loan immediately prior to its classification as other real estate. Other real estate is not depreciated. Losses, representing the difference between the sales price and the carrying value of the property, are recorded immediately, while gains on sales financed by the Company are deferred until the initial and continuing investment by the borrower equals or exceeds specified equity percentages. Gains on all other sales are recorded immediately.

Intangible Assets—Intangible assets consist of the excess of cost over the fair value of net assets of acquired businesses and core deposit assets. The excess of cost over the fair value of net assets of acquired businesses, which totaled approximately $17,919,000 and $13,430,000, and had related accumulated amortization of approximately $3,106,000 and $2,588,000 at December 31, 2001 and 2000, respectively, is being amortized over periods ranging from 15 to 25 years, using either the straight-line or double-declining balance methods of amortization. Core deposit intangibles, which totaled approximately $6,970,000 and $5,786,000 at December 31, 2001 and 2000, respectively, and had related accumulated amortization of approximately $2,908,000 and $2,281,000 at December 31, 2001 and 2000, respectively, are being amortized over seven to ten year periods using either the straight-line or double-declining balance methods of amortization. The carrying value of the excess of cost over net assets of subsidiaries acquired is reviewed if facts and circumstances suggest that it may be impaired. If warranted, analysis, including undiscounted income projections, are made to determine if adjustments to the carrying value or amortization periods are necessary. No such adjustments were required or made during the years ended December 31, 2001, 2000 or 1999.

Software costs—Software costs with a recorded cost of approximately $3,491,000 and $3,487,000 and related accumulated amortization of approximately $2,566,000 and $2,445,000 are included in other assets at December 31, 2001 and 2000, respectively. Amortization expense related to these costs of approximately $338,000, $291,000, and $290,000 was recorded in 2001, 2000, and 1999, respectively.

Income Taxes—Deferred income taxes are provided on all temporary differences between the financial reporting basis and the income tax basis of assets and liabilities.

Stock-Based Employee Compensation—The Company uses a value-based method of accounting for compensation costs. Compensation cost for stock-based employee compensation arrangements is measured at the grant date based on the value of the award and is recognized over the service period. The Company has fully adopted and implemented Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation,* and has recorded compensation costs in accordance with these provisions. As such, no additional pro forma expenses or disclosure requirements exist for the years ended December 31, 2001, 2000 and 1999.

Advertising Costs—The Company expenses the costs of advertising when those costs are incurred.

Collateral Requirements—The Company requires collateral for certain transactions with retail and commercial customers. Specifically, margin loans made for the purpose of borrowing against marketable investment securities generally do not exceed 50% of the total market value of a customer's marginable securities portfolio at the time of the transaction and no more than 70% at anytime thereafter. Repurchase agreements, limited to commercial customers, generally do not exceed the market value of securities used to secure such transactions at the time of the transaction or thereafter. Federal funds sold are made to correspondent banks on an unsecured basis and generally do not exceed limits established for each bank resulting from evaluation of the bank's financial position.

Reclassifications—Certain reclassifications have been made to the prior year financial statements to conform with the 2001 presentation.

Recently Issued Accounting Standards—Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—A Replacement of FASB Statement No. 125* (Statement 140). Statement 140 is effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of Statement 140 did not have a material impact on the Company's financial statements since the Company has not entered into any securitization or asset transfer transactions.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* (Statement 133), as amended by Statement of Financial Accounting Standards No. 137, *Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of SFAS No.* 133, and by Statement of Financial Accounting Standards No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities—An Amendment of SFAS No. 133.* Statement 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative instrument as a hedging instrument. Statement 133 generally provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of (a) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (b) the earnings effect of the hedged forecasted transaction. The Company's derivative activities at December 31, 2001, relate solely to the interest rate lock commitments (IRLCs), which the Company has entered into with certain customers for specific short-term periods of time. These IRLCs relate to prospective mortgage loans, which the Company originates and immediately transfers to secondary mortgage servicers. The transfer of these IRLCs allows the Company to pass financial risk associated with potential changes in interest rates on to secondary mortgage servicers. The Company also reduces its financial risk associated with mortgage lending by utilizing "best efforts" agreements with secondary mortgage servicers. These agreements relieve the Company of its liability to deliver if a mortgage loan fails to close. The adoption of Statement 133 as of January 1, 2001, did not have a material impact on the financial position or results of operations of the Company, as of and for the period ended December 31, 2001.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, *Business Combinations* (Statement 141), and No. 142, *Goodwill and Other Intangible Assets* (Statement 142). Statement 141 supercedes Accounting Principles Board Opinion (APB) No. 16, Business Combinations. The provisions of Statement 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. Statement 141 also requires that upon adoption of Statement 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. Statement 142 supercedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. Statement 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of Statement 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

The Company will adopt the provisions of Statement 142 effective January 1, 2002. The Company is in the process of preparing for its adoption of Statement 142 and is making the determinations as to what its reporting units are and what amounts of goodwill, intangible assets, other assets, and liabilities should be allocated to those reporting units. In connection with the adoption of Statement 142, the Company does not expect to reclassify any balances between goodwill and other intangible assets. The Company expects that it will no longer record approximately $506,000 of annual amortization expense relating to its existing goodwill and indefinite-lived intangibles. The Company will also evaluate the useful lives assigned to its intangible assets and does not anticipate any changes to the useful lives currently assigned.

Statement 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The Company expects to complete that first step of the goodwill impairment test during the first quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company's fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the assets as of the beginning of the fiscal year, and pursuant to the requirements of Statement 142 will be completed during the first quarter of 2002. Any impairment loss resulting from the transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first quarter of 2002. The Company has not yet determined what effect these impairment tests will have on the Company's earnings and financial position.

2. Business Combinations

On December 14, 2001, the Company acquired Farmers National BancShares, Inc. (Farmers) in a business combination accounted for under the purchase method. The Company issued approximately 550,000 shares of common stock and common stock equivalents to existing Farmers shareholders at an exchange ratio of 0.53125 shares of the Company's common stock for each share of Farmers stock. Subsequent to the completion of the acquisition, the operations of Farmers, which had total assets of approximately $188 million at the date of acquisition, were merged into First American Bank, a subsidiary of the Company.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash	$ 8,153
Securities	46,058
Federal funds sold and securities purchased under agreements to resell	24,724
Net loans	99,203
Other assets	10,305
Goodwill	5,063
Core deposit intangible	1,184
Total assets acquired	194,690
Deposits	175,486
Other liabilities	1,881
Total liabilities assumed	177,367
Net assets acquired	$ 17,323

The acquisition of Farmers created $6,247,000 of intangible assets. The Company allocated $1,184,000 of the total intangible created to core deposits. This allocation was based upon the Company's valuation of the core deposits of Farmers. Factors considered in the valuation included: (1) the rate and maturity structure of Farmers interest-bearing liabilities (2) estimated retention rates for each deposit liability category and (3) the current interest rate environment. The core deposit intangible created will be amortized on a straight-line basis over seven years. The remaining intangible created was allocated to goodwill and will be tested at least annually for impairment.

On January 31, 2001, the Company completed the acquisition of Peoples State Bank of Groveland, Florida (Peoples) in a transaction accounted for as a pooling of interests. The Company issued approximately 735,000 shares of its common stock to existing Peoples shareholders at an exchange ratio of 1.164 shares of the Company's common stock for each share of Peoples stock. Peoples had assets of approximately $123 million at the date of acquisition. Pursuant to pooling of interests accounting treatment, the financial statements for all periods presented have been restated to reflect the results of operations of the companies on a combined basis from the earliest period presented, except for dividends per share.

On August 4, 2000, First American Bank, a subsidiary of the Company, completed the acquisition of two banking branches in Madison and Huntsville, Alabama. The acquisition increased loans and deposits by approximately $68.9 million and $54.0 million, respectively. The acquisition was accounted for as a purchase transaction.

In the third quarter of 1999, the Board of Directors of the Company authorized the repurchase of 121,129 shares of common stock. This repurchase, which was completed during the third quarter at a cost of approximately $3,226,000, was specifically related to the Company's issuance of an identical number of shares to acquire Rankin Insurance Agency during May 1999 in a purchase business combination.

3. Securities

The amortized costs and estimated market values of investment securities (carried at amortized cost) and securities available for sale (carried at market value) are as follows (in thousands):

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Investment securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 2,252	$ 81	$ 6	$ 2,327
Obligations of states and political subdivisions	6,460	144		6,604
Mortgage-backed securities issued or guaranteed by U.S. government agencies	226,054	270	447	225,877
Totals	$234,766	$ 495	$453	$234,808
Securities available for sale:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 26,451	$ 866	$ 12	$ 27,305
Obligations of states and political subdivisions	28,606	409	12	29,003
Mortgage-backed securities issued or guaranteed by U.S. government agencies	259,761	818	365	260,214
Equity securities	16,477		77	16,400
Totals	$331,295	$2,093	$466	$332,922

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Investment securities:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$ 3,263	$—	$ —	$ 3,263
Obligations of states and political subdivisions	7,652	139		7,791
Mortgage-backed securities issued or guaranteed by U.S. government agencies	49,847	585	1	50,431
Totals	$ 60,762	$724	$ 1	$ 61,485
Securities available for sale:				
U.S. treasury securities and obligations of U.S. government corporations and agencies	$115,112	$291	$ 328	115,075
Obligations of states and political subdivisions	25,291	377	36	25,632
Mortgage-backed securities issued or guaranteed by U.S. government agencies	175,317	59	1,514	173,862
Equity securities	10,804		76	10,728
Totals	$326,524	$727	$1,954	$325,297

Maturities of securities at December 31, 2001 are summarized as follows (in thousands):

	Investment Securities		Available for Sale	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due in one year or less	$ 1,500	$ 1,514	$ 2,695	$ 2,734
Due after one year through five years	6,107	6,291	30,248	31,206
Due after five years through ten years	1,105	1,124	15,493	15,754
Due after ten years			6,619	6,614
Mortgage-backed securities	226,054	225,879	259,763	260,214
Equity securities			16,477	16,400
Totals	$234,766	$234,808	$331,295	$332,922

Gross gains of $246,000, $1,000 and $196,000 were realized on the sale of securities during 2001, 2000 and 1999, respectively, and there were gross realized losses of $120,000 during 2000.

Equity securities are comprised primarily of Federal Home Loan Bank and Federal Reserve Bank stock. These holdings are required under regulatory guidelines.

4. Loans and Other Real Estate

Major classification of loans at December 31, 2001 and 2000 are summarized as follows (in thousands):

	2001	2000
Commercial, financial, and agricultural	$ 247,613	$ 275,107
Real estate	1,421,319	1,179,062
Consumer	82,909	79,458
Lease financing receivables	73,924	58,668
Securities brokerage margin loans	16,302	29,901
Other	124,564	89,700
Gross loans	1,966,631	1,711,896
Less unearned income	(2,462)	(1,086)
Loans, net of unearned income	1,964,169	1,710,810
Less allowance for loan losses	(28,519)	(22,368)
Net loans	$1,935,650	$1,688,442

In the normal course of business, loans are made to directors, officers, and their affiliates. Such loans are made on substantially the same terms as to other customers of the banks. The aggregate of such loans was $45,685,000 and $57,266,000 at December 31, 2001 and 2000, respectively. During 2001 and 2000, new loans of $25,120,000 and $42,844,000 were funded and repayments totaled $36,701,000 and $38,010,000, respectively.

Loans on which the accrual of interest has been discontinued or reduced amounted to approximately $7,563,000 and $3,642,000 at December 31, 2001 and 2000, respectively. If these loans had been current throughout their terms, gross interest income for the years ended December 31, 2001 and 2000, respectively, would have increased by approximately $406,000 and $498,000.

Other real estate at December 31, 2001 and 2000 totaled $1,680,000 and $1,468,000, respectively.

At December 31, 2001 and 2000, the recorded investment in loans for which impairment has been recognized totaled $7,563,000 and $3,642,000, respectively, and these loans had a corresponding valuation allowance of $0 and $57,000. Management of the Company believes that the value of these impaired loans on the Company's books is less than the recoverable value of the loans. The Company recognized no interest on impaired loans during the portion of the year that they were impaired. The impaired loans at December 31, 2001 and 2000 were measured for impairment primarily using the fair value of the collateral.

The Company grants real estate, commercial, and consumer loans to customers primarily in Alabama, Georgia, and Florida. Although the Company has a diversified loan portfolio, significant concentrations include loans collateralized by improved and undeveloped commercial and residential real estate.

5. Allowance for Loan Losses

A summary of the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 is as follows (in thousands):

	2001	2000	1999
Balance, beginning of year	$22,368	$19,111	$17,465
Provision charged to operations	3,946	2,506	2,107
Additions to allowance through acquisition	3,872	1,400	
	30,186	23,017	19,572
Loans charged off	(3,359)	(1,426)	(1,312)
Recoveries	1,692	777	851
Net charge-offs	(1,667)	(649)	(461)
Balance, end of year	$28,519	$22,368	$19,111

6. Property, Equipment, and Leasehold Improvements

Major classifications of property, equipment, and leasehold improvements at December 31, 2001 and 2000 are summarized as follows (in thousands):

	2001	2000
Land	$16,951	$14,043
Buildings and improvements	38,663	31,166
Leasehold improvements	6,606	6,371
Furniture, equipment, and vault	33,163	26,928
Construction in progress	2,939	3,199
	98,322	81,707
Less accumulated depreciation and amortization	37,501	29,660
Property, equipment, and leasehold improvements, net	$60,821	$52,047

7. Deposits

Deposits at December 31, 2001 and 2000 are summarized as follows (in thousands):

	2001	2000
Demand deposit accounts	$ 306,319	$ 244,400
NOW accounts	384,355	290,471
Savings and money market accounts	373,309	312,886
Time deposits less than $100,000	668,819	659,370
Time deposits of $100,000 or more	333,957	299,968
Total deposits	$2,066,759	$1,807,095

Certain directors of the Company, including their families and affiliated companies, are deposit customers. Total deposits of these persons at December 31, 2001 and 2000 were approximately $31,033,000 and $28,641,000, respectively.

8. Short and Long-Term Borrowings

Short-term debt is summarized as follows (in thousands):

	2001	2000
Note payable to third-party bank under secured master note agreement; rate varies with LIBOR and was 2.68125% and 7.4318% at December 31, 2001 and 2000, respectively; collateralized by the Company's stock in subsidiary banks	$ 16,350	$27,439
FHLB open ended notes payable; rate varies daily based on the FHLB Daily Rate Credit interest price and was 1.83% and 6.35% at December 31, 2001 and 2000, respectively; collateralized by FHLB stock and certain first mortgages	5,000	6,000
FHLB debt due at various maturities ranging from May 31, 2002 through December 31, 2002 at December 31, 2001; at December 31, 2000, maturities ranged from January 29, 2001 to October 12, 2001; bearing interest at fixed rates ranging from 2.17% to 2.53% at December 31, 2001 and bearing interest at fixed and variable rates ranging from 6.40% to 6.7575% at December 31, 2000; collateralized by FHLB stock and certain first mortgage loans	47,000	58,000
Total short-term borrowings	$ 68,350	$91,439

Long-term debt is summarized as follows (in thousands):

	2001	2000
FHLB debt due April 23, 2004; rate varies with LIBOR and was 6.48% at December 31, 2000; rate changes to 5.02% from April 23, 2001 to April 23, 2004; convertible at the option of the FHLB on April 23, 2001 to the three month LIBOR advance; collateralized by FHLB stock and certain first mortgage loans. This note was called by the FHLB during the year ended December 31, 2001		$13,700
FHLB debt due at various maturities ranging from November 5, 2003 through November 7, 2011; bearing interest at fixed rates ranging from 3.31% to 6.00% and 4.74% to 6.00% at December 31, 2001 and 2000, respectively; convertible at the option of the FHLB at dates ranging from January 7, 2002 to November 7, 2006; collateralized by FHLB stock and certain first mortgage loans. Various of these notes were called by the FHLB during the year ended December 31, 2001	$169,000	45,000

	2001	2000
FHLB debt due February 11, 2003; rate varies with LIBOR and was 5.3275% and 6.5275% at December 31, 2001 and 2000, respectively. Collateralized by FHLB stock and certain first mortgage loans	25,000	25,000
Trust preferred securities due December 18, 2031; rate varies with LIBOR and was 5.60% at December 31, 2001	15,000	—
Various notes payable	554	29
Capital leases payable	77	197
Total long-term debt	$209,631	$83,926

Certain of these amounts are callable at the option of the FHLB at dates earlier than the stated maturities.

Aggregate maturities of long-term debt are as follows for fiscal years (in thousands):

2002	$ 204
2003	30,204
2004	5,215
2005	10,008
2006	0
Thereafter	164,000
	$209,631

The note payable to a third-party bank at December 31, 2001 is payable in full on May 31, 2002. Maximum borrowing under the secured master note agreement is $35,000,000 and interest is payable quarterly. Total interest expense paid on the note was approximately $1,354,000 in 2001, $1,527,000 in 2000 and $817,000 in 1999.

At December 31, 2001, the Company has approximately $62,670,000 of available credit with the FHLB in addition to the approximately $246,000,000 above, approximately $18,650,000 of available credit with a regional financial institution, and federal funds lines of approximately $125,700,000 with various correspondent banks, of which approximately $85,700,000 remains available.

The Company has also pledged approximately $205,147,000 in loans to the Federal Reserve Bank of Atlanta as collateral for a discount window credit facility. At December 31, 2001, the Company had access to approximately $145,351,000 under this facility, and had no outstanding borrowings.

The FHLB has a blanket lien on the Company's 1-4 family mortgage loans in the amount of the outstanding debt. In addition to the blanket lien on the Company's 1-4 family mortgage loans, the Company has pledged available for sale securities as collateral for the outstanding debt. These securities had a carrying value of $71,511,000 at December 31, 2001.

Additional details regarding short-term debt are shown below (in thousands):

	2001	2000	1999
Average amount outstanding during the year	$41,587	$63,139	$25,950
Maximum amount outstanding at any month end	$97,100	$94,389	$64,922
Weighted average interest rate:			
During year	4.33%	6.97%	5.56%
End of year	2.28%	6.32%	6.75%

9. Leases

One of the Company's subsidiary banks leases its main office building from a partnership, which includes a director and a stockholder of the Company, under a noncancelable operating lease expiring in 2020. Leases classified as capital leases include branch offices with a net book value of approximately $47,000 at December 31, 2001. Additionally, several subsidiary banks lease branch offices and equipment under operating leases.

Minimum future rental payments for the capital and operating leases are as follows (in thousands):

	Capital Leases	Operating Leases
2002	$27	$ 1,823
2003	27	1,840
2004	27	1,802
2005	9	1,780
2006		1,674
Thereafter		18,110
Total minimum payments	90	$27,029
Less amount representing interest	13	
Net capital lease obligation	$77	

Rent expense charged to operations under operating lease agreements for the years ended December 31, 2001, 2000, and 1999 was approximately $1,768,000, $1,522,000 and $1,268,000, respectively, of which approximately $1,004,000, $999,000 and $958,000, respectively, during 2001, 2000, and 1999 relate to leases with related parties.

10. Commitments and Contingencies

In the normal course of business, the Company makes commitments to meet the financing needs of its customers. These commitments include commitments to extend credit and standby letters of credit. These instruments include, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition. The Company's exposure to credit risk is the extent of nonperformance by the counter party to the financial instrument for commitments to extend credit and standby letters of credit and is represented by the contractual amount of those instruments. The Company uses the same credit policies and procedures in making commitments and conditional obligations as it does for loans.

At December 31, 2001 and 2000, unused commitments under lines of credit aggregated approximately $502,299,000 and $448,709,000, of which approximately $15,100,000 and $19,174,000 pertained to related parties, respectively. The Company evaluates each customer's credit worthiness on an individual basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, residential real estate and income-producing commercial properties.

The Company had approximately $16,378,000 and $18,815,000 in irrevocable standby letters of credit outstanding at December 31, 2001 and 2000, of which approximately $87,000 and $319,000 at December 31, 2001 and 2000, respectively, pertained to related parties. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The collateral varies but may include accounts receivable, inventory, property, plant, and equipment, and residential real estate for those commitments for which collateral is deemed necessary.

The Company, in the normal course of business, is subject to various pending and threatened litigation. Based on legal counsel's opinion, management does not anticipate that the ultimate liability, if any, resulting from such litigation will have a material adverse effect on the Company's financial condition or results of operations.

11. Employee Benefit Plans

The Company, through two of its subsidiary Banks, sponsors two defined benefit pension plans. Each of these plans has been frozen with regard to future benefit accruals and participation by new employees.

The components of net pension expense (income) for the years ended December 31, 2001, 2000, and 1999 are as follows (in thousands):

	2001	2000	1999
Service cost			$ 659
Interest cost	$ 253	$255	334
Expected return on assets	(370)	(331)	(360)
Amortization of transition asset	(2)	(2)	(2)
Amortization of prior service cost			2
Recognized net actuarial loss			54
Net periodic pension cost	(119)	(78)	687
Gain on curtailment			(819)
Pension (income) expense	$(119)	$ (78)	$(132)

The reconciliation of the beginning and ending balances of the projected benefit obligation and plan assets, as well as disclosure of the plans' funded status for the years ended December 31, 2001 and 2000, is as follows (in thousands):

	2001	2000
Change in benefit obligation		
Projected benefit obligation at end of prior year	$3,826	$3,517
Service cost		
Interest cost	253	255
Actuarial loss	172	232
Acquisition	1,404	
Benefits paid	(178)	(178)
Projected benefit obligation at end of year	$5,477	$3,826
Change in plan assets		
Fair value of plan assets at end of prior year	$4,154	$3,705
Actual return on plan assets	367	627
Acquisition	1,001	
Benefits paid	(178)	(178)
Fair value of plan assets at end of year	$5,344	$4,154
Funded status		
Plan assets in excess of projected benefit obligation	$ (132)	$ 327
Unrecognized net gain	433	260
Unrecognized net asset at date of initial application	(4)	(7)
Accrued pension asset	$ 297	$ 580

Primary assumptions used to actuarially determine net pension expense are as follows:

	2001	2000	1999
Discount rate	6.50%	7.00%	7.50%
Expected long-term rate of return on plan assets	9.00%	9.00%	9.00%
Salary increase rate	N/A	4.25%	4.25%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefits in excess of plan assets were $1,404,000, $1,404,000 and $1,001,000, respectively, as of December 31, 2001.

The Company has a qualified employee benefit plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. Employees can contribute up to 15% of their salary to the plan on a pre-tax basis and the Company matches participants' contributions up to the first 5% of each participant's salary. The Company's matching contribution charged to operations related to this plan, as well as other plans of merged banks, was approximately $1,282,000, $971,000 and $537,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company and certain subsidiary banks have deferred compensation plans for the benefit of the Company's former chief executive officer. Payments under the plans commence March 15, 1997 and March 15, 2002, or at his death, if earlier, and continue for a period of 15 years. In connection with the plans, the banks purchased single premium life insurance policies on the life of the officer. At December 31, 2001 and 2000, the cash surrender value of the policies was $2,512,000 and $2,403,000, respectively.

Additionally, the Company and several of its subsidiary banks own life insurance policies to provide for the payment of death benefits related to existing deferred compensation and supplemental income plans maintained for the benefit of certain presidents, employees and directors of such banks. The total cash surrender value of such policies at December 31, 2001 and 2000 was $11,416,000 and $10,170,000, respectively. The Company recorded expense of $93,000 and $39,000 for the years ended December 31, 2001 and 2000, respectively for these plans.

The Company sponsors a Performance Share Plan (the PSP) to offer long-term incentives in addition to current compensation to key executives. The criteria for payment of performance share awards is based upon a comparison of the Company's average return on average equity for an award period to that of a comparison group of bank holding companies. If the Company's results are below the median of the comparison group, no portion of the award is earned. If the Company's results are at or above the 90th percentile, the maximum award is earned. The vesting period for awards is four years. Under the plan, 400,000 shares have been reserved for issuances.

In accordance with the terms of the PSP, a base grant of 23,000, 22,500 and 14,150 shares was made in each of the years ended December 31, 2001, 2000 and 1999, respectively. The market value per share was $22.00, $18.88 and $26.75 at each grant date for the years ended December 31, 2001, 2000 and 1999, respectively. During the years ended December 31, 2001 and 2000, 22,186, and 21,082 shares, respectively, were awarded to participants. At December 31, 2001, outstanding awards of expected and maximum payouts were 106,471 and 113,390 shares, respectively. Expense recorded for the PSP was $561,000, $653,000 and $541,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company has a separate Performance Share Plan to provide long-term incentives to non-employee directors of a subsidiary bank (the 1997 Subsidiary PSP) and made a base grant of 20,000 shares, with a market value per share of $25.13, to vest over a sixty-three month period. The actual number of shares to be distributed in fiscal 2002 will depend on the subsidiary bank's performance as well as certain conditions to be met by the directors. At December 31, 2001, the expected and maximum payout was 18,261 shares, net of forfeitures. Expense recorded for the 1997 Subsidiary PSP was $84,000, $84,000 and $77,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

During 2000, the Company adopted a separate Performance Share Plan to provide long-term incentives to non-employee directors of a subsidiary bank (the 2000 Subsidiary PSP) and made a base grant of 20,000 shares, with a market value per share of $19.22 to vest over a sixty-four month period. The actual number of shares to be distributed in fiscal 2005 will depend on the subsidiary bank's performance as well as certain conditions to be met by directors. At December 31, 2001, the expected and maximum payout was 25,000 shares. Expense recorded for the 2000 Subsidiary PSP was $90,000 and $30,000 for the years ended December 31, 2001 and 2000, respectively.

During 1999, the Company adopted the 1999 Long Term Incentive Plan (the LTI Plan) which provides for the award of incentive and non-qualified stock options, stock appreciation rights, restricted stock and performance awards to eligible employees of the Company. The total number of shares of common stock reserved and available for distribution under the LTI Plan is 300,000 shares. Any awards under the LTI Plan will be in addition to awards made under the PSP. During 2000, the Company granted 160,500 non-qualified stock options under the LTI Plan, which vest over a sixty-month period. Net of forfeitures, 145,500 stock options were outstanding at December 31, 2001. Expense recorded for the LTI Plan was $124,000 and $199,000 for the years ended December 31, 2001 and 2000, respectively.

In connection with the 2001 business combination of Farmers, the Company assumed certain stock options of the acquired bank. Additionally, the Company had fixed stock option plans with outstanding options granted prior to 1997. A summary of the status of the Company's fixed stock options as of December 31, 2001, 2000 and 1999, and the changes during each of the three years then ended is presented below:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	379,406	$14.12	239,371	$10.31	330,057	$ 9.43
Granted			164,018	18.88	3,518	26.78
Forfeited	(15,000)	18.88				
Assumed in business combination	75,076	27.45				
Exercised	(112,662)	8.85	(23,983)	8.60	(94,204)	7.83
Outstanding, end of year	326,820	$18.78	379,406	$14.12	239,371	$10.31
Options exercisable, end of year	181,320		218,906		231,913	

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

	Options Outstanding		
Exercise Price	Number Outstanding	Remaining Contractual Life	Options Exercisable
$ 5.03	2,110	March 2004	2,110
$ 6.39	3,984	October 2002	3,984
$ 9.39	18,636	August 2006	18,636
$10.00	29,833	November 2004	29,833
$10.10	4,848	October 2004	4,848
$13.00	6,833	November 2005	6,833
$14.64	2,449	February 2006	2,449
$14.92	2,111	September 2006	2,111
$15.56	26,995	March 2007	26,995
$17.42	2,111	September 2006	2,111
$17.66	6,796	November 2002	6,796
$18.88	145,500	December 2010	
$18.95	2,111	September 2006	2,111
$23.53	21,237	July 2003	21,237
$26.78	2,111	September 2006	2,111
$30.00	41,199	December 2004	41,199
$30.02	2,111	September 2006	2,111
$33.88	5,314	March 2002	5,314
$47.06	531	September 2009	531
	326,820		181,320

During 2001, the Company did not grant any stock options. The per share weighted-average fair value of stock options granted during 2000 and 1999 was $5.18 and $6.17, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: 2000—expected volatility 25.6%, expected dividend yield 3.5%, risk-free interest rate of 5.9%, and an expected life of 7.0 years; 1999—expected volatility 25.0%, expected dividend yield 3.0%, risk-free interest rate of 6.0%, and an expected life of 7.0 years. Total compensation expense recorded for the fixed stock option plans was $124,000, $253,000 and $53,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Additionally, the Company and three of its subsidiary banks maintain deferral of compensation plans for certain directors who are not employees of the Company. Under the plans, a non-employee director may choose to have all or part of the cash and/or stock equivalents they would normally receive as compensation deferred for future payment, at such time and in such manner as the director specifies at the time of the election, so long as any annuity payment period does not exceed ten years. The cash portion of the deferral of compensation account earns interest at a rate which approximates the Company's short-term borrowing rate. Dividends earned on stock equivalent portions are credited to the deferral or compensation account in the form of additional stock equivalents. At December 31, 2001 and 2000, the amount deferred under the terms of these plans totaled $1,730,000 and $1,285,000, respectively. For the years ending December 31, 2001, 2000 and 1999, approximately $445,000, $410,000 and $418,000, respectively, was expensed under these plans.

One of the Company's subsidiary banks has a deferred compensation plan whereby directors may elect to have all or a portion of their compensation deferred. Expense recognized under the plan was $17,000, $18,000 and $18,000 in 2001, 2000 and 1999, respectively. At December 31, 2001, amounts payable under the plan totaled $116,000.

In connection with the Farmers merger during 2001, the Company assumed an employee stock ownership plan with 401(k) provisions. Concurrent with the Farmers merger, the employee stock ownership plan was terminated. The Company intends to liquidate the employee stock ownership plan pending receipt of a determination letter from the Internal Revenue Service.

11. Income Taxes

The components of the provision for income taxes consist of the following for the years ended December 31, 2001, 2000 and 1999 (in thousands):

	2001	2000	1999
Current:			
Federal	$10,277	$ 8,693	$11,291
State	415	321	1,185
Total current expense	10,692	9,014	12,476
Deferred:			
Federal	2,260	2,057	(1,561)
State	280	350	(98)
Total deferred expense (benefit)	2,540	2,407	(1,659)
Change in valuation allowance			
Total provision for income taxes	$13,232	$11,421	$10,817

Temporary differences and carryforwards which give rise to a significant portion of the Company's deferred tax assets and liabilities for the years ended December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Deferred tax assets:		
Loan loss reserve	$10,393	$6,544
Other real estate owned basis difference	126	7
Net operating loss	1,103	146
Deferred compensation	3,614	2,431
Loan fees	522	510
Unrealized loss on securities		381
Other	854	538
Total deferred tax assets	16,612	10,557
Deferred tax liabilities:		
Depreciation and basis difference	12,139	7,336
Unrealized gains on securities	553	
Other	326	266
Core deposits	164	178
Total deferred tax liabilities	13,182	7,780
Net deferred tax assets	$ 3,430	$2,777

The Company did not establish a valuation allowance related to the deferred tax asset recorded at December 31, 2001 and 2000 due to taxes paid within the carryback period being sufficient to offset future deductions resulting from the reversal of these temporary differences.

Total provision for income taxes differs from the amount which would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below for the years ended December 31, 2001, 2000 and 1999 (in thousands):

	2001	2000	1999
Provision for income taxes at statutory federal income tax rate	$14,586	$12,934	$11,961
Increase (decrease) resulting from:			
State income taxes, net of federal income tax benefit	708	378	675
Tax free interest income	(1,557)	(1,433)	(1,304)
Nondeductible meals and entertainment	113	97	79
Disallowed interest expense deduction	59	68	100
Goodwill and core deposit amortization	164	153	134
General business and other credits	(861)	(861)	(830)
Other, net	20	85	2
Total provision for income taxes	$13,232	$11,421	$10,817

For federal income tax purposes, two of the Company's subsidiaries have net operating loss carryforwards totaling $3,164,000 and $310,000 at December 31, 2001 and 2000, respectively, which will expire beginning in 2006. For state income tax purposes, two of the Company's subsidiaries have net operating loss carryforwards and tax credits totaling $685,000 and $464,000 at December 31, 2001 and 2000, respectively.

12. Noninterest Expense

The following table sets forth, for the years ended December 31, 2001, 2000 and 1999, the principal components of noninterest expense (in thousands):

	2001	2000	1999
Salaries and employee benefits	$45,329	$39,017	$34,970
Commission based compensation	12,868	5,566	4,376
Net occupancy expense	9,722	8,906	7,884
Amortization of goodwill	524	501	387
Advertising	1,254	1,039	1,133
Banking assessments	771	660	512
Core deposit amortization	627	377	197
Data processing expenses	1,562	1,453	1,478
Legal and professional fees	3,331	2,337	2,996
Noncredit losses, net of recoveries	339	136	206
Postage and courier services	1,776	1,776	1,336
Supplies and printing	1,926	1,740	1,376
Telephone	1,224	1,167	1,059
Other	10,980	9,436	7,950
Total noninterest expense	$92,233	$74,111	$65,860

13. Earnings Per Share

The following table reflects the reconciliation, after adjusting for stock splits, of the basic EPS computation to the diluted EPS computation (in thousands, except per share data):

	Income	Shares	Amount
2001			
Basic EPS net income	$28,415	11,853	$2.40
Effect of dilutive securities		288	
Diluted EPS	$28,415	12,141	$2.34
2000			
Basic EPS net income	$25,518	11,792	$2.16
Effect of dilutive securities		181	
Diluted EPS	$25,518	11,973	$2.13
1999			
Basic EPS net income	$23,306	11,814	$1.97
Effect of dilutive securities		194	
Diluted EPS	$23,306	12,008	$1.94

14. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash, Due From Banks, Interest-Bearing Cash Balances, and Federal Funds Sold—The carrying amount is a reasonable estimate of fair value.

Investment, Available for Sale, and Trading Securities—Fair value is based on quoted market prices or dealer quotes.

Loans—The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits—The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Funds Purchased, Short-Term Borrowings, and Long-Term Debt—The carrying amount is a reasonable estimate of fair value.

Commitments to Extend Credit and Standby Letters of Credit—All commitments to extend credit and standby letters of credit have original terms, at their issuance, of one year or less; therefore, the fair value of these instruments does not materially differ fdrom their stated value.

The estimated fair values of financial instruments at December 31, 2001 and 2000 are as follows (in thousands):

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 78,262	$ 78,262	$ 80,476	$ 80,476
Interest-bearing deposits in other banks	$ 10,813	$ 10,813	$ 7,630	$ 7,630
Federal funds sold and securities purchased under agreements to resell	$ 32,241	$ 32,241	$ 30,260	$ 30,260
Investment securities and securities available for sale	$ 567,688	$ 567,730	$ 386,059	$ 386,782
Trading securities	$ 1,341	$ 1,341	$ 577	$ 577
Loans	$2,000,723	$2,054,886	$1,716,036	$1,747,475
Financial liabilities:				
Deposits	$2,066,759	$1,951,359	$1,807,095	$1,744,876
Federal funds purchased; securities sold under agreements to resell; and treasury, tax, and loan account	$ 243,550	$ 243,550	$ 167,480	$ 167,480
Short-term borrowings	$ 68,350	$ 68,350	$ 91,439	$ 91,439
Long-term debt	$ 209,631	$ 211,049	$ 83,926	$ 84,077

15. Parent Company

The condensed financial information of the parent company only as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999 is presented as follows (in thousands):

	2001	2000
Balance Sheets		
Assets:		
Cash	$ 3,642	$ 2,908
Securities available for sale	80	80
Investments in subsidiaries	232,003	191,742
Intangibles	5,781	6,124
Other assets	3,398	3,190
Total assets	$ 244,904	$204,044
Liabilities and stockholders' equity:		
Accounts payable	$ 4,930	$ 4,590
Accrued interest payable	204	411
Short and long-term debt	31,884	27,439
Total liabilities	37,018	32,440
Stockholders' equity:		
Common stock	12,425	11,922
Additional paid-in capital	103,624	86,115
Retained earnings	92,866	77,812
Treasury stock	(2,087)	(3,431)
Accumulated other comprehensive income (loss), net of taxes	1,058	(814)
Total stockholders' equity	207,886	171,604
Total liabilities and stockholders' equity	$ 244,904	$204,044

	2001	2000	1999
Statements of Income			
Income:			
Dividends from subsidiaries	$13,001	$ 8,566	$11,909
Securities gains		1	148
Other	30	40	36
	13,031	8,607	12,093
Expenses:			
Interest expense	1,446	1,527	816
Other expenses	3,878	3,089	2,771
Total expenses	5,324	4,616	3,587
Income before equity in undistributed earnings of subsidiaries and taxes	7,707	3,991	8,506
Equity in undistributed earnings of subsidiaries	18,983	19,929	13,613
Income before income taxes	26,690	23,920	22,119
Income tax benefit	1,725	1,598	1,187
Net income	$28,415	$25,518	$23,306

	2001	2000	1999
Statements of Cash Flows			
Cash flows from operating activities:			
Net income	$28,415	$25,518	$23,306
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of investment in consolidated subsidiaries in excess of net assets acquired and core deposits	342	342	338
Equity in undistributed earnings of subsidiaries	(18,958)	(19,903)	(13,613)
Deferred tax benefit	(475)	(1,014)	(87)
Other	1,384	601	285
Increase (decrease) in other assets and liabilities	(220)	2,355	(2,620)
Net cash provided by operating activities	10,488	7,899	7,609
Cash flows from investing activities:			
Additional investment in subsidiaries	(1,591)	(10,200)	
Decrease in securities available for sale			256
Net cash (used in) provided by investing activities	(1,591)	(10,200)	256
Cash flows from financing activities:			
Dividends on common stock	(11,003)	(9,289)	(7,958)
Change in other liabilities		9	(303)
Exercise of stock options	(408)	63	215
Net increase in borrowings	3,911	11,050	4,889
Purchase of treasury stock	(663)	(588)	
Treasury stock acquired for purchase business combination			(3,226)
Net cash (used in) provided by financing activities	(8,163)	1,245	(6,383)
Net increase (decrease) in cash	734	(1,056)	1,482
Cash, beginning of year	2,908	3,964	2,482
Cash, end of year	$ 3,642	$ 2,908	$ 3,964

16. Regulatory

The subsidiary banks are required by law to maintain reserves in cash or deposits with the Federal Reserve Bank or other banks. At December 31, 2001, the required reserves totaled $11,420,000.

At December 31, 2001 and 2000, securities with carrying values of $223,534,000 and $246,924,000, respectively, were pledged to secure U.S. government deposits and other public funds for purposes as required or permitted by law.

The Company has a policy of collecting amounts from its subsidiaries sufficient to cover expenses of the Company and to service Company debt. Such amounts have been received in the form of dividends declared by the subsidiaries. Payment of dividends is subject to the financial condition of the subsidiaries and the Company's judgment as to the desirability of utilizing alternative sources of funds. The payment of dividends by the subsidiary banks is also subject to various regulatory requirements. At December 31, 2001, $50,852,000 of the retained earnings of the subsidiary banks are available for payment of dividends to the Company under the various regulatory requirements, without special approval from the applicable regulators.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—

actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company maintain minimum amounts and ratios (set forth in the table below) of total qualifying capital and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The actual capital amounts and ratios of the Company at December 31, 2001 and 2000 are presented in the table below (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total qualifying capital (to risk-weighted assets)	$229,181	11.17%	$164,140	8.00%	$205,175	10.00%
Tier I capital (to risk-weighted assets)	$203,527	9.92%	$ 82,067	4.00%	$123,101	6.00%
Tier I capital (to average assets)	$203,527	7.61%	$106,979	4.00%	$133,723	5.00%
As of December 31, 2000:						
Total qualifying capital (to risk-weighted assets)	$181,149	10.11%	$143,342	8.00%	$179,178	10.00%
Tier I capital (to risk-weighted assets)	$158,781	8.86%	$ 71,684	4.00%	$107,527	6.00%
Tier I capital (to average assets)	$158,781	6.83%	$ 92,990	4.00%	$116,238	5.00%

The actual capital amounts and ratios of National Bank of Commerce, the Company's most significant subsidiary, at December 31, 2001 and 2000 are presented in the table below (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total qualifying capital (to risk-weighted assets)	$90,993	11.83%	$61,534	8.00%	$76,917	10.00%
Tier I capital (to risk-weighted assets)	$81,544	10.60%	$30,771	4.00%	$46,157	6.00%
Tier I capital (to average assets)	$81,544	7.72%	$42,251	4.00%	$52,513	5.00%
As of December 31, 2000:						
Total qualifying capital (to risk-weighted assets)	$83,688	10.97%	$61,030	8.00%	$76,288	10.00%
Tier I capital (to risk-weighted assets)	$74,678	9.79%	$30,512	4.00%	$45,768	6.00%
Tier I capital (to average assets)	$74,678	7.78%	$38,395	4.00%	$47,994	5.00%

17. Segment Reporting

In addition to traditional commercial and consumer retail banking products, the Company offers mortgage lending services, investment services, securities brokerage and trust services and insurance services to its customers. During 2001, the Company changed its reportable segment disclosure to present the combined results of operations for the securities brokerage and trust divisions into a consolidated segment. This change is due to the similar customer base and products offered by these divisions and reflects management's view that these formerly separate segments should be combined for both internal and external monitoring and reporting. The securities brokerage and trust division includes a full service broker-dealer operation and also manages the assets and provides custodial and trust services for both corporate and individual customers located primarily in the Birmingham, Alabama market. The mortgage lending division makes home loans to individuals throughout the markets served by the Company. The majority of the loans made are sold to corporate investors, who also service the loans. The investment services division sells fixed income securities and provides trading services to both individual and corporate customers. The insurance division offers a full line of insurance products including life, property and casualty insurance to individual and corporate customers primarily in the state of Alabama. These four divisions, along with the commercial and retail banking division, are considered the Company's reportable segments for financial disclosure purposes.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that certain overhead expenses are not allocated among the segments. Additionally, the fixed assets utilized by the various divisions are not separately identified by management. Accordingly, the results of operations for the mortgage lending, investment services, securities brokerage and trust, and insurance segments are not indicative of the results which would be achieved if each of the segments were a separate company. Intersegment transactions are accounted for at fair market value.

The Company's reportable segments represent the distinct major product lines the Company offers and are viewed separately for strategic planning purposes by management. The following table is a reconciliation of the reportable segment revenues, expenses, and profit to the Company's consolidated totals (in thousands):

	Investment Services Division	Securities Brokerage and Trust Division	Mortgage Lending Division(2)	Insurance Division	Retail and Commercial Banking	Corporate Overhead((1)	Elimination Entries	Total
Year ended December 31, 2000:								
Interest income	$	$1,858	$1,117	5	$177,028	$ (59)	$ (412)	$179,537
Interest expense		407	624	6	88,381	1,387	(412)	90,393
Net interest income		1,451	493	(1)	88,647	(1,446)		89,144
Provision for loan losses					3,946			3,946
Noninterest income	13,717	8,800	7,660	2,126	16,374	30		48,707
Noninterest expense	10,334	8,836	4,924	2,107	61,528	4,504		92,233
Net income before provision for income taxes and minority interest	$3,383	$1,415	$3,229	$ 18	$ 39,547	$(5,920)	$	$ 41,672
Year ended December 31, 2000:								
Interest income	$	$3,700	$ 424	$ 23	$168,951	$ (61)	$(1,815)	$171,222
Interest expense		1,805	315	14	89,141	1,527	(1,815)	90,987
Net interest income		1,895	109	9	79,810	(1,588)		80,235
Provision for loan losses					2,506			2,506
Noninterest income	5,867	7,692	3,866	2,099	13,782	41		33,347
Noninterest expense	5,377	7,579	2,746	1,837	53,432	3,140		74,111
Net income before provision for income taxes and minority interest	$ 490	$2,008	$1,229	$ 271	$ 37,654	$(4,687)		$ 36,965
Year ended December 31, 1999:								
Interest income	$	$2,053	$ 527	$ 16	$131,342	$ (93)	$ (739)	$133,106
Interest expense		955	348	9	60,918	816	(739)	62,307
Net interest income		1,098	179	7	70,424	(909)		70,799
Provision for loan losses					2,107			2,107
Noninterest income	6,624	5,897	4,240	1,068	13,303	184		31,316
Noninterest expense	5,957	5,430	3,043	875	47,877	2,678		65,860
Net income before provision for income taxes and minority interest	$ 667	$1,565	$1,376	$ 200	$ 33,743	$(3,403)	$	$ 34,148

(1) Corporate overhead is comprised primarily of compensation and benefits for certain members of management, merger related costs, interest expense on parent company debt, amortization of intangibles and other expenses.

(2) Mortgage lending includes allocated intercompany income totaling $229,000, $335,000 and $247,000 at December 31, 2001, 2000, and 1999, respectively.

18. Related Party Transactions

In addition to the previously disclosed related party transactions, the Company received trust fees from related parties of approximately $548,000 in 2001, $631,000 in 2000 and $629,000 in 1999.

19. Treasury Stock Repurchase Plan

In the second quarter of 2000, the Board of Directors of the Company authorized the repurchase of up to 250,000 shares of the Company's common stock. On October 10, 2000, this stock repurchase program was rescinded by the Board of Directors. A total of 30,000 shares were repurchased prior to the rescission of this plan. In the third quarter of 2001, the Board of Directors of the Company authorized the repurchase of up to 300,000 shares of the Company's common stock. As of December 31, 2001, 21,000 shares had been repurchased under this plan.

NOTES

Alabama National BanCorporation
1927 First Avenue North
Birmingham, Alabama 35203
www.alabamanational.com
205.583.3600